12/11

07028622

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Astro All Asia Networks

*CURRENT ADDRESS

PROCESSED

DEC 1 7 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34815 FISCAL YEAR 1-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 12/10/07

ASTRO ALL ASIA NETWORKS plc

imagine

ANNUAL REPORT 07



platforms...

More than **RM5 billion** invested in media infrastructure and content since the inception of ***Astro***. Enabling customers to access our growing range of services - whenever and wherever they are.

new media

mobile

publications



TRANSCENDING **lifestyles...**

comedy

action cartoons

sports

Over **24,000** hours of original programming and **1,700** hours of in-house productions. Award-winning shows, innovative services and new products. Because our customers deserve the best.



astro
SUPERSPORT
astro
RIA
astro
AWANI
astro
HITZ.TV
astro
ceria
astro
astro
華麗台

& **borders**

Bringing our experience, expertise and balance sheet strength to complementary markets in Asia.
Working with regional partners to reach new customers.

india

brunei

indonesia



LEVERAGING our brands

Television

astro™

making your life richer

Radio

RADIO NETWORKS

Inside

TV Channels and Global Content Distribution

CELESTIAL PICTURES

天映頻道 CELESTIAL MOVIES

Publications

astroguide

V MAG InTrend Aksi

I FEEL TopGear MALAYSIA

Malay Filmed Entertainment

astro SHAW

Talent Management

maestro TALENT

Animation

asi



Letter

DEAR SHAREHOLDERS

I am pleased to present the Annual Report 2007 for ASTRO ALL ASIA NETWORKS plc or ASTRO as it will be referred to in the rest of this Report.

Over the past year we continued to build on our core competencies, with improved performance in our key operating units. Our ***Astro*** pay-TV subscriber base grew to 2.016 million residential subscribers as at the end of the financial year ended 31 January 2007. Our radio networks in Malaysia remain market leaders in terms of listenership and share of customers' advertising expenditure, with a weekly listenership of about 11 million listeners.

We made significant progress in our content development efforts as we launched the ***Astro Entertainment Network*** (AEN), a collection of over 20 TV channels with locally-packaged proprietary content for broadcast on our ***Astro*** platforms in Asia. These channels are the driver for both acquisition of new customers and viewership among existing ones. I am confident that we will benefit from our increasing knowledge and experience of producing and marketing original content as we seek to develop business opportunities in other Asian markets, including India, China and Indonesia.

Progress has been made over the past year in expanding our businesses into overseas markets where we can leverage our core skills and capabilities. In April 2007, we announced a joint-venture with the Sun Group in India, one of the country's leading media groups. The planned Direct-To-Home (DTH) satellite TV venture will allow us to participate in the fast-growing Indian consumer market. In China, through our alliance with local partners, we have launched an airtime marketing venture, initially focusing on radio syndication, with the possibility of expanding into other media platforms across the country.

Within the region, we are working to formalise our participation in the pay-TV business in Indonesia. Progress has been slower and more difficult than we had expected. Nonetheless, we remain committed to this market. We currently produce five channels in Bahasa Indonesia using home-grown talent and production teams, over and above procuring local and international content from third parties.

from the Chairman

The successful launch of the MEASAT-3 satellite, which includes transponders designed and tailored to our specific requirements, has put us back on track. With the expanded capacity, we can now offer a wider array of entertainment and information services for our customers. We have migrated all channels broadcast in Malaysia to the new satellite and will progressively deploy the new capacity throughout 2007 and beyond.

Notwithstanding the anticipated start-up losses arising from our investments in certain overseas ventures, the Group's financial performance for the year was satisfactory. Strong results from our domestic operations continue to underpin our healthy balance sheet and will support our regional expansion efforts. Nevertheless, we are attentive to the dividend expectations of our shareholders. With that in mind, and after taking into account our capital funding requirements for existing and new businesses, the Board has proposed a final tax-exempt dividend of 3.0 sen per share. Including our earlier interim dividends of 4.0 sen per share, the total dividend for the year is 7.0 sen per share. This dividend represents a payout of 42% on the underlying earnings of existing domestic operations and is consistent with the Board's commitment to a progressive dividend policy.

The Group remains committed to the community in the regions we operate. This commitment is delivered in a variety of ways, and we continue to seek innovative ways to expand our outreach. Support in cash and kind was provided to the victims of the devastating floods in the southern Malaysian state of Johor and surrounding areas. ***The Astro Scholarship Fund***, launched in 2006, continues to attract an overwhelming response from outstanding students interested to pursue careers in media and the arts. From providing logistics and production support to the ***Force of Nature*** charity concert for Indonesian earthquake victims to establishing the ***Krishen Jit Astro Fund*** in partnership with the Five Arts Centre in Malaysia, ASTRO has been at the forefront in supporting worthy causes, whilst promoting the creative arts and young talent.

The Board continues to adopt a proactive approach to business management. It seeks to ensure effective organisation of the Group's separate business units and operating entities, while administering the overall direction, business strategies and performance as a whole.

With this in mind, a number of senior management appointments has been announced in recent months. We are pleased to have on board Robert Odendaal, who joined as Chief Executive Officer of ASTRO from 1 February 2007. With his extensive experience in international pay-TV markets, Robert is well-placed to lead our expansion efforts into new markets, as well as provide guidance for our flagship Malaysian TV business now led by Rohana Rozhan. Her previous role is now filled by Grant Ferguson, as Chief Financial Officer. Grant has many years of financial and management experience in Asia, much of which has been gained from working with a number of the region's leading business groups. The Board is confident that we have a management team with strong complementary skills capable of leading the Group into the future.

In his new capacity as Executive Deputy Chairman, Ralph Marshall will provide strategic guidance and thought leadership to our management team, particularly on our overseas expansion efforts. Last year also saw Tan Poh Ching retiring from his position as a Non-Executive Director. On behalf of my fellow directors, I would like to thank him for his invaluable contribution to the Group over the years. We wish him every success in his future endeavours. The Board now comprises five directors, three of whom are independent.

It now only remains for me to express the Board's appreciation for the support from all our staff, customers, business partners, media colleagues and shareholders who have contributed in many ways toward the success of the Group over the past year. I would also like to extend my thanks to the various Malaysian Government ministries for their continuing support to our efforts to develop a Malaysian-based, Asian-focused and world-class media business.

We are encouraged by the Malaysian government's continuing efforts to promote economic growth, raise disposable incomes, encourage home-ownership and foster a business-friendly climate for local and foreign investors. These activities, along with the growing demand for infotainmemt services from the rapidly growing population in our target regional markets, augur well for our businesses.

Dato' Haji Badri Haji Masri
Chairman
30 May 2007

Key Performance Indicators

The Group measures its operating and financial performance through a number of Key Performance Indicators (KPIs), which in turn, are cascaded down to the respective business units. Below is an extract of the KPIs that are tracked by senior management and provided to Board members on a regular basis.

	FY2004*	FY2005*	FY2006	FY2007
TELEVISION				
Subscribers				
Residential subscribers ('000)	1,283.0	1,565.8	1,784.2	**2,016.3**
Gross Additions ('000)	387.2	408.9	444.8	**398.3**
Net Additions ('000)	298.7	282.7	218.4	**232.1**
TV HH Penetration (%)	26.5	30.4	33.9	**36.5**
2nd Box Subscription ('000)	47.8	61.0	80.2	**101.3**
2nd Box Penetration (%)	3.7	3.9	4.5	**5.0**
Churn (%)[1]	7.9	9.0	13.4	**8.8**
ARPU (RM)[2]	81	80	79	**78**
CAC Per Box (RM)	904.4	789.0	749.3	**666.6**
Content Cost Per Sub (RM)	28.1	26.8	25.5	**25.5**
Content Cost as % of Revenue	30.3	30.1	29.3	**29.7**
Advertising Expenditure				
Astro Share of TV Adex (%)	12.2	11.3	11.9	**13.0**
Astro Adex as % of Total Revenue (%)	7.2	6.9	6.4	**7.1**
Financial Summary				
Revenue	1,265.6	1,530.6	1,787.0	**1,978.3**
CAC[3]	371.9	336.9	384.3	**273.9**
EBITDA	246.7	395.4	389.2	**552.5**
EBITDA Margin (%)	19.5	25.8	21.8	**27.9**
Free Cash Flow	111.6	263.6	453.5	**658.2**
Return on Capital Employed (%)[4]	32.8	29.6	69.1	**165.3**
RADIO				
Listeners				
Total Listeners (million)[5]	8.7	9.0	11.2	**10.9**
Total Listener Share (%)	44.5	47.5	60.5	**51.8**
Advertising Expenditure				
Radio Industry Share (%)	4.4	3.8	4.0	**4.3**
AMP Share of Radio Adex (%)[6]	73.5	74.1	79.1	**73.4**
Total Fill Rates (%)	57.7	61.1	43.7	**36.7**
Financial Summary				
Revenue	108.0	124.3	143.3	**151.0**
EBITDA	46.6	55.0	60.4	**67.0**
EBITDA Margin (%)	43.1	44.2	42.1	**44.4**
Free Cash Flow	37.7	47.0	64.9	**76.7**
Return on Capital Employed (%)[4]	38.0	27.4	17.9	**26.3**
LIBRARY LICENSING & DISTRIBUTION				
Shaw Titles re-mastered	125	160	120	**94**
Shaw Titles released for distribution	128	116	128	**86**
Celestial Movie Channel distribution, including programme blocks (Territories)	4	9	11	**11**
Financial Summary				
Revenue	36.3	47.6	60.1	**75.3**
EBITDA	(52.8)	(67.0)	(72.5)	**(38.2)**
EBITDA Margin (%)	n.m.	n.m.	n.m.	**n.m.**
Free Cash Flow	(54.6)	(24.8)	(41.9)	**(44.5)**
Return on Capital Employed (%)[4]	n.m.	n.m.	n.m.	**n.m.**

	FY2004*	FY2005*	FY2006	FY2007
CONSOLIDATED				
Revenue[7]	1,418.8	1,716.3	2,012.5	**2,224.3**
Television	1,265.6	1,530.6	1,787.0	**1,978.3**
Radio	108.0	124.3	143.3	**151.0**
Library Licensing and Distribution	36.3	47.6	60.1	**75.3**
Others	61.3	120.6	260.1	**313.4**
Inter-segment	(52.4)	(106.8)	(238.0)	**(293.7)**
EBITDA[8]	241.7	369.1	352.3	**527.5**
Free Cash Flow[9]	(3.5)	179.7	300.0	**353.9**
Profit After Tax and Minority Interest	9.9	145.5	228.6	**160.4**
Balance Sheet				
Net Cash	509.4	580.8	787.2	**1,047.4**
Cash	1,740.3	966.5	848.1	**1,075.7**
Debt	1,230.8	385.7	60.9	**28.3**
Total Assets	3,357.8	2,650.0	2,851.2	**3,026.4**
Shareholders' Equity	1,394.6	1,559.4	1,786.7	**1,847.4**
Per Share Data				
Earnings Per Share (sen)	0.71	7.58	11.88	**8.32**
Dividend Per Share (sen)[10]	n.a.	2.5	5.0	**7.0**
Net Assets Per Share (RM)	0.73	0.81	0.93	**0.95**
Key Financial Indicators				
Debt to Equity (times)	0.9	0.2	0.0	**0.0**
Return on Assets (%)[11]	0.3	5.5	8.0	**5.3**
Return on Equity (%)[12]	0.7	9.3	12.8	**8.7**
Return on Capital Employed (%)[4]	10.1	17.7	17.0	**25.6**
Dividend Yield (%)[13]	n.a.	0.45	1.02	**1.30**

RM million unless specified otherwise

* Restated with Prior Year Adjustment relating to the adoption of IFRS 2 - Share-based Payment

n.a. - not applicable

n.m. - not meaningful

Notes:

1. Churn is the difference between total subscriber disconnections and total reconnections of previously disconnected subscribers, over the period in review.
2. Average Revenue Per User (ARPU) is the monthly average revenue per residential subscriber. ARPU is calculated by dividing monthly average revenue derived from active residential subscribers over the fiscal year with monthly average number of active residential subscribers during the fiscal year.
3. Customer acquisition cost (CAC) is the cost incurred in activating new subscribers for the period under review, in the multi-channel subscription television service, including sales and marketing related expenses and subsidised set-top box equipment costs.
4. EBITDA/(Total Assets – Current Liabilities)
5. Based on the Radio Listenership Survey by Nielsen Media Research in October 2004, 2005 and 2006 respectively.
6. Based on Nielsen Media Research Adex Report in January 2004, 2005 and 2006 respectively.
7. The Group is organised in the following business segments:
   - Television – provision of Direct-To-Home subscription TV and related interactive TV services.
   - Radio – radio broadcasting services.
   - Library Licensing and Distribution – ownership of a Chinese film entertainment library and aggregation and distribution of the library and related content.
   - Others – magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; television content distribution; ownership of buildings and investment holding companies.
8. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales), profit/(loss) from investment in associates, and gain/(loss) from Internal Group Restructuring.
9. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
10. The Directors recommend a final tax-exempt dividend payment of 3.0 sen per share (Final Dividend) for the financial year ended 31 January 2007 subject to the approval of shareholders at the forthcoming Annual General Meeting. The tax-exempt dividends will be paid on 30 August 2007 to depositors who are registered in the Record of Depositors at the close of business on 15 August 2007. Should the Final Dividend be approved, the total interim and final dividends approved in respect of the financial year ended 31 January 2007 would be 7.0 sen per share.
11. Profit After Tax and Minority Interest / Total Assets
12. Profit After Tax and Minority Interest / Shareholders' Equity
13. Annual dividend expressed as a percentage of the current share price. ASTRO share price as at 31 January 2007 was RM5.40.





Expanding Horizon

Over the last 10 years, we have changed the media landscape. From humble beginnings, we now serve over 2 million subscribers or 37% of Malaysian TV homes. The environment remains conducive for further growth.

accolades


Melaka
90.3fm

We continue to reap the benefits of nurturing in-house talent and creativity – the year in review had been a period of continued success and recognition for seasoned professionals and rising stars in music and entertainment.

Anugerah Juara Lagu 2007
Irama Malaysia - Zahid for *Warkah Buat Laila*

Anugerah ERA 2006
Most Promising Artiste - Mawi
Best Male Vocal Artiste - Mawi
Best Pop Song - Mawi and M. Nasir for *Lagu Jiwa Lagu Cinta*
Irama Global Award - Mawi for *Aduh Saliha*
Best Music Video - Mawi for *Kian*
ERA Chart Award - Mawi for *Aduh Saliha*
Best Vocal Duet - Nikki and Zahid for *Caramu*
DiGi SMS Choice Award - Mawi
Movie Fans Choice Award - *Baik Punya Cilok*






BAIK PUNYA
CILOK
Lu Cilok Gud... Gud Cilok Lu


長恨歌
everlasting regret

Anugerah Industri Muzik 2007

Freddie Fernandez - Anugerah Sri Wirama for outstanding contributions to the music industry

Anugerah Bintang Popular 2006

Most Popular Male Radio Announcer - Halim Othman (6th award since 2001)
Most Popular Female Radio Announcer - Linda Onn (6th time in a row)
Most Popular Male TV Personality - Aznil Hj Nawawi (4th time in a row)
Most Popular Male Comedy Actor - Saiful Apek (5th time in a row)
Most Popular Film Actor - Saiful Apek
Most Popular New Male Artiste - Faizal AF4

19th Malaysian Film Festival

Special Jury Award: Innovative & Inspiring Film - *Man Laksa*

Anugerah Oskar PPFM

Best Producer - Tayangan Unggul Sdn. Bhd.
Best Wardrobe - Ahmad Mokhtar Halim
Best 3D Graphics - Jong Kiam Soon
Best Set Design - Faizal Mohd Zulkifli

Asian Promax / Broadcast Design Awards 2006

Gold Award, Best Sports Campaign - Jeffrey Yong for *FIFA World Cup 2006*
Star Rocket Award - Jeffrey Yong, Outstanding Young Producer
Silver Award, Best Movie Promotion - Celestial Movie Channel for *Everlasting Regret*

CALENDAR highlights


Selamat Datang di Dunia Astro

April

Astro brings the ***2006 FIFA World Cup™*** – all 64 Matches LIVE via 8 interactive channels


astro
Alami Piala Dunia FIFA 2006

February

- ***Astro*** pay-TV service commences operations in Indonesia
- Celestial Pictures launches ***WaTV***, its second TV channel, in Indonesia



May

Akademi Fantasia 4

Grand Final caps yet another highly successful season




中国新闻·
娱乐·文化
的新视野!
青春时尚
中国的代言
Asia's first ever
ANIME channel!

July

Prime Minister YAB Dato' Seri Abdullah Ahmad Badawi presents ***The Astro Scholarship Awards***

August

Astro launches 7 new channels - a mix of locally produced and international content for all ages





September

- ASTRO JV secures 25-year license to provide advertising agency services for 7 radio stations in Zhejiang Province, China
- ***Astro MAX*** personal video recorder makes its debut


astro


astroMAX



November

- ***Astro*** opens 4 more Customer Service Centres nationwide
- ***VMAG*** and ***ifeel*** magazines given fresh new looks
- ***Astro*** introduces live streams and channel surfing for mobile phones in conjunction with the launch of ***Maxis TV***





October

Shaw Brothers movies make inroads in the Middle East home video and Australian Free-To-Air markets

December

- MEASAT-3 successfully launches into orbit, paving the way for ***Astro*** TV service expansion
- ***Astro*** launches another 4 new channels featuring news and variety programming

ALJAZEERA
tv 9
Asia
BBC entertainment

January 2007

HITZ.TV Blast Off! competition unearths new local talent



BOARD OF



From Left:

BERNARD ANTHONY CRAGG

CHIN KWAI YOONG

DATO' HAJI BADRI HAJI MASRI

RALPH MARSHALL

DATO' MOHAMED KHADAR MERICAN

Directors



Board of Directors' Profiles

DATO' HAJI BADRI HAJI MASRI

Chairman and Non-Executive Director

Malaysian, age 63, joined the Board in July 2003 and was appointed its Chairman in August 2003. He has been a Director of MEASAT Broadcast Network Systems Sdn Bhd since 1996. Prior to that, he served in various government ministry posts from 1968 to 1996, including that of Director General of Tourist Development Corporation of Malaysia and Director of the Budget Management Division of the Ministry of Finance of Malaysia.

Dato' Haji Badri graduated with a BA in Malay Literature from the University of Malaya and an MA in Political Science from King's College University, London. He was awarded the Heinz Fellowship from the University of Pittsburgh.

He has held various posts in the private sector including Business Development Advisor of Sriwani Holdings Bhd (listed on Bursa Securities), Chairman and Managing Director of DiPerdana Holdings Bhd (listed on Bursa Securities) and Chairman of Crest Petroleum Bhd (listed on Bursa Securities), a position he held until July 2003.

He does not have any business arrangement with the Company in which he has a personal interest.

RALPH MARSHALL

Executive Deputy Chairman

Malaysian, age 55, joined the Board in July 2003. He was appointed its Deputy Chairman and Group Chief Executive Officer in August and September 2003 respectively, and on 1 February 2007, he was appointed its Executive Deputy Chairman. He has served as a Director of MEASAT Broadcast Network Systems Sdn Bhd since 1994 prior to the commencement of the operations of the Group.

Ralph is an Associate of the Institute of Chartered Accountants in England and Wales, and a Member of the Malaysian Institute of Certified Public Accountants and has some 30 years experience in financial and general management.

He also serves on the Boards of several companies listed on the Bursa Malaysia Securities Bhd viz. Tanjong Public Limited Company ("Tanjong" which is also listed on the London Stock Exchange plc) as Executive Director, Maxis Communications Bhd ("Maxis"), MEASAT Global Bhd and KLCC Property Holdings Bhd as Non-Executive Director.

His other directorships include Powertek Bhd, Arnhold Holdings Limited (listed on The Stock Exchange of Hong Kong Limited) and Overseas Union Enterprise Limited ("OUE") (listed on the Singapore Exchange Securities Trading Limited). He is also an Executive Director of Usaha Tegas Sdn Bhd which has significant interests in Maxis, Astro, Tanjong and OUE among others.

He does not have any business arrangement with the Company in which he has a personal interest.

DATO' MOHAMED KHADAR MERICAN

Non-Executive Director/Independent Director

Malaysian, age 51, joined the Board in August 2003. He manages his own financial consultancy and is an independent Non-Executive Director of Rashid Hussain Bhd (listed on Bursa Securities), RHB Bank Bhd, RHB Insurance Bhd and RHB Investment Bank Bhd. (formerly known as RHB Sakura Merchant Bankers Bhd).

Dato' Mohamed Khadar has over 20 years experience in financial and general management. He is a Member of both the Institute of Chartered Accountants in England and Wales and the Malaysian Institute of Accountants.

He had served as an auditor and a consultant in an international accounting firm before joining a financial services group in 1986. Dato' Khadar held various senior management positions in Tradewinds Corporation Bhd (listed on Bursa Securities) between 1988 and April 2003, including those of President and Chief Operating Officer.

He does not have any conflict of interest with the Company.

BERNARD ANTHONY CRAGG

Non-Executive Director/Independent Director

British, age 52, joined the Board in September 2003. He also serves as the Chairman of Datamonitor plc (listed on the London Stock Exchange plc) and i-mate plc (listed on AIM of the London Stock Exchange plc). He is a Director of Workspace Group plc (listed on the London Stock Exchange plc), Mothercare plc (listed on the London Stock Exchange plc) and Bristol and West plc, a part of the Bank of Ireland (UK) Financial Services.

Bernard is a Chartered Accountant and had spent over 8 years in Price Waterhouse. He has a degree in Mathematics from Liverpool University.

He formerly held various senior management positions in Carlton Communication plc (listed on the London Stock Exchange plc) for over 17 years including as its Group Financial Controller, Company Secretary and Group Finance Director. Bernard has also served as a Director of Arcadia Group plc (listed on the London Stock Exchange plc).

He does not have any conflict of interest with the Company.

CHIN KWAI YOONG

Non-Executive Director/Independent Director

Malaysian, age 58, joined the Board in March 2006. He was an audit partner with PricewaterhouseCoopers from 1982 until his retirement in 2003. During his tenure as partner, he was Executive Director in charge of the Consumer & Industrial Products & Services Group. He had also served as Director of the Audit and Business Advisory Services Division, and of the Management Consulting Services Division.

Kwai Yoong is a Fellow of the Institute of Chartered Accountants in England and Wales and a Member of the Malaysian Institute of Certified Public Accountants as well as the Malaysian Institute of Accountants.

He has extensive experience in the audits of major companies in the banking, oil & gas and automobile industries as well as in the heavy equipment, manufacturing, construction and property development sectors. He was also involved in corporate advisory services covering investigations, mergers & acquisitions and share valuations.

He is a Director of Deleum Bhd whose principal activity is in the provision of supporting specialised products and services for the oil and gas industry and Rangkaian Pengangkutan Integrasi Deras Sdn Bhd (RAPID KL), a leading provider of integrated public transport in Malaysia.

He does not have any conflict of interest with the Company.

Notes:

1. *None of the Directors have any family relationship with any directors and/or major shareholders of the Company.*
2. *None of the Directors have had any convictions for offences within the past 10 years.*
3. *None of the Directors have had any sanction and/or penalties imposed on them by any regulatory bodies during the financial year ended 31 January 2007.*

Group Management

ROBERT ODENDAAL

Chief Executive Officer - ASTRO

Robert, 45, a British citizen, assumed his current position on 1 February 2007. As CEO, Robert has overall responsibility for implementing Board strategies and decisions, and for building efficiencies and improving synergies throughout the Group. Previously CEO of wireless service provider Bell Mobility in Canada, Robert also held other key positions, including that of CEO of pay-TV operator Bell ExpressVu in the Bell Canada group of companies. Prior to that, he held several Executive Directorships and gained extensive experience and expertise in multi-channel TV, content and new media distribution and products at BSkyB in the UK. Robert is a Fellow of the Chartered Institute of Management Accountants (CIMA) and holds an MBA from Heriot-Watt University, Edinburgh.





ROHANA ROZHAN

Chief Executive Officer - ***Astro*** TV

Rohana joined the Group in 1995 during its start-up phase, and has been closely involved in its growth as a senior member of the management team and as CFO since its listing in 2003. She was appointed CEO of ***Astro*** TV in May 2006 and is responsible for the Group's DTH broadcast business in Malaysia and Brunei. She holds a B.A. (Hons) in Accounting and Economics from the University of Kent at Canterbury, UK and is a Fellow of the Chartered Institute of Management Accountants (CIMA). Rohana completed the Advanced Management Programme at Harvard Business School in 2006.

Robert and Rohana do not have any interest in the securities of the Company or its subsidiaries, or hold directorships in any public company. They do not have any family relationship with any directors / major shareholders of the Company, and have not had any convictions for offences within the past 10 years.



GRANT FERGUSON

Chief Financial Officer - ASTRO

Grant joined ASTRO as Chief Financial Officer in October 2006. He has more than 20 years of experience in financial and business management, including 14 years with various international companies across Asia. Prior to joining the Group, Grant was Managing Director of Investments at Temasek in Singapore, with specific responsibility for the telecommunications and media sectors.

BORHANUDDIN OSMAN

Executive Director - Radio

Borhan joined ASTRO in 1999 and has, since 2001, been Executive Director of AMP Radio Networks. He is responsible for the general management of ASTRO's Malaysian radio operations, which comprises of eight terrestrial networks and 17 music channels on the ***Astro*** pay-TV platform. Borhan has more than 20 years of experience in the advertising industry and is currently President of Malaysian Association of Commercial Radio Operators and Chairman of the Communications and Multimedia Content Forum of Malaysia (CMCF).





ZAINIR AMINULLAH

Executive Director - Bahasa Content

Zainir joined ASTRO in 1996 and held various portfolios in Sales and Marketing before joining the Programming division in 2002. He was appointed Executive Director for Astro Entertainment Sdn Bhd in 2007 and is responsible for creating and packaging content and channels for the growing and very important Bahasa-speaking audience in Malaysia, Indonesia and Brunei. He recently completed his MBA at the University of Chicago.

GROUP MANAGEMENT



WILLIAM THEODORE PFEIFFER

Chief Executive Officer - Distribution of Shaw Library and Chinese Content

William has been CEO of Celestial Pictures Limited since 2001. He is responsible for the strategic direction and overall performance of Celestial Pictures, which undertakes the development and distribution of Chinese content, including the Shaw Brothers film library. William has extensive experience in the entertainment industry for most of the 25 years that he has lived in Asia. William is a board member of the Cable and Satellite Broadcasting Association of Asia (CASBAA).

TENGKU DATO' ANUAR MUSSADDAD TENGKU MOHAMMAD

Executive Director - Malay Filmed Entertainment

Tengku Anuar joined the Group in 1996. He assumed his current position in 2004 where he is responsible for production and distribution of Malaysian and Indonesion filmed entertainment.





LOUIS FOO

General Manager - MEASAT Publications

Louis joined the Group in 1997. He was appointed General Manager of MEASAT Publications Sdn Bhd in 2004 where he is responsible for driving the Group's publications business.



GRAHAM CHARLES STEPHENS

Chief Technology Officer - ASTRO

Graham joined the Group in 1995 and was responsible for the broadcast technology relating to the launch of ***Astro*** TV services. He is currently responsible for identifying and implementing new technology initiatives to enhance the broadcast infrastructure and ***Astro*** TV platform. He has over 25 years' experience in broadcast engineering and operations.



LAKSHMI NADARAJAH

General Counsel - ASTRO

Lakshmi oversees and manages the legal affairs of the Group, including those of the Company Secretary. She is a graduate of the University of London (LLB, King's College and LLM, London School of Economics), and is admitted to practice in the United Kingdom, Malaysia and Australia. Prior to joining ASTRO in 2005, she was in private legal practice in Malaysia and Australia, where she focused on general corporate commercial law.



RAGHVENDRA MADHAV

Executive Director - India

Raghvendra, a chartered accountant, joined the Group in 1996, serving in various roles in operations and business development. He is currently responsible for business development activities in India.

Building New Foundations

We are committing substantial sums to grow new businesses in emerging markets such as Indonesia where we can build on our core competencies and leverage our extensive infrastructure.





THE YEAR IN Review

Our flagship ***Astro*** TV business in Malaysia continues to drive the Group's bottomline, accounting for close to 90% of consolidated revenues of RM2.2 billion. With increased revenue and lower customer acquisition costs, offset partially by higher content cost, Group earnings before interest, tax, depreciation and amortization or EBITDA, rose 50% to RM528 million. After accounting for our share of start-up losses of certain new investments, net attributable profit declined 30% to RM160.4 million.



It was a year of tremendous challenges as well as excellent opportunities.

Details of our operating units' performance are available in their respective segments of this Annual Report. What is not immediately evident in the financial figures, and what I would like to highlight here, are the challenges and continuing risks faced by the Group, and the steps taken to address them, as well as to protect our ability to sustain long term growth, cashflow and profitability for shareholders.

With our Malaysian TV subscriber base breaching the 2 million mark in the fourth quarter of fiscal 2007, the key task ahead for senior management is to ensure that it continues to grow. But the challenges brought about by a rapidly changing customer profile require far more complex solutions than the ones we dealt with in our pioneering years.

Particulars	**FY2007 ***	**FY2006 ***	**% change**
Consolidated Revenues	2,224.3	2,012.5	+10.5
Key Costs:			
• Customer Acquisition Costs	273.9	384.4	-28.7
• Set-Top-Box Costs	197.4	310.7	-36.5
• Content Costs	615.7	584.8	+5.3
• Overheads	312.4	280.1	+11.5
EBITDA	527.5	352.3	+49.7
EBITDA Margin	**23.7%**	**17.5%**	**+6.2% points**

** RM million unless otherwise stated*

THE YEAR IN REVIEW

We took risks in those early years, and successfully grew our Malaysian business. We have now reached a stage where we cannot depend on organic or domestic growth alone. Whilst we are uniquely placed to take advantage of the immense regional opportunities, it also means that we, as an organisation, have to increase our risk appetite as we embark into emerging markets with rapidly evolving regulatory structures. Balancing our resources between local and regional opportunities, and reconciling short term returns with longer term value creation will thus be a continuing challenge for management.

Indonesia is a case in point, and admittedly, has been a difficult market for us. To date, we have accounted for RM157.4 million as our share of losses, a significant impact to our bottomline as we continue the formalisation of the venture. Operating performance has been below our expectations for various reasons - mostly beyond our control - but we remain optimistic about the potential of this market.

The Asian region continues to provide immense, relatively untapped opportunities. Indeed, it is for this very reason that we are seeking shareholders' approval to expand our regional footprint to India, one of the world's fastest growing consumer market and a much under-penetrated market for pay-TV. The proposed US$166 million equity investment will give us a 20% stake in Sun Direct TV which is expected to commence service in the latter part of 2007.

Finally, in today's relentless world of constant change, we need to stay relevant, and ahead of industry developments. We will respond to competitive distribution platforms such as Internet Protocol TV (IPTV), broadband and a stronger consolidated Free-To-Air offering.

Content remains key to future growth. In particular, creating unique local programmes, supported by compelling international content, will be crucial in strengthening our platforms in Malaysia and the region, and in differentiating us from competitive offerings.

STRENGTHENING HOME MARKET & NURTURING FUTURE GROWTH BUSINESSES

Content remains key to future growth. In particular, creating unique local programmes, supported by compelling international content, will be crucial in strengthening our platforms in Malaysia and the region, and in differentiating us from competitive offerings.

We have organized internally to provide the necessary focus and infrastructure, including setting up a separate ***Astro Entertainment Network*** (AEN) unit, to house over 20 ***Astro***-branded channels of various genres and languages. With annual budgets exceeding RM300 million, AEN will also consolidate our Malay language programming for viewers in Malaysia, Brunei and Indonesia, and eventually for niche markets globally. A new content development team headed by ***Astro*** veteran and former Senior Director for Content, Zainir Aminullah, is now in place to drive this new initiative and, in time to come, develop it into an important profit centre.

Future-proofing our technology and broadcast infrastructure, including the ancillary information technology, through continual upgrading and refreshing, is paramount for our business. This will ensure our systems remain resilient and robust while keeping pace with the rapid and continual technological developments that characterise the media industry.

A vital infrastructure supporting our revenue generation activities is our Customer Relationship Management and Billing system (CRM). While we have been able to alleviate much of the earlier technical issues relating to our CRM, we need to ensure that it is capable of meeting current requirements, as well as cater for future business expansion. Several measures are accordingly in place to ensure that system maintenance and upgrades do not cause disruptions to our customer servicing capabilities.

Our overseas businesses are often structured through joint-ventures with local partners who can provide vital market knowledge, contacts and networks, as well as meet regulatory and legal requirements. But these arrangements, by their very nature, also limit our control of operations and performance, and in turn, reduce our ability to manage risks and costs.

THE YEAR IN REVIEW

We thus insist on a thorough due diligence process prior to investing, as well as strong board representation, industry-acceptable legal documentation and other protective measures following a decision to invest, to secure our substantial investments.

To give greater visibility and a more rigorous assessment of these and other business risks faced by the Group, we have instituted a formal process to identify, assess, monitor and manage risks. A newly-established and independent Enterprise Risk Management (ERM) team, reporting to senior management, is now in place to roll out its activities across our business units.

Over the past year, we have increased our focus on succession planning, recruiting top talent and enhancing our professional development programs to ensure that ASTRO has a sufficiently deep management bench to meet the increasing demands of our businesses and rise to the tremendous challenges ahead.

The appointment of Robert Odendaal as Chief Executive Officer in February 2007 reflects that commitment. Robert brings with him extensive media industry experience and expertise in pay-TV in major markets, as well as new media distribution and products. He will extract synergies from our Group's businesses and work closely with the respective business heads to build our operations domestically and across the region, while keeping our products, our infrastructure and our technology relevant and current. I am confident that we have a management team that is focused on the bottomline.

In my new role as Executive Deputy Chairman, I will continue to provide thought leadership, promote governance and advance relationships with regulators, key stakeholders and strategic partners, as well as provide guidance on the Group's investments in the region, particularly the Indian sub-continent, Indonesia and East Asia.

I now wish to take this opportunity to thank my fellow board members, friends and colleagues in the media industry, and the various government ministries, for their unstinting support over the last decade. With continuing passion and dedication from management and staff, I am confident that ASTRO will rise to these challenges, and chart a rewarding future.

Ralph Marshall
Executive Deputy Chairman

Risk Factors

The Group is in the process of implementing a Risk Management framework to identify and manage risks.

The Group's operating and financial performances are subject to various key risks as summarized below.

These include risks pertaining to operations, economy, political situations, legal framework, regulatory regimes and competition, and are by no means all inclusive. There may be additional risks unknown to the Group, and risks currently considered immaterial could become material in the future. These risks, whether they materialise individually or in combination, could significantly affect the Group's financial results, and should be carefully considered along with any forward-looking statement in the rest of this Annual Report.

POLITICAL & REGULATORY

We operate in an industry that is subject to extensive regulation and supervision by the relevant authorities. The conditions of ASTRO's licences to provide DTH satellite TV services and FM radio in Malaysia could be varied, modified or revoked at any time. The Group has also invested in international ventures and conducts operations in overseas jurisdictions which expose it to additional political, economic, regulatory and foreign exchange risks, including unexpected or frequent changes in laws, regulations, licensing, taxation and currency repatriation policies.

FOREIGN ASSOCIATES

Many of our overseas ventures and operations are conducted with partners through joint-ventures, which limits our control of the management of the operations and performance of these ventures, and consequently, decreases our ability to manage risks and costs.

BROADCAST OPERATIONS

Our ability to conduct business is extremely dependent on the continuing operations of our multi-media broadcast infrastructure as well as ancillary information technology and data processing systems. Transmission of our pay-TV channels depends on uninterrupted access from our uplink facilities to MEASAT satellite transponders. Any system failure, whether from operational disruption, transponder failure, acts of God or otherwise, may result in serious disruption or suspension of operations for a prolonged period.

CRM AND BILLING SYSTEM

The CRM is a crucial infrastructure supporting our revenue generation and customer care servicing activities. Continuing maintenance and upgrades to cater for service expansion could cause system capability and degradation issues, resulting in major disruptions and degradation in our customer servicing capabilities.

PROCURING UNIQUE AND COMPELLING CONTENT

Future business growth is dependent on our ability to attract new customers and retain their loyalty. Our TV business depends, to varying degrees, on our ability to secure rights to key international programmes, and create local content with sufficient differentiation and relevance to our evolving customer base. The rights and pricing of third party content are subject to periodic negotiation and re-pricing which may be higher than budgeted.

TECHNOLOGY & INNOVATIONS

Technology in the satellite-TV and media industry is rapidly evolving, along with new applications and innovations, such as compression, conditional access security, and recordable devices. Future technological changes may require ASTRO to make investment in untested products or greater-than-expected capital expenditures in order to avoid obsolescence and remain competitive.

COMPETITION

The Group faces competition within the media industry, from emerging technologies and applications as well as from other leisure activities competing for our customer wallets. In addition, alliances formed by competing players such as cable and telecommunication service providers may result in them pooling their financial resources or bundling their services in competition against the Group.

HUMAN RESOURCES

Our human resources, across all levels of staff, remains crucial to our ability to execute our strategy and meet operational and financial targets. In particular, skilled employees and top quality talent are, not only a scarce resource but also highly mobile, and may be lost to new market entrants.



Moving Forward

The Group is seeking to increase its participation in large under-penetrated economies that will benefit from the anticipated liberalisation of the media industry and fast-growing consumer sector in developing countries such as India.



Our Businesses

Across the Group, we are constantly looking at ways of leveraging our media platforms and our content development capabilities to enrich the lives of our customers – our subscribers, listeners, readers, net surfers, mobile phone users and others - through whatever medium, whenever and wherever they choose to interact with us.







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making your life richer

Our focus on redefining the customer experience provided much of the impetus for fiscal 2007. The result was palpable: an enhanced content offering, a refreshed product pipeline and a much improved customer service process.

ENHANCING THE CUSTOMER EXPERIENCE

Refreshing our content line-up ranked top on our list. Using new technology to extract additional bandwidth from existing satellite transponders, ***Astro*** introduced 11 new local and international channels, offering more movie, drama, kids' infotainment, animation and general variety, last year. Since the start of the current year, with new transponder capacity, we have added 9 more. From an initial bouquet of 22 channels in 1996, ***Astro's*** multi-channel TV service today offers close to 80 multi-lingual, multi-service channels, with more to come over the course of the next 12 months.

2006 also saw the launch of the ***Astro MAX***, our first digital multimedia recorder which has enhanced the customers overall viewing experience. Through an integrated hard disk drive, viewers can record, rewind, pause and forward their favourite programmes with a touch of a button, thus enabling them to watch what they want, when they want, as aptly portrayed in our TV commercial ***I've Got Time***.

Indeed, the ***Astro MAX*** viewer watches more TV. Our record shows more than 25% of our ***Astro MAX*** customers have taken a second decoder at home. To support sales, we have developed a number of marketing programmes with various banks and institutions. A special offer was also extended to ASTRO's staff and shareholders.


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Courtesy of Action Images



Astro introduced 11 new local and international channels, offering more movie, drama, kids' infotainment, animation and general variety, last year. Since the start of the current year, with new transponder capacity, we have added 9 more.

To streamline and accelerate creation of new customer accounts, ***Astro*** introduced e-subscription. This online paperless process has not only cut down subscriber processing time by half, but also paved the way for easier data retrieval from our database, improved accuracy and saved costs.

A key achievement during the year was, undoubtedly, the sharp reduction in churn, namely customers who disconnected from our service. Churn declined to around historical levels at 8.8% in FY2007, from 13.4% in FY2006, as a result of further stabilisation of CRM and a more robust customer acquisition and retention program.

This enabled us to plan, manage and execute all the customer initiatives in a more systematic manner without major disruptions and thereby avoid the volatile levels of high disconnections in previous periods. Although the volume of disconnections increased year-on-year, the re-connection rate improved from 81% in FY2006 to over 90% in FY2007. Key events like the ***2006 FIFA World Cup™*** broadcasts, the introduction of 11 new channels and a reinforced win-back and retention team, also fuelled improvement. Other proactive programmes include new payment and collection initiatives to instil the payment habit, auto debit promotions and loyalty privilege vouchers.

As anticipated, with further penetration into the mass market environment, average revenue per user (ARPU) continued to moderate to RM77.7 for the financial year compared with RM79.2 in the previous year. Over 75% of net additions were from the Malay speaking segment, driving sector penetration to 33.8% and accounting for 48.5% of our customer base. Our current and future programming initiatives continue to address the viewing preferences of this segment, with the aim of continuing our growth momentum in Malaysia.

In the face of escalating content costs and taking into account the general increase in prices, we have made the decision to revise our package prices, effective June 2007, for our Malaysian customers for the first time since 2004. Cognizant of our customers' needs, we have concomitantly provided for a more flexible package, which includes a 24% lower entry price, thereby allowing our viewers more options to better match their preferences and pocket.

During the year, we incurred RM274 million in Customer Acquisition Costs (CAC), which are largely subsidies on our set-top boxes and related sales and marketing expenses. With increased efficiencies and one-off cost savings, CAC per new customer declined 11% year-on-year to RM 667.



We remain committed to producing strong, landmark local programmes and securing compelling and value-enhancing international content. In the last financial year, we expensed a record RM588 million on television content, with RM94 million spent on in-house productions and commissioned programmes that have been capitalised.

Reflecting the strong operating performance, TV revenues rose 10.7% to RM1.978 billion, with subscriptions accounting for RM1.8 billion or 91% of revenue, and advertising contributing RM141 million or 7.1% of total revenue. With expanded revenues and lower CAC, earnings before interest, tax depreciation and amortisation (EBITDA) margin rebounded to 27.9%, up from 21.8% in the previous year.

CONTENT & VARIETY

We remain acutely attuned to our viewers' evolving preferences, as reflected in the latest Nielsen media survey. Of the top ten most watched channels in Malaysia, six are on the ***Astro*** platform. Reflecting our commitment to local content, we increased our in-house production to over 1,700 hours of entertainment, information and news programmes.

Among them is our ***Akademi Fantasia*** (AF) reality mega-hit talent show, now into its fifth season. A spin-off programme, ***Fail Sulit AF***, was launched this January to build up viewership towards the weekly hit concerts. The Mawi phenomenon continues. A former AF winner and one of Malaysia's most popular entertainers, he was featured in several new programmes including ***Resume Untuk Mawi*** and ***Konsert Fantasia Mawi LIVE***. Other popular programmes that fared exceptionally well among our audiences included ***Raja Lawak***, a comedy talent quest, and the inimitable AF host and award winning Aznil in his show ***Macam-Macam Aznil***. ***Astro Ceria's*** extremely successful ground event ***Run For Fun*** was also positively received by our viewers.

The ***Astro Talent Quest*** continues to be the biggest and most exciting Chinese language youth talent search in Malaysia. Viewers who walked the memory lane proved their prowess as they gave the ***Astro Classic Golden Melody 2006*** singing competition the highest rating (438 thousand viewers) for an ***Astro AEC*** programme in the past year. ***TVB8's Minutes To Fame*** reached our shores recently, with talent recruitment events held in 18 locations in Malaysia. ***Vaanavil Padalthiran Pothi*** retained its high popularity among Indian viewers, while ***Aattam 100 Vagai 2*** drew fans to a packed stadium for the season finale. Fans of the local English music scene also responded enthusiastically to the third season of ***Blast Off!*** which was aired on ***Astro's HITZ.TV***.

Newly produced in-house programmes such as ***AC Di Sini*** have proven to be a success, with host AC Mizal providing viewers a closer look into the thoughts and shenanigans of Malaysia's most popular entertainers. Comedian Saiful Apek portrays the lighter side of life in ***Gitu-Gitu Apek***, a series of hilarious skits. Noted motivational guru Dato' Dr Fadzilah Kamsah features in his very own self-titled motivational talk show on ***Astro Ria***. Poignancy and real life tragedy tug at the heartstrings in the emotionally-charged ***Ku Mohon***, while Anita Sarawak reinvents herself in the women's lifestyle programme, ***Dekorasa***. ***Dua Dunia*** rides the wave of reality programming with a show that revolves around celebrities exchanging their lifestyles with those of individuals.

We have also been increasing our coverage of knowledge-based and religious-themed programmes during the Ramadhan month, with ***Kembara Iman*** and ***Ziarah*** garnering positive feedback and viewership. ***Astro*** continues to delve into the realm of Interactive TV with the June 2006 debut of game show ***Durian Runtuh***, which was successfully replicated across the Chinese and Indian vernacular channels. At the other end of the spectrum, car lovers have been lapping up ***X-Tuned***, hosted by professional driver Raja Razman.


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Our Chinese language debuts include the popular ***Taste with Jason***, ***E-ha***, ***Evening Edition***, and ***Trio and A Bed***. Viewers were also able to determine the winner of the ***Miss Astro Chinese International Pageant 2006***, via SMS. Our Indian viewers have been enjoying ***360 Degrees***, the cinema-themed ***Bioscope***, the legal-based talk show ***Sattam*** and society-focused ***Kutra Pathirikai***. ***Indian Music Training*** continued its success by recently holding a second round of training for musicians aspiring to become professionals.

Astro also played host to ***Anugerah Era***, celebrating Malaysia's music industry, and to the second year of the ***Wah Lai Toi Drama Awards 2006***. The build up to the Wah Lai Toi Drama Awards included preview programmes, promotional tours by TVB artistes and SMS voting. Fans also got to meet and greet their favourite local celebrities at our well-received ground events such as the nationwide ***Gempak Selebriti*** tours and ***Gegak Gemilang Astro*** which celebrated our 10th anniversary. The Gegak tour attracted half a million visitors across seven venues nationwide. We also celebrated major festivities with our viewers with special variety programmes or roadshows like ***Marhaban d'Astro*** for Hari Raya Aidilfitri, ***Deepavali Celebration with Special Children*** and ***Yu Yang Feng Shui*** in the lead-up to Chinese New Year.

We also hosted special events with support from our channel partners, including the premiere of Disney Channel's ***High School Musical***, featuring Vince Chong, winner from our inaugural AF show who sang the Bahasa Malaysia version of the hit theme song ***Breaking Free***. Other events included the ***79th Annual Academy Awards***, ***Cheetah Mobile*** from ***Cheetah Girls 2***, Playhouse Disney Channel's ***Pooh Adventure Fest***, ***Hannah Montana Pop Star Dream Party***, ***Wendy Wu: Homecoming Warrior*** and National Geographic Channel's ***Dr. Brady Barr*** in Malaysia.

Astro also produced ***Konsert Merdeka KLCC 2006 LIVE***, featuring Malaysia's most popular singers celebrating the country's 49th year of independence, as well as ***Force of Nature – Yogyakarta Quake Aid 2006 LIVE***, a charity concert featuring local and Indonesian artistes to raise funds for victims of last year's earthquake in Yogyakarta, Indonesia.

Our international programme offerings were refreshed with yet new seasons of rated favourites and original programming such as ***Heroes***, ***Entourage***, ***American Idol***, ***Lost*** and the all ***CSI*** series. ***The Amazing Race Asia*** premiered for the first time and was won by Malaysian duo Zabrina and Jo Jer. These programmes were supplemented by a


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vast array of drama serials and variety shows from across the Asia Pacific, which were featured either on our new ***Astro***-branded channels such as ***Astro Kirana*** and ***Astro Aruna*** or our latest international turnaround channels such as ***Zee***, ***WaTV***, ***ETTV Asia***, ***CCTV4*** and ***Animax***. In our effort to localise content for greater audience appeal, some 12,000 hours of programming was subtitled enabling the viewer to select – depending on their preferred subtitling language -- via the remote control. Malaysian viewers could also vote in international reality shows such as ***Rockstar*** and the ***Miss World 2006*** beauty pageant.

ENGAGING THE VIEWER

Sports aficionados were treated to a series of high profile sports events, such as the ***2006 FIFA World Cup™***, ***Torino Winter Olympics***, ***Commonwealth Games*** and the ***Doha Asian Games***. Through the ***Red Button*** interactive technology feature ***Astro*** was able to offer a plethora of enhanced viewing experiences ranging from news updates to special camera angles and voting. Indeed, our comprehensive coverage of the ***2006 FIFA World Cup™*** games provided much of the momentum for new subscription, advertising and sales during the year.

Contests were also organized to build customer loyalty. The ***Astro Movie Mania Contest***, for instance, gave out monthly prizes as well as a grand prize – a trip to Hollywood with local star Anuar Zain. We also launched the ***Mastercard FIFA Auto Debit Campaign*** in the run-up to the ***2006 FIFA World Cup™***, to encourage customers to opt for this payment method. Presently 20% of our customers are on auto debit, a figure which we would like to grow. Lucky winners got tickets to catch selected semi-final matches in Germany. The ***Astrolife Discount Vouchers*** dispenses discounts on a wide variety of products and services. To date, more than 1 million customers have used the vouchers.

We further extended our longstanding Partnership Programme which allows us to leverage on our partners' extensive customer base, while rewarding their customers with free set-top boxes. Our second box campaign – where existing customers get a free box for taking a second ***Astro*** subscription – continued to see encouraging response. There are currently some 100,000 multi-TV homes with second decoders.

As we move forward, striving for outstanding service, operational excellence and delighting our customers will continue to be our guiding force and our Number ONE priority as we seek to be the preferred choice for our customers.

BEYOND MALAYSIA

As previously reported, PT Direct Vision (PTDV) launched the ***Astro*** service in Indonesia on 28 February 2006 under a trademark licensing arrangement with MEASAT Broadcast Network Systems Sdn Bhd, the owner of the ***Astro*** trademark. We continue to believe in the potential for this market where over 55,000 customers have signed up for the service as of 31 January 2007. We currently produce five ***Astro***-branded, Indonesian language channels for PTDV, some of which are now the most watched, among the 48 channels offered by the service.

As at 31 January 2007, the Group has incurred costs of RM230 million in respect of the business of PTDV, which include capital and operational expenditure and other services that we have provided to PTDV. Although the venture has yet to be finalised, we have opted to account for our potential interest in PTDV taking into consideration the current operations and the nature of the costs that we have incurred in supporting the venture. For the financial year in review, the Group's share of operating losses arising in this investment stands at RM157 million.




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In tune with you, all day...

on air

online

on ground

on mobile

radio

AMP RADIO NETWORKS

Notwithstanding the emergence of new competitor channels, AMP consolidated its market leadership, retaining the top spots in all the four key vernacular segments.

MAINTAINING LEADERSHIP & GROWING THE MARKET

Era remains the country's largest radio network appealing to 5.9 million Malay language listeners every week, while ***MY FM***, the largest Chinese language network had 2.1 million listeners. In the Indian language market, ***Thr Raaga*** is the largest network with 2.4 million listeners, while ***hitz.fm*** remains the largest English language network with 1.1 million listeners each week. AMP's radio stations collectively reach some 11 million listeners or over half the total radio listenership in the country.

Our success was particularly distinct in the Malay language market which remains the largest and fastest growing market segment for our Radio business. Reflecting its appeal to the adult Malay demographic, ***Sinar***, which debuted in March 2004, secured the number two position after ***Era*** in the over-25 years' Malay market last year, thus strengthening AMP's position as the country's leading radio network.

During the year, ***Mix FM*** and ***Light & Easy*** networks were re-branded with fresh logos and their programmes enhanced to better appeal to their respective market segments. ***Mix FM*** is targeted at the 25-35 years English speaking market, while ***Light & Easy*** is now ***Lite FM*** to reflect a contemporary adult feel and sound.

New initiatives and improved products were offered by AMP stations as they continue to develop listenership in line with consumers' rising income levels in all key market sectors.


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As a result of AMP's initiatives, and partly due to the emergence of new entrants, there is now greater awareness of radio as an effective medium. Consequently, radio's share of the total advertising market rose from 4.0% in FY2006 to 4.3% in FY2007, underscoring the 12% growth for the radio segment against only 4.6% for the total market, as per Nielsen Media Research.

INTERACTIVE GROWTH

This positive market development was complemented by increased internet traffic to the company's websites. Over 309 million page views were recorded in the year – equivalent to 9 million unique visitors, and representing a 77.6% increase over FY2006. This growth was spurred by new and improved content and interactivity, including information on artistes, details of upcoming concerts, promotions, downloadable content and contests. The interactive platform now accounts for 3% of the company's revenue and is expected to grow further as broadband infrastructure develops, mobile usage expands and new distribution platforms, such as 3G technology, evolve.

ENTERTAINMENT LEADER

AMP continued to provide an array of on-ground event entertainment throughout the year. ***Era*** presented its annual ***Anugerah Era*** with great success again in 2006. This event was televised live on ***Astro*** TV and is the major 'people's choice' music awards in the country. Other events included ***hitz.fm's*** Birthday Bash in Malacca where 15,000 enthusiasts showed up. The ***hitz.fm 2006 FIFA World Cup Finals™*** Street Party in Bukit Bintang, Kuala Lumpur drew a crowd of over 100,000 supporters and ***MY FM's*** Birthday Bash in Genting garnered a presence of 8,000 fans.






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MY FM also supported famous Asian acts like Rain and Don Ban Shin Ki from Korea and Taiwanese Jolin Tsai, while ***hitz.fm*** backed the Pussy Cat Dolls. ***Lite FM*** supported Lionel Richie and the Penang Jazz Festival, while ***Xfresh*** championed the local music and entertainment scene by playing Malaysian music exclusively.

INTERNATIONAL VENTURES

Even as the Radio group continues to grow in its primary market of Malaysia, it is also exploring opportunities to develop a regional presence in Asia. In FY2007, the Radio group received formal approval to establish a joint-venture in China which allowed it to produce and distribute advertisements, and act as advertising sales agents for local and foreign entities, throughout the country. That apart, we are in advanced discussions to expand our presence in neighbouring regions such as India, as well as in Indonesia where we intend to conclude services arrangements with local partners. Further expansion will be explored as we attempt to leverage the intellectual expertise established within the Group over the past 10 years.

AMP's radio stations collectively reach some 11 million listeners or over half the total radio listenership in the country.













Library Licensing & Distribution

During the year in review, Celestial Pictures Limited achieved further progress as it expanded its product portfolio and established a broader global distribution network.

CELESTIAL PICTURES LIMITED

Revenues from our library licensing and distribution activities increased 25.2% to RM75.3 million during the year under review while operational loss showed marked improvement, decreasing 46.7% to RM39.7 million.

Celestial Pictures' maiden 42-episode drama ***Empress Feng of the Northern Wei Dynasty***, produced in partnership with the Shanxi Provincial Administration of Radio, Film and Television and the Datong Film and Television Production Centre of China was completed in December 2006. The drama is being distributed worldwide by Celestial Pictures. Early feedback of the period drama, starring Jacqueline Wu, made famous in award-winning director Ang Lee's *Eat Drink Man Woman*, has been positive.

The company is also co-producing China-made TV drama series based on the characters and themes of the Shaw Brothers films, and is distributing third party TV series such as ***Thanks for Having Loved Me, Dragon Tiger Heroes***, ***Men and Legends***, ***Healing Souls***, ***Two Brothers*** and ***Fox Volant of the Snowy Mountain***.

First launched in Indonesia in February 2006, Celestial Pictures' second television channel ***WaTV*** has since expanded its coverage to Malaysia and Brunei. Targeting international viewers aged 18-35, ***WaTV*** is a fast-paced Mandarin-language entertainment channel showcasing the modern lifestyles of China's urban youth. To further enhance the channel's content, ***WaTV*** secured the exclusive premiere of China's top reality game shows such as ***Super Girl***, ***Let's Shake It*** and ***My Hero***.

Having put in place a strong distribution network, Celestial Pictures is distributing films, not only from Hollywood such as the pulp-horror ***Snakes On A Plane*** and the award-winning ***Babel***, but also films from Japan, Korea and Southeast Asia.


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CELESTIAL PICTURES

During the year in review, flagship Celestial Movies celebrated its fourth birthday in March 2007, and secured carriage in Vietnam, making it available in 12 countries and territories to date. Going forward, the channel will continue to premiere the most current Chinese-language blockbusters, such as ***Confession of Pain*** and ***The Banquet*** from Media Asia Distribution Limited, one of Hong Kong's leading film production houses, and ***Protégé***, courtesy of Harvest Ocean Limited. Celestial Movies will completely localise its Indonesia feed with Bahasa Indonesia subtitling to further cement its position as the most-widely distributed Chinese movie channel.

Celestial Pictures has also widened its global footprint of its Shaw Brothers' pay-TV, home video and video-on-demand products with additional deals in Australia, Belgium, Japan, Luxembourg, the Netherlands, Portugal, Taiwan and the United States. It also concluded its first Free-To-Air television deal in Australia. Distribution of the Shaw Brothers films reached nine new markets in the Middle East, and eight new markets in Africa. To date, the Shaw Brothers titles have been distributed to 105 countries on six continents with 530 titles released, and millions in sales of DVD/VCD units achieved.

Leveraging on the company's intellectual property assets, Celestial Pictures is initiating film projects, remaking legendary iconic classics, using today's stars, for exclusive distribution by Celestial Pictures.

In 2006, the company released three CD compilations of classic Shaw Brothers soundtracks, in association with music company EMI. Celestial is currently producing a series of new music remix albums to be released this year.

The success story of ***Perhaps Love***, an Astro Shaw and TVB production distributed by Celestial Pictures, continues. Released theatrically in Asia in December 2005, the musical was distributed around the world in 2006 and has since garnered more than 30 international awards, including top honours in Asia, Europe and the United States, making it one of the most decorated Chinese-language films since *Crouching Tiger, Hidden Dragon.* Its success has set a landmark of sorts and re-established the Chinese musical genre in a market that has long been dominated by martial arts and art-house films.

As part of its growth strategy, Celestial Pictures will focus on bringing its film and television content to younger audiences, through new media initiatives. The company is in partnership with mobile operators as well as content partners to deliver kung fu themed mobile products. Some of the products on offer include mobi-sodes, video messaging, video clips, ringtones, wallpaper and a Kung Fu TV mobile channel, among others. Celestial's mobile content products are available on the China Mobile platform in China, the Online Content Service for PlayStation Portable(PSP)® in Hong Kong, ROK TV service in Thailand and Motek Mobile in North America.




FOX VOLANT
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Astro Entertainment Network (AEN)

With the aim of developing end-to-end capability, ***Astro Entertainment Network*** (AEN) was formally launched in February 2007 to leverage the Group's extensive content creation and aggregation capabilities as well as its operational, marketing and distribution resources, to establish a foothold in Malaysia and neighbouring regions.

The unit currently broadcasts over 24,000 first-run hours of original content in multi-languages for diverse audience segments to support subscriber growth for the ***Astro*** regional platforms in Malaysia, Brunei and Indonesia.

Its content library includes some of Malaysia's most popular shows such as ***Akademi Fantasia*** which was developed in-house. In addition to originating concepts internally, AEN would also seek new programming concepts, format and ideas which it can adopt or adapt for local market consumption. The unit also enhances relevance of foreign content for its target local markets by producing over 12,000 hours of subtitled and dubbed tracks.

AEN now directly encompasses over 20 channels, with plans to increase this in the near future to serve an ever-evolving customer profile. It is also responsible to market its channels and programs. This includes developing high-impact, viewer-engaging ground events, such as ***Run For Fun***, a marathon event organised by ***Astro Ceria***, Malaysia's most successful kids infotainment channel, in which over 40,000 children participated.

In time to come, AEN hopes to carve a niche market globally for its content. It is currently in discussion to syndicate ***Astro*** channels and blocks of programming on media distribution platforms players in other territories.





Multimedia Interactive Technologies

In FY2007, revenue from Mobile and Interactive TV services doubled compared with the previous year, maximizing the value of our content assets across multiple platforms, and leveraging marketing opportunities created through the Group's broadcast and other communication platforms.

Interactive services continue to remain innovative with new services contributing significantly to growth.

Several new initiatives were launched during the year, including the first interactive multi-screen application for enhanced viewing of the high-profile ***2006 FIFA World Cup™*** matches. Besides simulcasting several matches, the multi-screen mosaic also allowed viewers and fans to catch up on games through highlights, choose different camera angles, stay informed of match statistics and debate match results through interactive TV 'chat' services. Our viewer survey showed that usage of the ***Red Button*** application is high: 79% of viewers have used the ***Red Button*** service; 69% used it during the ***2006 FIFA World Cup™*** matches, and 88% claimed the 2006 interactive broadcast to be the best ***2006 FIFA World Cup™*** broadcast ever.

Last year, Multimedia Interactive Technologies (MIT) launched Malaysia's first Mobile TV service, complete with interactive channel switching and Program Guide. Malaysians are now able to view selected ***Astro*** channels anywhere and anytime through 3G mobile phones. The suite of 15 TV channels and 5 radio channels launched through mobile operator Maxis, is the first, and the largest, suite of channels offered by any mobile content provider in Malaysia.

Through the development of mobile application ***Easyswitch***, subscribers are now able to enjoy a television-like experience on their mobile phone as they enter the channel number directly on their phone or use the scroll bar to switch between channels. Users can also subscribe to channels, see details of the program they are watching, as well as a guide to upcoming programs that can be viewed later. This application connects directly to ***Astro's Enhanced Program Guide*** (EPG) where details of programmes are displayed.

New Interactive Television (ITV) initiatives were also launched during the past year, including the top rating Chinese dilemma-based drama ***Trio in a Bed*** and interactive gameshows ***Durian Runtuh***, ***Kaasu Mela Kaasu***, and ***Cash and Fun*** quiz shows in three languages, all of which were well received. In addition, community-based applications were expanded to Tamil speaking audiences through 'chat' segments on SunTV.

Our websites experienced significant growth in the past year, with page views up 65% over FY2006. Riding on key promotional initiatives, the largest sites, ***Era.fm*** and ***Astro.com.my***, grew their user base (unique visitors) by 30% and 42% respectively.

Key online initiatives included user-generated content featuring ***Cun Alamak*** on ***Era*** and ***Astro.com.my's Akademi Fantasia 4*** microsite. The AF4 website carried additional new content, including an audio gallery, lyrics bank and hall of fame.

With growth in internet penetration, 3G subscriber base expansion and increased satellite broadcast capacity, MIT will continue to invest in building the group's presence across multiple digital platforms of mobile, interactive TV and online. A key focus is developing and launching innovative cross-platform propositions, which are attractive for both consumers and advertising clients in key content categories. At the same time, we continue to invest in infrastructure and in building an integrated hub of digital asset management for multi-point entry, and providing a seamless, customised and personalised experience for users and advertisers.




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Malay Filmed Entertainment

Leveraging on our decade-long experience, Astro Shaw now offers improved international flavour with our production business housed under four units, including Tayangan Unggul Sdn Bhd (TUSB), Nusantara Films Sdn Bhd (NFSB) and Karya Anggun Sdn Bhd.

As part of our new business strategy, Astro Shaw will adopt an open approach to its productions – exploiting various genres, content and social issues; mixing fresh with established talents, in front as well as behind cameras; and producing films of artistic as well as commercial value. In addition, we will also focus on films for the Malay-speaking Nusantara region, combining talent within the region and expanding our production footprint internationally. NFSB, for instance, produces content for Malaysia and neighbouring countries in the region, utilising talent and production crew from India, Indonesia and Malaysia

A good example is our upcoming film ***DIVA*** which features local stars Ning Baizura, AC Mizal and Adam, a finalist from ***Akademi Fantasia 2***, alongside Indonesian talents Jeremy Thomas, Jessica Iskandar and Sheny Andrea. Our local production crew and personnel also benefited from working with crew and key personnel from India's movie capital, Bollywood. ***DIVA*** will be screened simultaneously in Malaysia, India, Indonesia, Singapore and Brunei, the first co-release of a film in the ASEAN region.

During the last financial year, TUSB produced three films: ***Syaitan***, ***Malaikat Maut*** and ***Anak Halal***. ***Man Laksa***, another film, was released in early 2006 and won the Jury Award for Most Innovative Film in the 18th Malaysian Film Festival. TUSB also won the Best Producer award at the local Oskar PPFM Awards 2006. For the current year, TUSB released two horror flims – ***Puaka Tebing Biru*** and ***Zombi Kampung Pisang***. One youth drama – ***Anak Halal***, and one psychological thriller – ***Malaikat Maut***, are pending release. TUSB is also aiming for more productions this year, starting with ***Kala Malam Bulan Mengambang***, a 1950's period neo-noir comedy, and ***Apa Kata Hati***, a new production by Saw Teong Hin.

In line with our regional marketing strategy, NFSB has commenced its second offering, ***Tipu Kanan Tipu Kiri***, which features leading actors and actresses from Malaysia and Indonesia including Titi Kamal, Hans Isaac, AC Mizal and Christian Sugiono. As for TUSB, its distribution arm is currently in a joint effort with PT Mutlivision from Indonesia to commence distribution of Hollywood and Indonesian titles including ***The Wicker Man*** starring Nicholas Cage and Indonesia's ***Kuntilanak*** in Malaysia. TUSB's major distribution coup ***Teenage Mutant Ninja Turtles***, released in April this year along with ***Cinta Pertama***, TUSB's second Indonesian title have been already distributed.

To further develop the market, Astro Shaw intends to focus on the production and distribution of Chinese and English local titles to be released in Malaysia, Singapore and Brunei, featuring young and upcoming talent from our talent base created by ***Astro***.


Mamat Khalid
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DIVA

Publications

Complementing the Group's multimedia offering, MEASAT Publications Sdn Bhd continues to refresh its collection of publications while embarking on international print initiatives.

Three of the unit's most widely-read magazines, ***InTrend***, ***VMAG*** and ***iFEEL*** underwent facelifts to meet the contemporary demands of their readers. As a result, circulation and newsstand sales of ***InTrend*** and ***iFEEL*** have increased substantially.

Since its inaugural edition in May 2004, ***iFEEL*** has become the fastest growing teen magazine in Malaysia. With a new design, advertising revenues at ***iFEEL*** soared 54%.

Aksi AF continues to leverage on the highly popular ***Akademi Fantasia***, with its extensive coverage of the AF students from Season Four.

Plans are also in place to overhaul the ***Astro Guide*** into a comprehensive, multi-lingual publication, complete with entertainment news, programme highlights and television listings.

The tourist edition of the guide, ***Astro Guide Traveller***, remains the largest circulated travel magazine in the country, providing useful travel tips, events and cultural information for tourists and business travellers at subscribing hotels.

Reaching around 198 thousand readers a week, ***TVB Weekly*** remains one of the major entertainment publications in Hong Kong, featuring TVB artistes' news, lifestyle tips and a TV guide. Produced by our Hong Kong associate TVB Publishing Sdn Bhd Holding Limited, the publication maintains a 10% share of magazine readership in the territory. The popular magazine will celebrate its 10th anniversary this year and publish its 500th issue.

Looking ahead, MEASAT Publications Sdn Bhd will be forging links with international partners and acquiring licenses for new publication launches in Malaysia and Singapore, starting with the debut in April 2007 of the local edition of ***Top Gear***, the UK's leading general interest car magazine based on the hugely popular BBC programme. The unit hopes to launch other international titles in the coming year as part of its brand extension efforts and regional expansion plans.


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Talent Management

ASTRO's talent management company Maestro continues to build on its rich experience and expanding talent pool for yet another successful year.

Since its inception four years ago, Maestro has identified and nurtured some of Malaysia's most prominent talents including its current pool of 50 actors, singers, announcers and performers.

Most of the talents are currently sourced from the group's various TV programes such as ***Akademi Fantasia***, ***Astro Talent Quest***, ***Raja Lawak*** and ***Miss Chinese International***.

Due to their popularity and strong marketing, Maestro's artists are much in demand. They have been featured in more than 1,000 shows, with 300 in 2006 alone, setting a record of sorts for the company. Our artistes regularly headlined concerts, and have hosted a variety of shows, as well as acted in movies.

In the past year, our ***Akademi Fantasia*** stars Marsha and Felix starred in local movie ***Misi 1511***, while Adam starred in ***Qabil Khushry Qabil Igam***. Mawi, Felix and Zahid, also former ***Akademi Fantasia*** finalists, are currently working on the upcoming film ***Aduh Saliha***.

Mawi continues to captivate the public adding over 300 thousand albums to his name, bringing the total to over 750 thousand albums to date. Of these, three acquired platinum status. In addition, he was voted ***Most Popular Artiste***, ***Most Popular Male Vocalist*** and ***Most Popular New Artiste*** at Anugerah Bintang Popular 2006. He also won an MTV Asia Award, a Nickelodoen Kids Choice Award and seven ***Anugerah ERA*** awards, the music industry's most prestigious award. Former AF winner Zahid also found acclaim for his song ***Warkah Buat Laila***.

Major events featuring Maestro talents include ***Merdeka Concert 2006***, ***AF 4 Reunion Concert***, ***Hotlink Tour***, ***Marhaban d'Astro*** and ***Monsoon Cup 2006***. Our artists have also been well received in overseas ventures such as Indonesia and India.

Maestro's artists have also done their bit in support of charity and other worldly causes such as ***Red Crescent & AF Concert for Humanity***, ***Yayasan BAKTI Malaysia Charity Show***, ***Malam Misi Suara Hati 2006*** and ***Force of Nature Concert*** for Indonesia's earthquake victims as well as ***Konsert Bersama Mangsa Banjir*** for flood victims in Johor and surrounding southern Malaysian states.







Animation

Edutainment dominated the theme for most of the Group's animation business produced under the PASI brand.

For fiscal 2007, PASI produced 60 half-hour episodes, one of the largest productive ventures in the studio's 16-year history. PASI also added 47 half-hour episodes, including co-produced series to its animated film catalogue last year.

Among the highly rated productions are ***The New Biker Mice from Mars***, ***Captain Flamingo***, a co-production deal with Canada's Breakthrough Films, and ***Benjamin Bear*** with Amberwood Productions, also from Canada.

Captain Flamingo has been very successful and the third season has been slated for production. A production deal for a television special has also been sealed, as well as plans to create short mobile episodes for mobile phones and the Internet. We expect to continue production for ***Captain Flamingo*** through 2007-2008.

In September 2006, Canada's Gemini Awards nominated ***Captain Flamingo*** for Best Original Music Score for an Animated Program or Series. A new ***Captain Flamingo*** online game and website was launched at YTV.com to kick off the second season of the animated series.

The ***Biker Mice*** series commenced broadcast in the UK in August 2006 to an enthusiastic response. The series was also broadcast on Channel TEN in Australia and MTV 3 in Finland, and PASI expects it to be released on Cartoon Network Scandinavia during the fall of 2007.

PASI has also been providing production advice and support for an upcoming ground-breaking Filipino animated film, as well as creating short demos for an equally innovative local animation series in development. Some of these projects will use flash animated software as it uses an all digital pipeline that is far more efficient, cost-effective and easier to manage in contrast to traditional hand-drawn animation.









Unlocking Growth Potential

Asia's fast-growing economies continue to offer immense opportunities. Providing innovative solutions will be key in determining our long-term business growth.





Corporate Social Responsibility


The Astro Scholarship Awards
astro

As in previous years, the Group continues to promote young talent pursuing their educational and career goals in the creative arts, multimedia and broadcast services sector even as it encourages awareness and appreciation of the arts and culture through its various media platforms.

The Astro Scholarship Awards, now in its second year, continues to support deserving students in pursuing undergraduate and graduate degrees in media and broadcasting related studies. The RM2 million annual endowment has benefited numerous recipients for further education in Computer Science and Computer Graphics, Engineering, Mass Communications and the Dramatic Arts, including acting, stage design and film production. In 2006, we gave out another 10 awards, of which 9 are for foreign degrees and one for local studies.

One of the new initiatives undertaken last year was the ***Krishen Jit Astro Fund*** to support young people in the performing arts in Malaysia. The Fund was set up together with the Five Arts Centre in commemoration of the late Krishen Jit, a towering figure in the local arts scene for more than four decades. Of the 80 applications received, 3 recipients were selected. This initiative further reinforced our longstanding collaboration with the Five Arts Centre as well as the Drama Lab dating back to 1998. We have provided funding for the rental of their premises on an annual basis, along with airtime on our radio and television channels to publicise their productions.

In support of ***Yayasan Budi Penyayang***, Malaysia's leading charity foundation, ***Astro*** produced a one-hour program documenting its numerous projects, including the ***KL International Batik Festival*** and ***Batik Fun Walk*** to nurture young talent in the local batik industry, and the ***Karnival Keluarga Bahagia Penyayang***, to promote family values.

ASTRO has also pledged a RM150,000 education scholarship to be awarded to an individual nominated by the Association of Accredited Advertising Agents (4As) to pursue a Post Graduate or Advanced Studies degree in a media or marketing communications related discipline. This scholarship award is in line with the development of talents and skills of the advertising and media industry in Malaysia.

To promote excellence in sports, ASTRO has agreed to sponsor one student for a program leading to a Diploma in Football Studies. This two-and-a-half-year course provides students with an academic and vocational grounding in football from a variety of disciplinary perspectives.

ASTRO was also involved in the production of promotions and airtime for the ***Rising Above Campaign*** organised by the ***Force of Nature Organisation*** and endorsed by the Ministry of Women, Family & Community Development. The campaign focused on creating further awareness to the plight of the needy as well as numerous projects for children in celebration of ***World Children's Day***.







Following an overwhelming response last year, we continued our efforts towards conducting Indian musical training workshops. Local participants aspiring to deepen their skills and knowledge of Indian music received vocal lessons and training in Indian instruments by professional musicians from India. 19 participants were selected to attend a 12-week training programme, after a rigorous selection process comprising Malaysians from all races.

Our partnerships with the Sutra Dance Theatre and as a founding sponsor of The Kuala Lumpur Performing Arts Centre have resulted in the production of many great works and performances. Apart from yearly grants, we also provide airtime to promote these performances and exhibitions within and outside Malaysia.

Akademi Fantasia, which has been a nurturing platform for local talents and new artistes, also played its role by giving back to the community via the sharing of RM300,000 of contributions as a result of proceeds received through sms voting on the popular reality television series. The funds were distributed nationwide to specific homes and orphanages through the different state governments, and appropriately shared amongst the less fortunate in those communities.

Finally, but not least, our community efforts also extended to the many victims of the devastating floods in the southern Malaysian state of Johor and surrounding areas, in late 2006. ASTRO, along with its sister companies Maxis, Tanjong and MEASAT Satellite Systems, contributed RM300,000 towards the ***National Disaster Relief Fund***. The Fund was set up by the Malaysian Government to assist the over 27,000 families who were compelled to abandon their homes and seek shelter at several flood evacuation centres throughout the country.

Management also donated RM75,000 towards ***Kumpulan Wang Amanah Bantuan Bencana Negara***, in aid of the flood victims in Johor, and another RM50,000 towards the ***MSC Flood Victims Fund*** to provide 3,000 sets of basic essentials for school children who were affected by the flood disaster.

Staff




astro fest

Our Human Resource team is focused on positioning ASTRO as the employer of choice which, we believe, is crucial, in not only attracting and retaining high-calibre employees, but also in supporting further growth of the Group's various businesses.

As of 31 January 2007, we have 3,370 employees across the Group in Malaysia, with a further 509 employees located at our Regional Offices.

Numerous initiatives were created during the year, including a structured induction program for some 268 new employees for the financial year under review. The ***Astro Managerial Competency Model***, which forms the core of our learning framework for the next two years, was also launched last year. All our staff members are encouraged to regard learning as a continuous progression which is underpinned by the Company's investment in the Astro Capability Centre, with dedicated facilities and training tools to promote learning.

To maximize the long term value of our human capital, we continue to invest in the learning and development of both functional and managerial skills. This investment equips our employees with skills that enable them to deliver high service standards, as well as prepare them for a career path within the structured succession plan of the Company.

To nurture future leaders of our businesses, we have established a ***Talent Pool*** programme. For the inaugural one-year programme, 16 employees with demonstrated leadership abilities and a strong desire to excel, had been selected. Other employees continue to receive career guidance and financial assistance to further their education at highly-regarded post graduate schools. Two employees are currently on Company-sponsored MBA programs.

During the year, HR also applied the Six Sigma methodology to review its processes, resulting in overall improvement of productivity and efficiency. The Six Sigma Committee reviewed 20 Human Resource processes. Of these, 18 recommendations were accepted and 8 have been implemented. Savings in processing time and employee costs, are estimated to exceed RM7 million upon full implementation.

With staff welfare in mind, a ***Safety & Health Week*** was organised in November 2006. Programmes included blood screening, talks by health practitioners and demonstrations on health products.

Employees were also encouraged to take part in ***The Edge Rat Race*** in support of ***Yayasan Bursa Malaysia***, a charitable foundation which collects and disburses funds to selected organizations. Management also gave generously to the ***National Disaster Relief Fund*** to support flood victims in the southern Malaysian state of Johor.

Corporate Governance

Corporate Governance Statement

Corporate Governance sets out the framework and process by which institutions, through their board of directors and senior management, regulate their business activities. These principles balance safe and sound business operations while complying with relevant laws and regulations.

The Company's Corporate Governance principles can be broadly classified under:

- The duties and responsibilities of directors
- The rights and responsibilities of shareholders
- The equitable treatment of shareholders
- Disclosure and transparency

The Board is fully committed to maintaining high standards of corporate governance throughout the Group. To this end, it has adopted a set of Corporate Governance Guidelines to govern its conduct within the spirit of the Malaysian Code on Corporate Governance ("Code") and the Listing Requirements of Bursa Securities. The Board is of the opinion that it has, in all material respects, complied with the principles and best practices outlined in the Code for the financial year ended 31 January 2007. In addition, the Board has continued to adhere to certain principles recommended in the United Kingdom Combined Code of the Principles of Good Governance and Code of Best Practice to the extent described in this report.

1. THE BOARD

The Board is responsible, amongst others, for charting and communicating strategic direction and corporate values of the Group, and supervising its affairs to ensure its success within a framework of acceptable risks and effective control and in compliance with the relevant laws, regulations, guidelines and directives in the territories in which it operates. The Board reviews management performance and ensures that the necessary financial and human resources are available to meet the Group's objectives. The Board is also responsible for succession planning of senior management.

1.1 Composition and Balance

As at 31 January 2007, your Board comprised five Non-Executive Directors including the Chairman, and one Executive Director. Three of the five Non-Executive Directors are independent, which is higher than the minimum prescribed in the Code and the Listing Requirements. On 1 February 2007, Tan Poh Ching resigned as a Director and as a member of the Remuneration Committee and the Option Committee. With his resignation, the Board comprises four Non-Executive Directors including the Chairman and one Executive Director. The composition of independent non-executive directors remains higher than the minimum prescribed in the Code and the Listing Requirements. The roles of the Non-Executive Chairman and the Group Chief Executive Officer are separate, with a clear division of their responsibilities to ensure that there is a balance of power and authority. The Chairman is responsible for ensuring Board effectiveness and conduct whilst the Group Chief Executive Officer has overall responsibilities over the operating units, organisational effectiveness and implementation of Board policies and decisions. With effect from 1 February 2007, the Group Chief Executive Officer assumed the role of Executive Deputy Chairman and a new Chief Executive Officer was appointed. The role and responsibilities of the Executive Deputy Chairman and the Chief Executive Officer vis-à-vis the Board are clearly defined.

The independent Directors play a pivotal role in corporate accountability, which is reflected in their membership of the various Board Committees and their attendance of meetings as detailed below. The independent Directors provide unbiased views and impartiality to the Board's deliberation and decision-making process. In addition, the Non-Executive Directors ensure that matters and issues brought up to the Board are fully discussed and examined, taking into account the interest of all stakeholders in the Group. The profiles of the members of the Board, as set out on Pages 16 and 17 of this Annual Report, demonstrates the complement of skills and experiences that the Directors are able to bring to bear on issues of strategy, performance, control, resource allocation and integrity.

1.2 Appointments to the Board

In compliance with the Code, the Nomination and Corporate Governance Committee has the responsibility of proposing new candidates for appointment to the Board.

One-third of the Directors are subject to re-election by rotation at every Annual General Meeting in accordance with the Company's Articles of Association. Re-appointments are not automatic and all Directors must retire and submit themselves for re-election by shareholders at least once in every three years.

Pursuant to the Listing Requirements, each member of the Board holds not more than ten directorships in public listed companies and not more than fifteen directorships in non-public listed companies. This ensures that their commitment, resources and time are focused on the affairs of the Group to enable them to discharge their duties effectively.

1.3 Training

The Board fully supports the need for its members to further enhance their skills and knowledge on relevant new laws and regulations and changing commercial risks to keep abreast with the developments in the economy, industry and technology, among others.

All the Directors have attended seminars during the financial year and they are kept informed of available training programmes on a regular basis. An appropriate budget is in place for Directors' training. Among the seminars attended during the financial year were:

- Future Competitive Platforms
- Making Enterprise Risk Management Work
- Improving Board's Performance, Leadership and Governance
- Making Corporate Boards More Effective

In addition, the Directors receive regular briefings and updates on the Group's businesses and operations, risk management activities and technology initiatives.

1.4 Supply of Information and Board Meetings

The Board has full and unrestricted access to all information pertaining to the businesses and affairs from Senior Management as well services of the Company Secretary to enable them to discharge their duties effectively. The Board may also seek external independent professional advice at the Group's expense.

The Board meets at least every quarter and on other occasions, as and when necessary, to inter-alia approve quarterly results, the Annual Report, business plans and budgets as well as to review the performance of the Group, operating subsidiaries and other business development activities. Senior Management and external advisors are invited to attend the Board and Board Committee meetings to advise on relevant agenda items to enable the Board and its Committees to arrive at a considered decision. Prior to Board or Board Committee meetings, the Directors receive a comprehensive set of board papers to ensure that they have the necessary information on the agenda items to be discussed. In addition to quantitative information, the Directors are also provided with updates on other areas such as market developments, customer, risk management and technology.

Minutes of every Board meeting are circulated to all Directors for their perusal prior to confirmation, and Directors may require clarification or raise comments on the minutes prior to the confirmation of the minutes.

The attendance record of individual Directors at Board and Board Committee meetings for the financial year ended 31 January 2007 is detailed below:

Name	Board	Board Committees		
		Audit	Nomination and Corporate Governance	Remuneration
Number of meetings during the financial year	**6**	**5**	**1**	**1**
Dato' Haji Badri Haji Masri	6/6	n/a	n/a	n/a
Ralph Marshall	6/6	n/a	n/a	n/a
Bernard Anthony Cragg	6/6	5/5	1/1	n/a
Dato' Mohamed Khadar Merican*	6/6	5/5	1/1	1/1
Chin Kwai Yoong**	6/6	5/5	1/1	n/a
Tan Poh Ching***	6/6	n/a	n/a	1/1

* redesignated on 1 March 2007 and remain as member of the Remuneration Committee

** appointed as a Director and member of the Audit Committee on 17 March 2006 as well as member of the Nomination and Corporate Governance Committee on 5 May 2006 and subsequently as Chairman of the Remuneration Committee on 1 March 2007

*** resigned as a Director and as a member of the Remuneration Committee and Option Committee on 1 February 2007

CORPORATE GOVERNANCE STATEMENT

1.5 Board Committees

To ensure the effective discharge of its fiduciary duties, the Board has delegated specific responsibilities to the following four Board Committees. The Board Committees will deliberate in greater detail and examine the issues within their terms of reference as set out by the Board in compliance with the Code.

Audit Committee

Composition of the Audit Committee, its terms of reference and a summary of its activities are set out on Pages 62 and 63 of this Annual Report.

Nomination and Corporate Governance Committee

This Committee is primarily responsible for recommending appointments to the Board and Board Committees. It evaluates the effectiveness of the Board and also monitors the Company's compliance with applicable codes and other requirements of corporate governance.

Members of the Nomination and Corporate Governance Committee, all of whom are independent Non-Executive Directors, are:

- Dato' Mohamed Khadar Merican (Chairman)
- Bernard Anthony Cragg
- Chin Kwai Yoong

Remuneration Committee

This Committee is primarily responsible for reviewing and recommending the appropriate level of remuneration for the Non-Executive Directors and the Executive Director.

Members of the Remuneration Committee, all of whom are independent Non-Executive Directors, are:

- Chin Kwai Yoong (Chairman) who was appointed on 1 March 2007
- Dato' Mohamed Khadar Merican

Option Committee

This Committee is primarily responsible for administering the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme in accordance with the approved bye-laws and regulations, including selection of eligible employees and option allocations. It also reviews the guidelines and bye-laws relating to the schemes and advises the Board accordingly.

Members of the Option Committee are:

- Dato' Mohamed Khadar Merican (Chairman)
- Ralph Marshall
- Chin Kwai Yoong (who was appointed on 1 March 2007 in replacement of Tan Poh Ching)

1.6 Directors' Remuneration

The Board believes that remuneration should be sufficient to attract, retain and motivate Directors of the necessary calibre, expertise and experience to lead the Group. In line with this philosophy, remuneration for the Executive Director is aligned to individual and corporate performance. For Non-Executive Directors, the fees commensurate with the level of experience and responsibilities shouldered by the respective Directors.

The Remuneration Committee recommends the policy framework and is responsible for assessing the compensation package for the Executive Director. The remuneration of the Executive Director consists of salary, bonus, benefits-in-kind, pension and share options.

Remuneration for Non-Executive Directors is determined by the Board as a whole. Individual directors do not participate in determining their own remuneration package. The Board, subject to a maximum sum as authorised by the Company's shareholders, determines fees payable to Non-Executive Directors. Non-Executive Directors are also entitled to meeting allowances and reimbursement of expenses incurred in the course of their duties as Directors.

Details of the Directors' remuneration for the financial year ended 31 January 2007 are as follows:

Aggregate Remuneration

Remuneration	Executive (RM)	Non-Executive (RM)
Fees	-	895,307
Directors' salary, other remuneration and emoluments	3,358,786	314,119
Benefits-in-kind (based on an estimated monetary value)	9,113	7,200

Analysis of Remuneration

Range of Remuneration	No. of Directors	
	Executive	Non-Executive
<RM50,000 – RM100,000	-	-
RM100,001 – RM150,000	-	2
RM150,001 – RM200,000	-	1
RM350,001 – RM400,000	-	1
RM450,001 – RM500,000	-	1
RM3,350,001 – RM3,400,000	1	-

2. SHAREHOLDERS AND INVESTORS

2.1 Communication with Shareholders and Investor Relations

The Board is committed to providing investors accurate, useful and timely information about the Group, its businesses and its activities. The Group regularly communicates with the investor community in conformity with disclosure requirements. The Board believes that clear and consistent communication with investors encourages a better appreciation of the Company's business and activities, reduces share price volatility, and allows the Company's business and prospects to be evaluated properly.

Teleconference sessions with analysts and fund managers are held every quarter after the announcement of the Group's financial results. A half yearly report on the Group's financial performance, operations and prospects is issued to shareholders; the last report was issued in September 2006. Pertinent information on the Group is also available on the Company's website at www.astroplc.com and in the Annual Report. Senior management keeps a dialogue with overseas institutional investors through non-deal road shows and participation in key investor conferences in Asia, Europe and the United States. The Group maintains strict confidentiality and employs best efforts to ensure that no disclosure of material information is made on a selective basis to any individuals unless such information has previously been fully disclosed and announced to the relevant regulatory authorities.

The Board views the AGM as the primary forum to communicate with shareholders. The Company will convene its fourth AGM on 26 July 2007 during which shareholders will have the opportunity to direct their questions to the Board. The Board encourages other channels of communication with shareholders. For this purpose, the Board has identified Dato' Mohamed Khadar Merican as the Senior Independent Director to whom queries or concerns regarding the Group may be conveyed. Dato' Mohamed Khadar Merican can be contacted via the following channels:

Post	:	ASTRO ALL ASIA NETWORKS plc All Asia Broadcast Centre Technology Park Malaysia Lebuhraya Puchong Sungai Besi 57000 Kuala Lumpur
Fax	:	(603) 9543 6877
E-mail	:	info@astroplc.com

Investors may also direct their queries to:

Amy Balan, Head of Investor Relations

Tel	:	(603) 9543 6688
Fax	:	(603) 9543 6877
E-mail	:	ir@astroplc.com

3. ACCOUNTABILITY AND AUDIT

3.1 Financial Reporting

The Board is responsible for presenting a clear, balanced and comprehensive assessment of the Group's financial position, performance and prospects each time it releases its quarterly and annual financial statements to its shareholders. The Board is responsible for ensuring that the financial statements give a true and fair view of the results of operations and the financial state of affairs of the Group.

The financial statements of the Group and Company are required to be prepared in compliance with International Financial Reporting Standards. The Statement of Directors' Responsibilities is set out on Page 71 of this Annual Report.

3.2 Internal Control

The Statement on Internal Control provides an overview of the state of internal controls within the Group and is set out on Pages 64 to 65 of this Annual Report.

3.3 Relationship with the Auditors

The Audit Committee's role with respect to internal and external auditors is described in the Audit Committee Report set out on Pages 62 to 63 of this Annual Report.

Audit Committee Report

The Audit Committee reviews and monitors the integrity of the Group's financial reporting process, in addition to reviewing the Group's risk management process and system of internal controls. It also reviews the Group's audit process, compliance with legal and regulatory requirements, code of business conduct and any other matters that are specifically delegated by the Board.

1. TERMS OF REFERENCE

The Committee is duly authorised by the Board to:

- review the Group's significant accounting policies
- investigate any activities within its charter
- seek any information that it requires from any employee of the Group and to be provided with full and unrestricted access to such information
- maintain direct communication channels with the external and internal auditors
- obtain external legal or independent professional advice, if necessary
- have access to the Group's resources, at the Group's expense
- convene meetings with the internal and external auditors without the executive members of the Committee, if necessary
- recommend steps or proposed courses of action, where required, to the Board on matters arising from the discharge of the Committee's duties and responsibilities

2. COMPOSITION AND MEETINGS

As guided by the terms of reference, the Committee comprises a minimum of three Board members, with all members fulfilling the qualifying criteria according to the Listing Requirements of Bursa Securities. Members of the Committee are appointed by the Board on recommendation of the Nomination and Corporate Governance Committee. Each member of the Committee may serve for a period of up to three years, extendable by no more than two additional three-year periods, so long as the members continue to be independent.

The Committee is chaired by independent Non-Executive Director, Bernard Anthony Cragg and current members comprise Dato' Mohamed Khadar Merican and Chin Kwai Yoong, independent Non-Executive Directors. As at the reporting date, the members' qualifying criteria were met.

The Committee met five times during the financial year. Details of members and their attendance at meetings are included on page 59. The Group's external auditors, senior members of the Corporate Assurance Division (internal audit) and certain designated members of senior management also attended the meetings on the invitation of the Committee. The Company Secretary acts as the Secretary of the Committee. The Committee also met with the external auditors and Corporate Assurance once each on separate sessions during the financial year without the presence of management.

3. SUMMARY OF ACTIVITIES

During the financial year ended 31 January 2007, the Committee reviewed all statutory financial statements, quarterly results and discussed significant issues to ensure compliance requirements were met. The Committee also reviewed the external auditors' report on the statutory annual financial statements and the quarterly financial statements review of the Group. In addition, the Committee also assessed the external auditors' independence, objectivity and effectiveness, including the provision of non-audit services before recommending their reappointment and remuneration.

The Committee verified the allocation of options as set out in the bye-laws of the 2003 Employee Share Option Scheme for the financial year under review. In addition, the Committee reviewed the adequacy of its charter and conducted an ongoing self-assessment of its effectiveness in meeting its responsibilities on a quarterly basis.

The Chairman of the Committee reports regularly to the Board on the activities of the Committee. In addition to those described above, other activities include:

Financial Reporting and Compliance

- Review the annual, interim and any other related financial statements and announcements of the Group for quality of disclosure, and compliance with applicable approved accounting standards and legal requirements.
- Review of matters relating to the accounting, auditing, financial reporting practices and procedures of the Group.

Related Party Transactions

- Review any related party transactions entered into by the Group to ensure that the transactions have been conducted on the Group's normal commercial terms and that the internal control procedures relating to such transactions are sufficient.

Risk Management and Internal Control

- Review the enterprise risk management process implemented by the Group and results of the process to facilitate the identification, evaluation, monitoring and management of risks.
- Review adequacy of the Group's internal operational processes to identify key organisational risks and the systems in place to monitor and manage these risks.
- Review adequacy of the Group's policies and procedures relating to internal control, financial, auditing and accounting matters such that it complies with business practices.

Internal Audit

- Review adequacy of the Corporate Assurance Charter and effectiveness of Corporate Assurance.
- Review the plan, scope of the internal audit function including the authority, impartiality, proficiency and adequacy of resources to carry out its function.
- Review results of its reports, findings and recommendations and action taken on the recommendations.
- Review effectiveness and performance of audit staff and approve appointment or termination of senior staff.
- Review the results of the external assessment performed on the Corporate Assurance Division.

External Audit

- Nominate the firm to be retained as external auditors including reviewing the terms of engagement and remuneration.
- Review the external auditors' audit plan, scope of annual audit or other examinations including:
    - the annual audit report and accompanying reports to management.
    - reports of their other examinations.
    - assistance given by the Group's employees to the external auditors.
- Review the nature and extent of non-audit services.

Other Responsibilities

- Review the management quarterly report on new laws and regulations, material litigation and Enterprise Risk Management.
- Review adequacy of the terms of reference of the Committee.

4. CORPORATE ASSURANCE

The Group has an internal audit function, known as Corporate Assurance, to assist the Committee in evaluating and improving the effectiveness of risk management, control and governance processes through a systematic and disciplined approach. The Head of Corporate Assurance reports directly to the Chairman of the Committee.

Corporate Assurance performs a variety of reviews such as financial, operational and information systems audits. Other reviews are also performed to ensure that the Group's resources are utilised effectively and efficiently. Additionally, Corporate Assurance ensures that the Group's activities comply with the relevant laws and regulations, and that its interests in business transactions are protected and assets safeguarded.

Corporate Assurance adopts a risk-based methodology in planning and conducting audits by focusing on key risks auditable areas. This approach is consistent with the Group's established framework for designing, implementing and monitoring of its control systems. Corporate Assurance also undertakes special reviews such as governance enhancement, systems implementation controls as well as approval procedures for related party transactions.

Statement on Internal Control

The Board recognises that risk management is an integral part of the Group's business operations and has implemented a formal and on-going process for identifying, evaluating, monitoring and managing the significant risks of failure in accordance with the guidance prescribed in the Malaysian Code on Corporate Governance.

The Board of Directors is responsible for the Group's system of internal controls and risk management and for reviewing its adequacy and integrity in order to safeguard shareholders' investment and the Company's assets. These systems are designed to manage, rather than eliminate the risk of failure in achieving the Group's business objectives and to provide reasonable, but not absolute, assurance against material misstatement or loss.

The Board however, does not regularly review the internal control systems of its associated companies as it does not have significant influence over their operations. The Company's interests are safeguarded through representations on the boards of the associated companies and receipt of management accounts. These representations and reviews also provide the Board with information to assess the performance of the Group's investments.

This Statement, prepared in accordance with paragraph 15.27(b) of the Listing Requirements of Bursa Securities has been reviewed by the external auditors as required under paragraph 15.24. The external auditors' review was performed in accordance with Recommended Practice Guide 5 ("RPG 5") issued by the Malaysian Institute of Accountants. Based on their review, the external auditors have reported to the Board that nothing has come to their attention that causes them to believe that this Statement is inconsistent with their understanding of the process the Board has adopted in the review of the adequacy and integrity of the internal control of the Group. RPG 5 does not require the external auditors to and they did not consider whether this Statement covers all risks and controls, or to form an opinion on the effectiveness of the Group's risk and control procedures.

1. RISK MANAGEMENT

Your Board recognises that the ability to identify the continuous evolving risks affecting the Group's business operations is critical in increasing shareholder value. To this end, the Company has embarked on Enterprise Risk Management ("ERM"), the objective of which is to establish a sustainable ERM process within the Group to proactively identify and mitigate risks from an integrated and holistic perspective.

The ERM process comprises five phases, including:

- identification of events that could impede the achievement of business objectives (i.e. risks);
- assessment of risks in terms of impact and likelihood of occurrences;
- respond by selecting, prioritising and implementing appropriate activities or initiatives to reduce the impact or likelihood of risks;
- monitor the internal and external environment for potential changes to risks and ensure that the responses continue to operate effectively; and
- reporting to Senior Management/Audit Committee/Board on risks and the status of risk responses adopted.

The ongoing process is co-ordinated by the ERM Division in conjunction with all corporate and business heads within the Group, reporting periodically to the Risk Management Committee. The Risk Management Committee comprising members of senior management was established to oversee the overall management of the key risks faced by the Group. The ERM framework is currently being applied across the Group on a planned roll-out basis to enable all business units to have individual risk profiles that will be used to manage the individual businesses. Risk awareness sessions are conducted on an ongoing basis throughout the Group to sustain a risk-aware and risk management culture across the Group.

2. CONTROL ENVIRONMENT

Your Board is committed to maintaining a sound internal control structure that includes a process of continuous monitoring and review of the effectiveness of the control activities, to govern the manner in which the Group and its staff conduct themselves. Some of the key elements of the internal control structure and processes include:

- Organisational structure
  The roles and responsibilities of the Board, Board Committees and management are clearly defined to ensure proper identification of accountability and segregation of duties to promote effective and independent stewardship in the best interests of shareholders. In particular, the Audit Committee comprising wholly of independent non-executive directors is responsible for reviewing the integrity of the Group's financial reporting process, risk management process and control systems.

- Limits of delegated authority
  These specify the levels of authority delegated to authorised management for capital commitment and operational expenditure on behalf of the Group. The limits are reviewed and updated regularly to reflect business, operational and structural changes.

- Documented policies and procedures
  The Group Finance Manual sets out the Group's accounting systems and financial processes and is accessible by all staff via the intranet. Process is on-going to establish and implement group-wide standards across the Group's overseas operations.

- Detailed annual budget for each business
  Approval of the annual budget for each business is a matter reserved for the Board. As part of the comprehensive budget process, the Board has set key performance indicators for each business. Performance is monitored regularly and a reporting system highlights significant variances against budgets for investigation and follow-up by management of the respective businesses. Monthly financial and operational reports are provided to the Board with key statistics publicly disclosed to shareholders every quarter.

- Code of Business Ethics
  A formal code emphasising the Group's corporate values, ethical behaviour and the manner in which staff, vendors and suppliers should conduct themselves has been issued to all staff.

- The Corporate Assurance function
  Reporting to the Audit Committee, Corporate Assurance provides objective and independent assurance on the effectiveness of the control environment and risk management systems. Its activities are governed by a strategic review plan that is annually reviewed by management and approved by the Audit Committee.

- The Company has addressed various technical and operational issues relating to the Customer Relationship Management ("CRM") system which had impacted operational and financial performance in the previous financial year. This was achieved through deployment of system fix provided by the CRM system vendor and the design and implementation of revenue assurance processes to detect and rectify any revenue opportunity loss.

3. CONCLUSION

Your Board is pleased to report that there were no significant internal control deficiencies or weaknesses that resulted in material losses or contingencies to the Group for the financial year under review.

Directors' Report and Audited Statutory Financial Statements

Directors' Report

The Directors present their report to the members together with the audited financial statements of the Company for the financial year ended 31 January 2007.

PRINCIPAL ACTIVITIES

The principal activities of the Company and its subsidiaries (collectively the Group) are investment holding and the provision of Direct-To-Home subscription television services, radio broadcasting services, film library licensing, multi-media interactive services, magazine publishing, Malaysian film production, talent management, and television content creation, aggregation and distribution. There was no significant change in the nature of these activities during the financial year.

REVIEW OF RESULTS

	Group	
	2007	**2006**
	RM'000	**RM'000**
Profit attributable to equity holders of the Company	**160,428**	228,751
Loss attributable to minority interest	**(9,168)**	(7,256)
Profit for the year	**151,260**	221,495

A review of the results of the Group for the financial year and its position as at 31 January 2007 and an indication of future developments is set out in the Letter from the Chairman and the Year In Review sections of the Annual Report. Details of the Group's financial risk management measures are disclosed in the Financial Risk Management section of the financial statements. The Group's principal risks and uncertainties which include risks pertaining to operations, economic, political, legal, regulatory regimes and competition are described in the Risk Factors section of the Annual Report.

DIVIDENDS

During the financial year the following dividends were paid:

	RM'000
Final tax exempt dividend of 3.5 sen per share in respect of financial year ended 31 January 2006, paid on 25 August 2006	67,480
First interim tax exempt dividend of 2.0 sen per share in respect of financial year ended 31 January 2007, paid on 19 October 2006	38,563
	106,043

A second interim tax exempt dividend of 2.0 sen per share amounting to RM38,669,000 in respect of the financial year ended 31 January 2007 was declared and paid on 27 April 2007.

The Directors also recommend a final tax exempt dividend payment of 3.0 sen per share amounting to RM57,983,000 for the financial year ended 31 January 2007 subject to the approval of the Company's shareholders at the forthcoming Annual General Meeting. The final tax exempt dividend will be paid on a date to be determined.

RESERVES AND PROVISIONS

All material transfers to or from reserves or provisions are presented in the financial statements.

SHARE CAPITAL

Details of movements in share capital are disclosed in Note 22 to the financial statements.

DIRECTORS' REPORT

DIRECTORS

The Directors who have held office at any time during the financial year are:

Dato' Haji Badri bin Haji Masri	*Chairman and Non-Executive Director*
Augustus Ralph Marshall	*Executive Deputy Chairman*
Bernard Anthony Cragg	*Independent Director*
Dato' Mohamed Khadar bin Merican	*Independent Director*
Chin Kwai Yoong	*Independent Director*
Tan Poh Ching	*Non-Executive Director (resigned on 1 February 2007)*

In accordance with the Company's Articles of Association, Dato' Haji Badri bin Haji Masri and Bernard Anthony Cragg retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-appointment.

DIRECTORS' INTERESTS

Called up share capital

The details of holdings in the shares of the Company by the Directors in office as at 31 January 2007 were as follows:

	Number of ordinary shares of 10p each			
	As at 1.2.2006	Acquired	Disposed	As at 31.1.2007
Direct interest				
Augustus Ralph Marshall	1,000,000	–	–	**1,000,000** [1]
Tan Poh Ching	500,000	–	–	**500,000** [2]
Dato' Mohamed Khadar bin Merican	250,000	–	–	**250,000**
Indirect interest				
Dato' Haji Badri bin Haji Masri	177,946,535	–	–	**177,946,535** [3][4]

(1) *Held through a nominee.*

(2) *Resigned on 1 February 2007.*

(3) *Deemed to have an interest over 500,000 ordinary shares of 10p each in the Company ("Shares") held by Ratna Pelangi Sdn. Bhd. ("RPSB") by virtue of his 99% direct equity interest in RPSB.*

(4) *Deemed to have an interest over 177,446,535 Shares in which Harapan Terus Sdn. Bhd. ("HTSB") has an interest by virtue of his 25% direct equity interest in HTSB. HTSB is deemed to have an interest in all the Shares in which Berkat Nusantara Sdn. Bhd., Nusantara Cempaka Sdn. Bhd., Nusantara Delima Sdn. Bhd., Mujur Nusantara Sdn. Bhd., Gerak Nusantara Sdn. Bhd. and Sanjung Nusantara Sdn. Bhd. (collectively "HTSB Subsidiaries") have an interest by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of each of HTSB Subsidiaries. HTSB Subsidiaries hold the Shares under discretionary trusts for Bumiputera objects. As such, he does not have any economic interest over these Shares since such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.*

2003 Employee Share Option Scheme ("ESOS") and 2003 Management Share Incentive Scheme ("MSIS")

Details of options over ordinary shares of the Company held by a Director of the Company are set out below:

	Number of options over ordinary shares of 10p each		
	As at 1.2.2006	Granted	As at 31.1.2007
ESOS			
Augustus Ralph Marshall	2,250,800	720,000	**2,970,800**
MSIS			
Augustus Ralph Marshall	1,500,000	–	**1,500,000**

DIRECTORS' REPORT

DIRECTORS' INTERESTS (CONT'D.)

2003 Employee Share Option Scheme ("ESOS") and 2003 Management Share Incentive Scheme ("MSIS") (cont'd.)

The principal features of ESOS and MSIS are summarised in Note 23 to the financial statements.

Other than as disclosed above, according to the register of Directors' shareholdings, the Directors in office at the end of the financial year did not hold any interest in shares and options over ordinary shares in the Company or shares and options over ordinary shares of its related corporations during the financial year.

Other interests

The Company maintains third party indemnity and liability insurance for its Directors and Officers against any financial consequence of actions which may be brought against them by third parties for acts or omissions in the course of the performance of their duties.

POLICY AND PRACTICE ON PAYMENT OF CREDITORS

As an investment holding company and management services provider, the Company does not have any trading relationships with suppliers. However, its operating subsidiaries pay their suppliers in accordance with the relevant contractual and legal obligations, provided the terms and conditions are met by the suppliers.

The credit terms are disclosed in Note 20 to the financial statements.

SIGNIFICANT POST BALANCE SHEET EVENTS

Details of significant post balance sheet events are disclosed in Note 32 to the financial statements.

UNITED KINGDOM ACCOUNTING PRONOUNCEMENT

The financial statements of the Group and Company have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the European Union issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB and with those parts of the United Kingdom Companies Act 1985 applicable to Companies reporting under IFRSs.

In addition to complying with IFRSs as adopted by the European Union, the consolidated financial statements also comply with the IFRSs as issued by the International Accounting Standards Board.

AUDITORS AND DISCLOSURE OF INFORMATION TO AUDITORS

The Auditors, PricewaterhouseCoopers LLP, have expressed their willingness to continue in office. A resolution for their re-appointment as Auditors of the Company will be proposed at the forthcoming Annual General Meeting.

According to the United Kingdom Companies Act 1985, each of the Directors in office at the time this report was approved has confirmed that:

- So far as he is aware, there is no relevant audit information of which the Company's Auditors are unaware; and
- He has taken all the steps that he ought to have taken as a Director in order to make himself aware of any relevant audit information and to establish that the Auditors are aware of that information.

Approved by the Board of Directors on 30 May 2007 and signed on its behalf by

DATO' HAJI BADRI BIN HAJI MASRI
DIRECTOR

AUGUSTUS RALPH MARSHALL
DIRECTOR

Kuala Lumpur

Statement of Directors' Responsibilities

for preparing the financial statements

The Directors are responsible for preparing the financial statements in accordance with applicable laws and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared the Group and Parent Company financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. In preparing these financial statements, the Directors have also elected to comply with IFRSs, issued by the International Accounting Standards Board (IASB). The financial statements are required by law to give a true and fair view of the state of affairs of the Group and Company and of the profit or loss of the Group and Company for that period.

In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state that the financial statements comply with IFRSs as adopted by the European Union and IFRSs issued by IASB; and
- prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group and Company will continue in business, in which case there should be supporting assumptions or qualifications as necessary.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Group and Company and to enable them to ensure that the financial statements comply with the United Kingdom Companies Act 1985. They are also responsible for safeguarding the assets of the Group and Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent Auditors' Report

to the members of ASTRO ALL ASIA NETWORKS plc

We have audited the Group and Parent Company financial statements (the "financial statements") of ASTRO ALL ASIA NETWORKS plc for the financial year ended 31 January 2007 which comprise the Consolidated and Company Income Statements, the Consolidated and Company Balance Sheets, the Consolidated and Company Cash Flow Statements, the Consolidated and Company Statements of Change in Shareholders' Equity and the related notes. These financial statements have been prepared under the accounting policies set out therein.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in Year In Review that is cross referred from the Review of Results section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors' Report, Letter from the Chairman and Year In Review. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

- the financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's and the Parent Company's affairs as at 31 January 2007 and of the Group's and the Parent Company's profit and cash flows for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

30 May 2007

Consolidated Income Statement

for the financial year ended 31 January 2007

	Note	2007 RM'000	2006 RM'000
CONTINUING OPERATIONS			
Revenue	2	**2,224,302**	2,012,532
Cost of sales		**(1,266,089)**	(1,260,941)
Gross profit		**958,213**	751,591
Other operating income		**12,468**	7,670
Marketing and distribution costs		**(185,580)**	(172,639)
Administrative expenses		**(362,184)**	(312,356)
Profit from operations	3	**422,917**	274,266
Finance costs	6	**(33,825)**	(49,926)
Finance income	6	**51,344**	30,848
Share of post tax results from investments accounted for using the equity method		**(160,025)**	3,870
Profit before taxation		**280,411**	259,058
Taxation	7	**(129,151)**	(37,563)
Profit for the year		**151,260**	221,495
Attributable to:			
Equity holders of the Company		**160,428**	228,751
Minority interest	26	**(9,168)**	(7,256)
		151,260	221,495
Earnings per share (in sen)	9		
– Basic		**8.32**	11.88
– Diluted		**8.29**	11.80

Customer Acquisition Costs ("CAC") analysed as follows:

	2007 RM'000	2006 RM'000
Set top box costs – included in Cost of sales	**197,442**	310,699
Set top box revenue – included in Revenue	**(19,107)**	(20,335)
Set top box subsidies	**178,335**	290,364
Marketing and distribution costs	**95,559**	93,996
CAC	**273,894**	384,360
Gross profit as per above	**958,213**	751,591
Set top box subsidies	**178,335**	290,364
Gross profit before set top box subsidies	**1,136,548**	1,041,955

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheet

as at 31 January 2007

	Note	2007 RM'000	2006 RM'000
ASSETS			
NON-CURRENT ASSETS			
Property, plant and equipment	11	**312,755**	288,374
Investments accounted for using the equity method	12	**39,628**	18,766
Long term advances, receivables and commitments in equity accounted investments	12	**162,881**	147,293
Deferred tax assets	13	**395,693**	513,396
Other financial assets (other investments)	14	**–**	23,816
Intangible assets	15	**457,549**	460,134
Total non-current assets		**1,368,506**	1,451,779
CURRENT ASSETS			
Inventories	16	**53,042**	45,787
Receivables and prepayments	17	**516,747**	481,716
Other financial assets			
– Derivative financial instruments	18	**12,008**	15,154
Tax recoverable		**427**	8,501
Cash and cash equivalents	19	**1,075,665**	848,111
Total current assets		**1,657,889**	1,399,269
LIABILITIES			
CURRENT LIABILITIES			
Trade and other payables	20	**932,087**	741,850
Other financial liabilities			
– Borrowings (interest bearing)	21	**28,309**	34,449
Current tax liabilities		**1,578**	1,305
Total current liabilities		**961,974**	777,604
Net current assets		**695,915**	621,665

CONSOLIDATED BALANCE SHEET

as at 31 January 2007

	Note	2007 RM'000	2006 RM'000
NON-CURRENT LIABILITIES			
Payables	20	**205,248**	248,299
Deferred tax liabilities	13	**11,788**	12,134
Other financial liabilities			
– Borrowings (interest bearing)	21	**–**	26,484
Total non-current liabilities		**217,036**	286,917
Net assets		**1,847,385**	1,786,527
EQUITY			
Capital and reserves attributable to equity holders of the Company:			
Share capital	22	**1,199,194**	1,195,432
Share premium	24	**27,643**	11,024
Merger reserve	25	**518,446**	518,446
Exchange reserve		**(30,656)**	(6,037)
Hedging reserve		**12,008**	15,422
Other reserve		**58,798**	40,584
Retained earnings/(accumulated losses)		**56,430**	(2,801)
		1,841,863	1,772,070
Minority interests	26	**5,522**	14,457
Total equity		**1,847,385**	1,786,527

The accompanying notes on pages 79 to 145 form part of the financial statements.

Approved by the Board of Directors on 30 May 2007 and signed on its behalf by

DATO' HAJI BADRI BIN HAJI MASRI
DIRECTOR

AUGUSTUS RALPH MARSHALL
DIRECTOR

Consolidated Cash Flow Statement

for the financial year ended 31 January 2007

	Note	2007 RM'000	2006 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES	10 (a)		
Profit for the financial year		**151,260**	221,495
Adjustments for non-cash items		**528,234**	314,454
Changes in working capital		**(98,001)**	(52,662)
Cash generated from operations		**581,493**	483,287
Income tax paid		**(3,436)**	(5,771)
Interest received		**32,584**	25,560
Net cash flow from operating activities		**610,641**	503,076
CASH FLOWS FROM INVESTING ACTIVITIES	10 (b)	**(256,708)**	(203,181)
CASH FLOWS FROM FINANCING ACTIVITIES	10 (c)	**(123,720)**	(418,663)
Net effect of currency translation on cash and cash equivalents		**(2,659)**	347
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**227,554**	(118,421)
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR		**848,111**	966,532
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	19	**1,075,665**	848,111

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Equity

for the financial year ended 31 January 2007

	Attributable to equity holders of the Company										
	Issued and fully paid ordinary shares of 10p each		Non-distributable								
	Number of shares '000	Nominal value RM'000	Share premium RM'000	Merger reserve RM'000	Exchange reserve RM'000	Hedging reserve RM'000	Other reserve RM'000	Retained earnings/ (accumulated losses) RM'000	Total RM'000	Minority interest RM'000	Total equity RM'000
At 1 February 2006	1,927,332	1,195,432	11,024	518,446	(6,037)	15,422	40,584	(2,801)	1,772,070	14,457	1,786,527
Currency translation differences	–	–	–	–	(24,619)	–	–	–	(24,619)	–	(24,619)
Cash flow hedge:											
– fair value gain on hedging instrument	–	–	–	–	–	4,906	–	–	4,906	–	4,906
– transferred to profit or loss	–	–	–	–	–	(8,320)	–	–	(8,320)	–	(8,320)
Net income recognised directly in equity	–	–	–	–	(24,619)	(3,414)	–	–	(28,033)	–	(28,033)
Profit for the year	–	–	–	–	–	–	–	160,428	160,428	(9,168)	151,260
Total recognised income	–	–	–	–	(24,619)	(3,414)	–	160,428	132,395	(9,168)	123,227
Share options:											
– proceeds from shares issued	5,444	3,762	16,619	–	–	–	–	–	20,381	–	20,381
– value of employee services	–	–	–	–	–	–	23,060	–	23,060	–	23,060
– transfer upon exercise	–	–	–	–	–	–	(4,846)	4,846	–	–	–
Dilution of equity interest in a subsidiary	–	–	–	–	–	–	–	–	–	233	233
Dividends	–	–	–	–	–	–	–	(106,043)	(106,043)	–	(106,043)
	5,444	3,762	16,619	–	–	–	18,214	(101,197)	(62,602)	233	(62,369)
At 31 January 2007	**1,932,776**	**1,199,194**	**27,643**	**518,446**	**(30,656)**	**12,008**	**58,798**	**56,430**	**1,841,863**	**5,522**	**1,847,385**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the financial year ended 31 January 2007

	Attributable to equity holders of the Company										
	Issued and fully paid ordinary shares of 10p each		Non-distributable								
	Number of shares '000	Nominal value RM'000	Share premium RM'000	Merger reserve RM'000	Exchange reserve RM'000	Hedging reserve RM'000	Other reserve RM'000	Retained earnings/ (accumulated losses) RM'000	Total RM'000	Minority interest RM'000	Total equity RM'000
At 1 February 2005	1,922,449	1,192,173	2,118,942	518,446	(1,062)	(1,630)	12,324	(2,279,793)	1,559,400	31	1,559,431
Currency translation differences	–	–	–	–	(4,975)	–	–	–	(4,975)	–	(4,975)
Cash flow hedge:											
– fair value gain on hedging instrument	–	–	–	–	–	17,052	–	–	17,052	–	17,052
Net income recognised directly in equity	–	–	–	–	(4,975)	17,052	–	–	12,077	–	12,077
Profit for the year	–	–	–	–	–	–	–	228,751	228,751	(7,256)	221,495
Total recognised income	–	–	–	–	(4,975)	17,052	–	228,751	240,828	(7,256)	233,572
Share options:											
– proceeds from shares issued	4,883	3,259	14,670	–	–	–	–	–	17,929	–	17,929
– value of employee services	–	–	–	–	–	–	30,855	–	30,855	–	30,855
– transfer upon exercise	–	–	–	–	–	–	(2,595)	2,595	–	–	–
Dilution of equity interest in a subsidiary	–	–	–	–	–	–	–	–	–	15,400	15,400
Acquisition of a subsidiary	–	–	–	–	–	–	–	–	–	6,282	6,282
Dividends	–	–	–	–	–	–	–	(76,942)	(76,942)	–	(76,942)
Transfer of share premium upon cancellation	–	–	(2,122,588)	–	–	–	–	2,122,588	–	–	–
	4,883	3,259	(2,107,918)	–	–	–	28,260	2,048,241	(28,158)	21,682	(6,476)
At 31 January 2006	1,927,332	1,195,432	11,024	518,446	(6,037)	15,422	40,584	(2,801)	1,772,070	14,457	1,786,527

General Information

ASTRO ALL ASIA NETWORKS plc (the Company) and its subsidiaries (collectively the Group) are principally engaged in investment holding and the provision of Direct-to-Home subscription television services, radio broadcasting services, film library licensing, multi-media interactive services, magazine publishing, Malaysian film production, talent management, and television content creation, aggregation and distribution. There was no significant change in the nature of these activities during the financial year.

The Company is a limited liability company incorporated in England and Wales under the United Kingdom Companies Act, 1985 and is registered as a foreign company in Malaysia under the Malaysian Companies Act, 1965 and has tax resident status in Malaysia.

The address of the registered offices of the Company in England and Wales and Malaysia are as follows:

(i) 10 Upper Bank Street
London, E14 5JJ
United Kingdom

(ii) 3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

The Company is listed on the Main Board of Bursa Malaysia Securities Berhad.

These consolidated financial statements have been approved for issue by the Board of Directors on 30 May 2007.

Summary of Significant Accounting Policies

The principal accounting policies adopted in the preparation of the consolidated and company financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A BASIS OF PREPARATION

The financial statements of the Group and Company have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the European Union issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB and with those parts of the United Kingdom Companies Act, 1985 applicable to Companies reporting under IFRSs.

In addition to complying with IFRSs as adopted by the European Union, the consolidated financial statements also comply with the IFRSs as issued by the International Accounting Standards Board.

The financial statements have been prepared under the historical cost convention, except where otherwise stated in the accounting policies below.

The preparation of financial statements in conformity with IFRSs requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amounts, events or actions, actual results ultimately may differ from those estimates.

Adoption of new and revised IFRSs

The Group has adopted all of the new and revised Standards and Interpretations issued by the IASB and the IFRIC of the IASB that are relevant to its operations and effective. The adoption of the following amendments and Interpretation did not affect the Group results of operations or financial position:

(i) IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") – Amendment for financial guarantee contracts
(ii) IAS 39 – Amendment for hedges of forecast intragroup transactions
(iii) IAS 39 – Amendment for the fair value option
(iv) IFRIC 4 – Determining whether an arrangement contains a lease

B GROUP ACCOUNTING

Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

Under the purchase method of accounting, the cost of an acquisition is measured as the fair value of the assets given up, equity instruments issued and liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of the minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered.

Minority interest is measured at the minorities' share of the post acquisition fair values of the identifiable assets and liabilities of the invested entities. A debit balance of minority interest is recognised to the extent that the Group does not have a commercial and legal obligation in respect of the losses attributable to the minority interest.

B GROUP ACCOUNTING (CONT'D.)

Investments accounted for using the equity method

(i) Associates

Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence over their operating and financial policies, but over which it does not have control.

Investments in associates are accounted for using the equity method of accounting. Under this method, the Group's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred.

The Group's investment in associates includes goodwill (net of accumulated impairment) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or amounts owing by the associate.

(ii) Jointly Controlled Entities

Jointly controlled entities are corporations, partnerships or other entities over which there is contractually agreed sharing of control by the Group with one or more parties. The Group's interests in jointly controlled entities are accounted for using the equity method of accounting.

Equity accounting involves recognising in the consolidated income statement the Group's share of the results of jointly controlled entities for the period. The Group's investments in jointly controlled entities are carried in the consolidated balance sheet at an amount that reflects its share of the net assets of the jointly controlled entities and includes any long term interests.

Unrealised gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities. Unrealised losses are also eliminated unless costs cannot be recovered.

C INVESTMENTS

Investments in subsidiaries, associates and jointly controlled entities are shown at cost. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable amount.

The investment in the Redeemable Convertible Preference Shares ("RCPS") issued by a subsidiary is carried at cost plus accretion of the expected yield from the investment.

D FOREIGN CURRENCY TRANSLATION

Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Ringgit Malaysia ("RM"), which is the Company's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into RM using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

D FOREIGN CURRENCY TRANSLATION (CONT'D.)

Foreign subsidiaries

Income statements and cash flows of foreign subsidiaries are translated into RM at average exchange rates for the financial year and their balance sheets are translated at the exchange rates ruling at financial year end. Differences on exchange arising from the translation of opening net assets of foreign subsidiaries denominated in foreign currency are taken to exchange reserve together with the differences between the income statement translated at average exchange rates for the financial year and exchange rates ruling at the financial year end. Other exchange differences are taken to the income statement when they arise.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on disposal.

E PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of property, plant and equipment. Depreciation is calculated on the straight-line method to write off the cost of each asset to their residual values over their estimated useful lives. No depreciation is calculated on assets under construction until the assets are completed and are ready for their intended use. Leased assets capitalised are depreciated over their estimated useful lives or lease period, whichever is shorter.

The estimated useful lives of the assets are as follows:

Buildings	40 years
Satellite transponders	11.5 years
Equipment, fixtures and fittings	4 – 10 years
Broadcast and transmission equipment	3 – 10 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount of the assets and are included in the income statement.

F INTANGIBLE ASSETS

Goodwill

Goodwill represents the excess of the cost of an acquisition of a subsidiary/associate/jointly controlled entity over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate/jointly controlled entity at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of investments accounted for using the equity method is included in the investments. With the adoption of IFRS 3-Business Combination, goodwill is no longer amortised, but is subject to an annual review for impairment and carried at cost less accumulated impairment losses. Any impairment is charged to the income statement as it arises. The calculation of the gains and losses on the disposal take account of the carrying amount of goodwill relating to the entity sold.

Film library

The Group's film library comprises acquired films and films produced for the Group with the primary intention to exploit the library through release and licensing of such films as part of the Group's long-term operations. The library is stated at cost less accumulated amortisation.

Amortisation of the film library is on an individual title basis, based on the proportion of the actual income earned during the period against the estimated ultimate revenue expected to be earned over the revenue period, not exceeding twenty years. Estimated ultimate revenue expected to be earned is reviewed periodically and additional impairment losses are recognised if appropriate. Amortisation is included in cost of sales.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

F INTANGIBLE ASSETS (CONT'D.)

Programme rights

The programme rights comprise rights licensed from third parties and programmes produced for the Group and production in progress with the primary intention to broadcast in the normal course of the Group's operating cycle. The rights are stated at cost less accumulated amortisation.

The Group amortises programme rights based on an accelerated basis over the license period or estimated useful life if shorter, from the date of first transmission, to match the costs of consumption with the estimated benefits to be received. Amortisation is included in cost of sales. The amortisation period is no more than five years.

The cost of programme rights for sports, current affairs, variety and light entertainment is fully amortised on the date of first transmission.

Software costs

Costs that are directly associated with identifiable and unique software products controlled by the Group and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. All other costs associated with developing or maintaining computer software programmes are recognised as an expense when incurred.

Expenditure which enhances or extends the performance of computer software programmes beyond their original specifications is recognised as a capital improvement and added to the original cost of the software. Computer software costs recognised as assets are amortised using the straight-line method over their estimated useful economic lives (3 – 10 years). Amortisation is included in cost of sales, administrative expenses and marketing and distribution costs as appropriate.

Remastering costs

Remastering costs comprise payments made in advance for the remastering of films. The costs are transferred to film library and programme rights upon acceptance of the related remastered films. Amortisation of remastering costs commences after the transfer of the costs to film library and programme rights.

Other intangible assets

Other intangible assets representing purchased legal rights are capitalised, where fair value can be reliably measured. The costs of other intangible assets are amortised on a straight-line basis over the estimated useful economic lives of the assets (not exceeding 20 years). Amortisation is included in administrative expenses.

G IMPAIRMENT OF ASSETS

Assets that have an indefinite useful life are not subject to amortisation or depreciation and are tested annually for impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

An impairment loss is recognised immediately in the income statement as are any reversals of impairment losses.

A reversal of impairment loss should be recognised in the income statement for assets carried at cost and treated as a revaluation increase for assets carried at revalued amount.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

H LEASES

Finance leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included as liabilities. The obligations relating to finance leases, net of finance charges in respect of future periods, are determined at the inception of the lease and are included in borrowings. Each lease payment is allocated between the liability and finance charges so as to achieve a constant periodic rate of interest over the lease period.

The property, plant and equipment acquired under finance leases are depreciated over the shorter of the estimated useful lives of the assets or the lease terms.

Operating leases

Leases where a significant portion of the risk and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the leases.

I TURNAROUND CHANNEL TRANSMISSION RIGHTS

The cost of turnaround channels (programme provider fees), where the Group has immediate transmission rights is expensed as incurred.

J INVENTORIES

Inventories which principally comprise set-top boxes and consumable items are stated at the lower of cost and net realisable value. Cost is determined based on the weighted average cost method. Net realisable value of the set-top boxes reflects the value to the business of the set-top boxes in the hands of the customer. The cost of set-top boxes is charged to cost of sales when the set-top boxes are delivered to the customer. Where appropriate, allowance is made for obsolete or slow-moving inventory based on management's analysis of inventory levels and future sales forecasts.

K RECEIVABLES

Receivables are recognised initially at fair value and subsequently measured at cost, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is recognised in the income statement.

The Group provides for the credit risk inherent in its receivables by monitoring the level of arrears and providing an appropriate level of bad debt allowance based on the amount and extent of arrears.

L CASH AND CASH EQUIVALENTS

Cash and cash equivalents are carried at the balance sheet at cost. Cash and cash equivalents consist of cash in hand, cash at bank and deposits held at call with banks. Cash and cash equivalents where the usage of the funds is subject to the conditions as contained in the bank financing facilities are disclosed in Note 21(d).

M SHARE CAPITAL

Classification

Ordinary shares and non-redeemable preference shares with discretionary dividends are classified as equity.

Share issue costs

Incremental external costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from proceeds.

Dividend

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders or in the case of interim dividends, when the dividends are approved by the Board of Directors.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

N BORROWINGS

Borrowings are initially stated at the proceeds received, net of transaction costs and when they relate to private debt securities, are stated net of discount. Borrowings are subsequently stated at amortised cost using the effective yield method; any difference between the initial carrying value and the redemption value is recognised in the income statement using the effective yield method over the period of the borrowings.

O CURRENT AND DEFERRED TAXATION

Current tax expense is determined according to the tax laws of each jurisdiction in which the Group operates and include all taxes based upon the taxable profits. Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred tax. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

P EMPLOYEE BENEFITS

Short term employee benefits

Wages, salaries, paid annual leave and sick leave, bonuses and non-monetary benefits are accrued in the period in which the associated services are rendered by the employees of the Group.

Defined contribution plans

The Group pays contributions to publicly administered pension plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Group has no further payment obligation. The regular contributions are accounted for on an accruals basis.

Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Termination benefits

Termination benefits may be paid whenever an employee's employment is terminated before the normal retirement date. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an invitation made to encourage voluntary redundancy.

Q PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, when it is more likely than not that an outflow of resources will be required to settle the obligation, and when a reliable estimate of the amount can be made.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

R CONTINGENT LIABILITIES AND ASSETS

Contingent liabilities are disclosed in the financial statements. A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in the extremely rare circumstances where there is a liability that cannot be recognised because it cannot be measured reliably.

A contingent asset is a possible asset that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group. The Group discloses the existence of contingent assets where inflows of economic benefits are probable, but not virtually certain.

S REVENUE RECOGNITION

Subscription fees derived from satellite television services are recognised as earned over the period the services are provided.

Advertising revenues, derived from the placement of commercials on the satellite television and radio networks and advertising revenues from sale of advertising space in magazines are recognised in the period during which the commercials are aired and advertisements are published respectively, net of advertising commissions.

Licensing income is recognised upon the delivery of master tapes and related materials or when services are rendered in accordance with the terms of the *underlying contracts.*

Sale of set-top boxes, video products and magazines are recognised on the transfer of risks and rewards of ownership which generally coincides with the time when the related products are delivered to customers and title has passed.

Revenue from the sale of programme rights is recognised in the period the rights are available to the licensee.

Revenue of the Company consists of accretion of RCPS yield income, dividend income and management fees. Accretion of RCPS yield income and dividend income are recognised when the right to receive payment is established. Management fees are recognised as earned over the period the services are provided.

T SEGMENTAL REPORTING

Business segments are groups of operations which provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those operating in other economic environments. The allocation of costs between segments is based on the products and services of the specific segments which incur such costs.

This reflects the fact that the risks and returns of the Group's operations are primarily based on its business activities.

U FINANCIAL ASSETS

Purchases and sales of financial assets are recognised based on settlement accounting. They are initially recognised at fair value plus directly attributable transaction costs. Any impairment of a financial asset is charged to the income statement as it arises.

Financial assets are classified according to the purpose for which the investments were acquired. This gives rise to the following categories: financial assets at fair value through profit or loss ("FVTPL"), advances and receivables, held to maturity and available-for-sale financial assets. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at each reporting date.

Financial assets at FVTPL

This category has two sub-categories: financial assets held for trading, and those designated at FVTPL at inception. A financial asset is classified in this category if acquired principally for purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

U FINANCIAL ASSETS (CONT'D.)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. They are included in Receivables and Prepayments in the balance sheet at amortised cost (Note 17).

Held to maturity

Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. They are held as non-current investments at amortised cost using the effective interest method, less any amounts written-off to reflect impairment.

Available-for-sale financial assets are non-derivatives that are either specifically designated in this category or not classified in any of the three categories described above. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Unrealised gains and losses arising from changes in fair value of financial assets classified as available-for-sale are recognised in equity. Realised gains and losses arising from changes in fair value, interest and exchange differences are included in the income statement.

V FINANCIAL LIABILITIES

Financial liabilities are recognised when there is an obligation to transfer benefits and that obligation is a contractual liability to deliver cash or another financial asset or to exchange financial instruments with another entity on potentially unfavourable terms. They are initially recorded at fair value plus directly attributable transaction costs.

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

Financial liabilities at FVTPL

This category has two sub-categories: financial liabilities held for trading, and those designated at FVTPL at inception. A financial liability is classified in this category if incurred principally for purpose of repurchasing in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Liabilities in this category are classified as current liabilities if they are either held for trading or are expected to be settled within 12 months of the balance sheet date.

Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value plus transaction costs. They are subsequently measured at amortised cost using the effective interest method.

W RECENT ACCOUNTING DEVELOPMENTS

The following standards and interpretations applicable to the Group have not been applied in these financial statements as they are not yet effective:

IFRS 7 – Financial Instruments: Disclosures, and their related amendment to IAS 1 on capital disclosures;
IFRS 8 – Operating Segments;
IFRIC 8 – Scope of IFRS 2;
IFRIC 9 – Reassessment of Embedded Derivatives;
IFRIC 10 – Interim Financial Reporting and Impairment; and
IFRIC 11 – Group and Treasury Share Transactions.

The Group is evaluating the impact of the above standards and interpretations but they are not expected to have material impact on the financial statements of the Group except for some additional disclosure requirements.

Financial Risk Management

FINANCIAL RISK FACTORS

The Group's activities expose it to a variety of financial risks, including foreign currency exchange risk, interest rate risk, credit risk, liquidity and cash flow risk. The Group's overall financial risk management objective is to minimise potential adverse effects on the financial performance of the Group.

The Group uses derivative financial instruments such as forward foreign currency exchange and interest rate swap contracts to hedge certain exposures.

Foreign currency exchange risk management

The Group operates internationally and is exposed to foreign currency exchange risk as a result of the foreign currency transactions and borrowings entered into by the group companies in currencies other than their functional currencies. Forward foreign currency exchange contracts are used to limit exposure to currency fluctuations on foreign currency receivables and payables, and on cash flows generated from anticipated transactions denominated in foreign currencies.

Interest rate risk management

The Group's interest rate exposure arises principally from the Group's trade payables and borrowings. The interest rate risk is managed through the use of fixed and floating interest rate debt and derivative financial instruments. The Group has used interest rate swaps as cash flow hedges of future interest payments.

Credit risk management

The Group has no significant concentration of credit risk with individual counter-parties. Customer credit risk exposure is managed with a combination of credit limits and arrears monitoring procedures. Deposits of cash are placed only with financial institutions that are appropriately supervised or regulated.

Liquidity and cash flow risk management

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group's Treasury aims at maintaining flexibility in funding by keeping committed credit lines available and if necessary, obtaining additional debt funding.

ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The Group is a party to financial instruments that comprise forward foreign currency exchange contracts and interest rate swap contracts.

Forward foreign currency exchange contracts

The Group enters into forward foreign currency exchange contracts to protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. There were no forward foreign currency exchange contracts outstanding as at 31 January 2007 and 31 January 2006.

Interest rate swap contracts

The Group enters into interest rate swap contracts to generate the desired interest rate profile.

In assessing the fair value of financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date:

(a) The fair value of long term investments is either at cost or valuation.

(b) The face value of financial assets (less any estimated credit adjustments) and financial liabilities with a maturity period of less than one year are assumed to approximate their fair values.

(c) The fair value of financial liabilities with fixed interest rates is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

(d) The carrying values of financial liabilities with floating interest rates approximate their fair values.

(e) The fair value of the interest rate swaps have been determined by reference to prices available from the markets at the balance sheet date on which the instruments involved are traded.

(f) The fair value of forward foreign currency exchange contracts is determined using forward exchange market rates at the balance sheet date.

ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES (CONT'D.)

Interest rate swap contracts (Cont'd.)

Derivative financial instruments are initially measured at fair value on the contract date, and are re-measured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the income statement. The Group's policy with respect to hedging the foreign currency risk of a firm commitment is to designate it as a cash flow hedge. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in income statement in the same period in which the hedged item affects the income statement.

Changes in the fair value of derivative financial instrument that do not qualify for hedge accounting are recognised in income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, for forecast transactions, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to income statement for the period.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealised gains or losses reported in the income statement.

Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated by the Directors and management and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Revenue recognition

The Group recognises revenue when the significant risks and rewards of ownership of any goods and services have been transferred. See Note S of the significant accounting policies for details of revenue recognition policies.

(b) Bad debt provision

The Group provides for bad debts by having regard to the amount and extent of arrears as disclosed in Note K.

(c) Share-based payment

The cost of providing share-based payments to employees is charged to the income statement over the vesting period of the related share options or share allocations. The cost is based on the fair value of the options or shares allocated and the number of options expected to vest. The fair value of each option or share is determined using the Binomial option pricing model. For details of assumptions, see Note 23 of the financial statements.

(d) Deferred tax

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. For further details please refer to Note 13 of the financial statements.

(e) Customer acquisition costs

Customer acquisition costs are incurred in activating new customers in the multi-channel subscription television service and include sales and marketing related expenses and subsidised set-top box equipment costs. The subsidies on set-top boxes represent the difference between set-top box costs and set-top box revenues which are recognised in accordance with significant accounting policies stated in Note J and Note S respectively. Management exercises judgement in establishing the set-top box selling price with the intention to subsidise the set-top box cost for long term benefits.

(f) Carrying value of film library

The Group tests annually whether film library and programme rights have suffered any impairment, in accordance with the accounting policies stated in Note F and Note G respectively.

Recoverable amounts have been ascertained by the subsidiaries owning the film library through the value in use calculations. These are determined by applying the discounted cash flow methodology on the business plan of the subsidiaries which are based on past experience as well as future expected market trends. The discount rates applied in the assessment ranged from 10% - 14% and are derived from the weighted average cost of capital adjusted for the relevant subsidiaries' risk premium.

Based on the estimated value in use calculated using the discounted cash flow methodology, the fair value of the Shaw film library in the Library Licensing and Distribution segment, is higher than the carrying value. Therefore, no impairment loss was recognised for the financial year ended 31 January 2007. Should the discount rate applied in the assessment increase by 5% or more, the fair value of the Shaw film library will be lower than the carrying value.

During the financial year, the Group revised the estimated useful life of the Shaw film library to be in line with industry best practices, from a maximum of five years to a maximum of twenty years. The change in the estimate has resulted in a lower amortisation charge of RM47.0 million in the Library Licensing and Distribution segment in the current year. The amortisation charge would have been RM54.1 million if the estimated useful life of the Shaw film library had not been revised.

(g) PT Direct Vision ("PTDV")

The Group has accounted for its investment in PTDV as a jointly controlled entity. Having taken into consideration both the original Subscription and Shareholder's Agreement and the intention of both parties to execute the revised agreements, together with the governance of key operational and financial matters of PTDV, the Directors have considered it appropriate to record the investment as such.

For further details on PTDV, please refer to Note 12 of the financial statements.

Notes to the Consolidated Financial Statements

- 31 January 2007

1 SEGMENT INFORMATION

(A) Primary reporting format – business segments

The Group is organised into the following business segments:

Malaysian multi channel television – provides multi channel Direct-to-Home subscription television and related interactive television services in Malaysia.

Radio – provides radio broadcasting services.

Library licensing and distribution – the ownership of a library of Chinese filmed entertainment and the aggregation and distribution of the library and related content.

Others – a magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; television content aggregation and distribution; ownership of buildings and investment holding companies.

	2007				
	Malaysian multi channel television RM'000	Radio RM'000	Library licensing and distribution RM'000	Others RM'000	Total RM'000
Revenue					
Total revenue	1,978,251	151,057	75,292	313,383	2,517,983
Inter-segment revenue	(1,002)	(3,525)	(18,558)	(270,596)	(293,681)
External revenue	1,977,249	147,532	56,734	42,787	2,224,302
Segment results					
Total gross segment results	484,112	57,892	(39,672)	51,856	554,188
Inter-segment results					(131,271)
Profit from operations					422,917
Allocated finance costs (net)	(11,526)	(1,009)	(210)	(10,572)	(23,317)
Unallocated finance income (net)					40,836
Share of post tax results from investments accounted for using the equity method					(160,025)
Profit before taxation					280,411
Taxation					(129,151)
Profit for the year					151,260

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- 31 January 2007

1 SEGMENT INFORMATION (CONT'D.)

(A) Primary reporting format – business segments (cont'd.)

	2006				
	Malaysian multi channel television RM'000	Radio RM'000	Library licensing and distribution RM'000	Others RM'000	Total RM'000
Revenue					
Total revenue	1,787,034	143,317	60,129	260,063	2,250,543
Inter-segment revenue	(994)	(3,011)	(10,249)	(223,757)	(238,011)
External revenue	1,786,040	140,306	49,880	36,306	2,012,532
Segment results					
Total gross segment results	335,191	54,043	(74,496)	60,256	374,994
Inter-segment results					(100,728)
Profit from operations					274,266
Allocated finance costs (net)	(13,300)	(286)	(1,178)	2,472	(12,292)
Unallocated finance costs (net)					(6,786)
Share of post tax results from investments accounted for using the equity method					3,870
Profit before taxation					259,058
Taxation					(37,563)
Profit for the year					221,495

Inter-segment revenue represents transfers between segments and is eliminated on consolidation. These transfers are accounted for in the segments at estimated competitive market prices that would be charged to unaffiliated customers for similar goods and services.

Segment results represent the segment revenue less segment expenses, comprising expenses directly attributable and allocated to the segment. Certain components included within inter-segment results eliminate against the relevant income/expenditure recorded below the segment results line or against assets or liabilities.

Unallocated finance income (net) comprises interest income, net of interest on bank borrowings, finance leases liabilities and certain debt service and other finance costs.

1 SEGMENT INFORMATION (CONT'D.)

(A) Primary reporting format – business segments (cont'd.)

	2007				
	Malaysian multi channel television RM'000	Radio RM'000	Library licensing and distribution RM'000	Others RM'000	Total RM'000
Other information					
Segment assets	682,710	101,853	255,606	405,920	1,446,089
Investments accounted for using the equity method				202,509	202,509
Unallocated assets					
– Deposits with licensed banks & financial institutions					981,677
– Deferred tax assets					395,693
– Tax recoverable					427
					1,377,797
Total assets					3,026,395
Segment liabilities	805,845	43,064	32,944	255,482	1,137,335
Unallocated liabilities					
– Borrowings (interest bearing)					28,309
– Current tax liabilities					1,578
– Deferred tax liabilities					11,788
					41,675
Total liabilities					1,179,010
Other segment items					
Property, plant and equipment additions	59,613	3,272	536	4,085	67,506
Intangible assets additions	116,334	–	41,807	86,606	244,747
Depreciation of property, plant and equipment	53,635	3,538	1,302	7,685	66,160
Amortisation of intangible assets	100,282	5,529	47,147	12,945	165,903
Impairment of receivables	30,717	–	–	1,205	31,922
Write-off of intangible assets	–	–	–	8,879	8,879
Impairment of investment	–	–	–	3,642	3,642

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- 31 January 2007

1 SEGMENT INFORMATION (CONT'D.)

(A) Primary reporting format – business segments (cont'd.)

	2006				
	Malaysian multi channel television RM'000	Radio RM'000	Library licensing and distribution RM'000	Others RM'000	Total RM'000
Other information					
Segment assets	676,416	75,631	251,700	402,394	1,406,141
Investments accounted for using the equity method				166,059	166,059
Unallocated assets					
– Deposits with licensed banks & financial institutions					756,951
– Deferred tax assets					513,396
– Tax recoverable					8,501
					1,278,848
Total assets					2,851,048
Segment liabilities	723,516	34,912	31,765	199,956	990,149
Unallocated liabilities					
– Borrowings (interest bearing)					60,933
– Current tax liabilities					1,305
– Deferred tax liabilities					12,134
					74,372
Total liabilities					1,064,521
Other segment items					
Property, plant and equipment additions	52,650	9,442	1,448	2,183	65,723
Intangible assets additions	147,179	22,950	33,480	68,003	271,612
Depreciation of property, plant and equipment	50,624	3,308	1,673	2,634	58,239
Amortisation of intangible assets	89,979	3,073	63,418	24,096	180,566
Impairment of receivables	48,890	384	–	3,575	52,849
Impairment of property, plant and equipment	49	–	45	–	94

Segment assets consist primarily of property, plant and equipment, associates, jointly controlled entities, available for sales financial assets, intangible assets, inventories, receivables and prepayments and cash and bank balances. Unallocated assets consist of deposits with licensed banks and financial institutions, deferred tax assets and tax recoverable, which cannot be directly attributed to a particular segment.

Segment liabilities comprise payables and provision for liabilities and charges. Unallocated liabilities consist of borrowings, deferred tax liabilities and tax liabilities.

1 SEGMENT INFORMATION (CONT'D.)

(B) Secondary reporting format – geographical segments

The Group's geographical segments are:

Malaysia – comprises the multi-channel Direct-to-Home subscription television and related interactive television business, radio broadcasting services, magazine publishing business, interactive content business for the mobile telephony platform, film production business, talent management, ownership of buildings and investment holding companies.

Hong Kong – comprises the ownership of a library of Chinese filmed entertainment, the aggregation and distribution of the library and related content, a publishing business and investment holding companies.

Others – represents investments in businesses outside Malaysia and Hong Kong that provide multi-channel Direct-to-Home subscription television, radio broadcasting, creation of animation content, television content aggregation and distribution and investment holding companies.

In determining the geographical segments of the Group, sales are based on the geographical location in which the customers are located. Total assets, capital expenditure, film library and programme rights additions and other intangible assets additions are determined based on the geographical location of the assets.

	2007 RM'000	2006 RM'000
Revenue		
Malaysia	**2,138,996**	1,944,306
Hong Kong	**21,380**	10,609
Others	**63,926**	57,617
Total Group Revenue	**2,224,302**	2,012,532
Total assets		
Malaysia	**1,006,455**	1,010,969
Hong Kong	**317,956**	357,625
Others	**324,187**	203,606
Unallocated		
– Deposits with licensed banks & financial institutions	**981,677**	756,951
– Deferred tax assets	**395,693**	513,396
– Tax recoverable	**427**	8,501
	1,377,797	1,278,848
Total assets	**3,026,395**	2,851,048

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- 31 January 2007

1 SEGMENT INFORMATION (CONT'D.)

(B) Secondary reporting format – geographical segments (cont'd.)

	2007 RM'000	2006 RM'000
Property, plant and equipment additions*		
Malaysia	**64,671**	63,626
Hong Kong	**702**	1,692
Others	**2,133**	405
	67,506	65,723
Intangible assets additions*		
Malaysia	**127,602**	181,146
Hong Kong	**41,937**	63,638
Others	**75,208**	26,828
	244,747	271,612

* *Includes items acquired through business combinations.*

2 REVENUE

Revenue comprises the invoiced value for the sale of goods and services net of sales and service taxes, rebates and discounts, and after eliminating sales within the Group.

Revenue comprises the following:

	2007 RM'000	2006 RM'000
Subscription revenue	**1,800,951**	1,641,842
Advertising revenue	**292,501**	259,064
Licensing income	**60,257**	47,482
Sale of set-top boxes	**25,424**	23,517
Sale of video products	**4,374**	7,457
Sale of film library and programme rights	**7,648**	4,730
Others	**33,147**	28,440
Revenue	**2,224,302**	2,012,532

3 PROFIT FROM OPERATIONS

The following items have been charged/(credited) in arriving at the profit from operations:

	Note	2007 RM'000	2006 RM'000
Fees payable to the Company's auditor for the audit of the Company's annual accounts		**340**	219
– prior year		**98**	–
Fees payable to associates of the Company's auditor for the audit of the Company's annual accounts		**271**	221
Fees payable to the Company's auditor and its associates for other services:			
– the audit of the Company's subsidiaries, pursuant to legislation		**2,264**	869
– prior year		**1,256**	–
– other services pursuant to legislation		**34**	140
– tax services		**494**	754
– services relating to corporate finance transactions		**434**	621
– all other services		**8,261**	437
Total fees payables		**13,452**	3,261
Inventories recognised as expenses – included in cost of sales		**228,076**	335,508
Depreciation of property, plant and equipment	11		
– owned assets		**44,481**	36,560
– assets under finance lease		**21,679**	21,679
Gain on disposal of property, plant and equipment		**(486)**	(671)
Impairment of property, plant and equipment – included in administrative expenses	11	**–**	94
Amortisation of film library and programme rights – included in cost of sales	15	**137,484**	160,876
Write-off of film library and programme rights	15	**2,532**	–
Write-off of other intangible assets	15	**6,347**	–
Amortisation of software costs	15	**17,788**	12,122
Amortisation of other intangible assets	15	**10,631**	7,568
Bad and doubtful debts write-off		**7,847**	6,768
Impairment of receivables – included in administrative expenses		**31,922**	52,849
Impairment of investment – included in administrative expenses		**3,642**	–
Rental income of land and buildings		**(186)**	(287)
Rental of buildings		**5,826**	5,303
Rental of equipment		**12,677**	18,603
Rental of land		**1,612**	2,300

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- 31 January 2007

4 DIRECTORS' REMUNERATION

	2007 RM'000	2006 RM'000
Fees	**895**	783
Salaries and emoluments	**3,161**	2,328
Share-based payment	**1,331**	1,570
Defined contribution plan	**438**	302
	5,825	4,983
Highest paid Director		
– Salaries and emoluments	**2,930**	2,048
– Share-based payment	**1,331**	1,570
– Defined contribution plan	**438**	302
	4,699	3,920

The number of options over ordinary shares granted to a Director in respect of the Company's 2003 ESOS and MSIS during the financial year ended 31 January 2007 were 720,000 and Nil (2006: 752,000 and Nil) respectively.

The highest paid Director has not exercised any share options during the financial year.

5 EMPLOYEES

	2007 RM'000	2006 RM'000
Wages and salaries	**208,204**	182,782
Employee benefits in kind	**11,978**	10,247
Social security costs	**1,405**	1,255
Share-based payment	**23,060**	30,855
Defined contribution plan	**25,804**	21,948
	270,451	247,087
Recruiting costs	**1,619**	1,571
Termination benefits	**42**	160
Staff training	**3,016**	4,437
	275,128	253,255

The companies operating in Malaysia and Hong Kong are required by law to contribute a fixed percentage of each employee's salary to publicly administered defined contribution pension plans for the employees' retirement.

5 EMPLOYEES (CONT'D.)

The average number of persons employed by the Group was as follows:-

	2007	2006
Malaysian operations		
– Corporate	**121**	109
– Multi channel television	**2,524**	2,027
– Radio	**328**	332
– Others	**98**	81
	3,071	2,549
Regional operations	**200**	378
	3,271	2,927

6 FINANCE COSTS AND FINANCE INCOME

	2007 RM'000	2006 RM'000
Interest costs:		
– Bank borrowings	**167**	22,887
– Finance lease liabilities	**4,539**	7,491
– Vendor financing	**19,063**	11,154
	23,769	41,532
Debt service and other finance costs	**10,056**	8,394
Finance costs (gross)	**33,825**	49,926
Interest income	**(35,695)**	(27,247)
Realised foreign exchange gains	**(1,173)**	(3,433)
Unrealised foreign exchange gains	**(1,545)**	(168)
Gain from interest rate swap contract	**(12,931)**	-
Finance income (gross)	**(51,344)**	(30,848)
Finance (income)/costs (net)	**(17,519)**	19,078

7 TAXATION

	2007 RM'000	2006 RM'000
Current taxation:		
Malaysian income taxes		
– Current year	**(11,371)**	(5,643)
– Prior years	**117**	(1,225)
	(11,254)	(6,868)
Foreign income taxes		
– Current year	**(517)**	(172)
– Prior years	**–**	(6)
Total current taxation	**(11,771)**	(7,046)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- 31 January 2007

7 TAXATION (CONT'D.)

	2007 RM'000	2006 RM'000
Deferred taxation		
Origination/reversal of temporary differences		
– Malaysian taxation	**(85,609)**	(30,664)
– Foreign taxation	**360**	147
Change in Malaysian tax rate	**(32,131)**	–
Total deferred taxation	**(117,380)**	(30,517)
	(129,151)	(37,563)

The Group has not applied for group relief in Malaysia and other foreign countries in which the subsidiaries operate as the Company and its subsidiaries either did not meet the qualifying criteria for group relief or there were no immediate tax benefit.

The Company is a Malaysian tax resident as the control and management of its activities is exercised in Malaysia and is subject to the Malaysian taxation rules and regulations. The subsidiaries are subject to their individual countries' taxation rules and regulations.

A reconciliation of income tax expense applicable to profit before taxation at the statutory rate to income tax expense at the effective income tax rate of the Group is as follows:

	2007 RM'000	2006 RM'000
Profit before taxation	**280,411**	259,058
Tax at the domestic rates applicable to profit in the country concerned	**(87,159)**	(87,245)
Tax effect of:		
Change in Malaysian tax rate	**(32,131)**	–
Share of post tax results from investments accounted for using the equity method	**(46,871)**	–
Expenses not deductible for tax purposes	**(34,186)**	(36,468)
Income not subject to tax	**14,530**	23,073
Tax exempt income due to pioneer status	**16,551**	16,508
Utilisation of investment tax allowance	**67,186**	78,586
Reduction/(increase) in current financial year's tax expense arising from recognition of previously unrecognised benefits:		
– tax losses	**236**	(505)
– capital allowances	**625**	(37)
– other temporary differences	**10**	(57)
Unrecognised deferred tax assets arising during the year:		
– tax losses	**(13,954)**	(18,559)
– capital allowances	**(19)**	(74)
– other temporary differences	**–**	(1,543)
Recognition of deferred tax assets arising from recognition of previously unrecognised benefits:		
– other temporary differences	**–**	129
Under-accrual in respect of prior financial years (net)	**(13,969)**	(11,371)
Taxation charge	**(129,151)**	(37,563)

7 TAXATION (CONT'D.)

Malaysian income tax is calculated at the statutory rate of 27% (2006: 28%) of the estimated assessable profit for the year. The Malaysian corporate tax decreased from 28% to 27% for the year of assessment ("YA") 2007 and will further reduce to 26% for YA2008, as announced in the 2007 Malaysian Budget. The computation of deferred tax as at 31 January 2007 has reflected these changes. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. Deferred tax is calculated on temporary differences between the tax base of assets and liabilities and their carrying amounts in the financial statements.

The Group's effective tax rate is higher than the statutory rate mainly due to losses in foreign subsidiaries, associates, overseas investments and certain Malaysian subsidiaries which were not available for tax relief at Group level and additional deferred tax charge from restatement of deferred tax following the change in Malaysian corporate tax rate.

8 DIVIDENDS

During the financial year ended 31 January 2007, the following dividends were paid:

	2007 RM'000	2006 RM'000
Final tax exempt dividend of 3.5 sen per share in respect of financial year ended 31 January 2006, paid on 25 August 2006 (2006: First and final tax exempt dividend of 2.5 sen per share in respect of financial year ended 31 January 2005)	**67,480**	48,084
First interim tax exempt interim dividend of 2.0 sen per share in respect of financial year ended 31 January 2007, paid on 19 October 2006 (2006: Interim tax exempt dividend of 1.5 sen per share in respect of financial year ended 31 January 2006)	**38,563**	28,858
	106,043	76,942

A second interim tax exempt dividend of 2.0 sen per share amounting to RM38,669,000 in respect of the financial year ended 31 January 2007 was declared and paid on 27 April 2007.

The Directors also recommend a final tax exempt dividend payment of 3.0 sen per share amounting to RM57,983,000 in respect of the financial year ended 31 January 2007 subject to the approval of the Company's shareholders at the forthcoming Annual General Meeting. The final tax exempt dividend will be paid on a date to be determined.

9 EARNINGS PER SHARE

Basic earnings per share of the Group is calculated by dividing the net profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the financial year.

Diluted earnings per share of the Group is calculated by dividing the profit attributable to equity holders by the weighted average number of ordinary shares, adjusted for the assumed conversion of all dilutive potential ordinary shares arising from the share options granted under the ESOS and MSIS.

	2007	2006
Profit attributable to equity holders of the Company (RM'000)	**160,428**	228,751
Weighted average number of ordinary shares ('000)	**1,928,452**	1,923,793
Adjustment for share options granted ('000)	**6,523**	13,577
Adjusted weighted average number of ordinary shares ('000)	**1,934,975**	1,937,370
Basic earnings per share (sen)	**8.32**	11.88
Diluted earnings per share (sen)	**8.29**	11.80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- 31 January 2007

10 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

for the financial year ended 31 January 2007

	Note	2007 RM'000	2006 RM'000
(a) CASH FLOWS FROM OPERATING ACTIVITIES			
Profit for the financial year		**151,260**	221,495
Adjustments for:			
Contra arrangements – revenue		**(1,170)**	(2,439)
Value of employee services – share options	5	**23,060**	30,855
Interest income	6	**(35,695)**	(27,247)
Interest expense	6	**23,769**	41,532
Gain from interest rate swap contract	6	**(12,931)**	–
Unrealised foreign exchange gains	6	**(1,545)**	(168)
Taxation	7	**129,151**	37,563
Property, plant and equipment			
– Depreciation	11	**66,160**	58,239
– Gain on disposal		**(486)**	(671)
– Impairment		**–**	94
Intangible assets			
– Amortisation	15	**165,903**	180,566
– Write-off		**8,879**	–
Dilution of equity interest in a subsidiary		**(528)**	–
Impairment of investment		**3,642**	–
Share of post tax results from investments accounted for using the equity method		**160,025**	(3,870)
		528,234	314,454
		679,494	535,949
Changes in working capital:			
Film library and programme rights		**(215,917)**	(130,283)
Inventories		**(7,255)**	(6,819)
Receivables and prepayments		**(44,448)**	(60,028)
Payables		**169,619**	144,468
		(98,001)	(52,662)
Cash generated from operations		**581,493**	483,287
Income tax paid		**(3,436)**	(5,771)
Interest received		**32,584**	25,560
Net cash flow from operating activities		**610,641**	503,076

10 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONT'D.)

for the financial year ended 31 January 2007

		Note	2007 RM'000	2006 RM'000
(b)	**CASH FLOWS FROM INVESTING ACTIVITIES**			
	Acquisition of a subsidiary, net of cash acquired		**–**	(26,318)
	Purchase of other investments		**–**	(24,151)
	Advance to associate		**–**	(24,167)
	Investment in associates		**(14,554)**	(1,056)
	Investments in jointly controlled entities		**(176,912)**	–
	Capital repayment from an investee	14	**17,663**	–
	Proceeds from disposal of an associate		**–**	1,424
	Proceeds from shares issued to minority interest		**761**	–
	Proceeds from disposal of property, plant and equipment		**707**	949
	Refund of remastering costs		**11,963**	–
	Acquisition of software		**(28,830)**	(71,027)
	Purchase of property, plant and equipment		**(67,506)**	(58,835)
	Net cash flow from investing activities		**(256,708)**	(203,181)
(c)	**CASH FLOWS FROM FINANCING ACTIVITIES**			
	Dividends paid		**(106,043)**	(76,942)
	Interest paid		**(16,829)**	(30,870)
	Proceeds from borrowings		**–**	9,660
	Gain from interest rate swap contract		**11,264**	–
	Issuance of shares pursuant to exercise of share options		**20,381**	17,928
	Repayment of finance lease liabilities		**(32,493)**	(29,538)
	Repayment of borrowings		**–**	(308,901)
	Net cash flow from financing activities		**(123,720)**	(418,663)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
- 31 January 2007

11 PROPERTY, PLANT AND EQUIPMENT

Group	Land and Buildings RM'000	Satellite transponders* RM'000	Equipment, fixtures and fittings RM'000	Broadcast and transmission equipment RM'000	Assets under construction RM'000	Total RM'000
At 1 February 2005						
Cost	172,435	249,305	167,927	448,042	14,294	1,052,003
Accumulated depreciation	(36,656)	(189,690)	(128,835)	(414,100)	–	(769,281)
Net book amount	135,779	59,615	39,092	33,942	14,294	282,722
Net book amount						
At 1 February 2005	135,779	59,615	39,092	33,942	14,294	282,722
Additions	–	–	11,870	31,257	15,729	58,856
Disposals	–	–	(242)	(30)	–	(272)
Transfers between classes	–	–	–	7,784	(7,784)	–
Transfers from intangible assets	–	–	(82)	(209)	(1,110)	(1,401)
Depreciation charge	(4,290)	(21,679)	(16,410)	(15,860)	–	(58,239)
Impairment	–	–	(81)	(13)	–	(94)
Acquisition of subsidiaries	1,420	–	5,402	45	–	6,867
Currency translation differences	–	–	(65)	–	–	(65)
At 31 January 2006	132,909	37,936	39,484	56,916	21,129	288,374
At 31 January 2006						
Cost	173,911	249,305	187,147	487,405	21,129	1,118,897
Accumulated depreciation	(41,002)	(211,369)	(147,663)	(430,489)	–	(830,523)
Net book amount	132,909	37,936	39,484	56,916	21,129	288,374
Net book amount						
At 1 February 2006	132,909	37,936	39,484	56,916	21,129	288,374
Additions	–	–	15,666	23,117	28,723	67,506
Disposals	–	–	(13)	(208)	–	(221)
Transfers between classes	10,590	–	879	24,592	(36,061)	–
Transfers from intangible assets	–	–	41	24,773	(1,070)	23,744
Depreciation charge	(4,292)	(21,679)	(14,987)	(25,202)	–	(66,160)
Currency translation differences	–	–	(329)	(71)	(88)	(488)
At 31 January 2007	**139,207**	**16,257**	**40,741**	**103,917**	**12,633**	**312,755**
At 31 January 2007						
Cost	**184,441**	**249,305**	**200,109**	**554,778**	**12,633**	**1,201,266**
Accumulated Depreciation	**(45,234)**	**(233,048)**	**(159,368)**	**(450,861)**	**–**	**(888,511)**
Net book amount	**139,207**	**16,257**	**40,741**	**103,917**	**12,633**	**312,755**

* *The Group recognised the satellite transponders under a finance lease as disclosed in Note 21(b).*

The amount of property, plant and equipment which are pledged as security for the bank financing facilities are disclosed in Note 21(d).

12 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	2007 RM'000	2006 RM'000
Investments		
At cost	**87,615**	64,081
Cumulative post tax results and impairment losses	**(47,987)**	(45,315)
	39,628	18,766
Long term advances, receivables and commitments in equity accounted investments		
Long term advances, receivables and commitments	**320,234**	147,293
Cumulative post tax results	**(157,353)**	–
	162,881	147,293

The Group's interest in the assets, liabilities, income and expenses of the investments in equity accounted units, is as follows:

	2007 RM'000	2006 RM'000
Non-current assets	**250,475**	49,260
Current assets	**87,059**	72,873
Current liabilities	**(154,436)**	(59,745)
Non-current liabilities	**(147,195)**	(49,373)
Net assets	**35,903**	13,015
Revenue	**47,792**	25,746
Expenses	**(207,817)**	(23,300)
	(160,025)	2,446

The Group has not recognised losses amounting to RM3,218,000 (2006: RM748,000) for the year. The accumulated losses not recognised were RM3,966,000 (2006: RM748,000).

Refer to Note 30 (a) for further details on the Group's commitment for investments in an associate.

The financial statements of certain associates and jointly controlled entities are made up to different reporting dates from the Company. For the purpose of applying the equity method of accounting, the financial statements of these companies for the respective financial year end have been used, and appropriate adjustments have been made for the effects of significant transactions between that date and 31 January 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- 31 January 2007

12 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONT'D.)

Details of principal investments in equity accounted units, are as follows:

Name of company	Country of incorporation	Effective equity interest 2007 %	2006 %	Financial year end	Principal activities
TVB Publishing Holding Limited ("TVBPH")	Hong Kong	**26.3**	26.3	31 Dec	Investment holding
Advanced Wireless Technologies Sdn. Bhd. ("AWT")	Malaysia	**25.0**	25.0	31 Dec	Provision of wireless multimedia related services
Deccan Digital Networks (Hyderabad) Private Limited ("DNP")	India	**29.0**	29.0	31 Mar	Provision of information technology enabled services
A.V. Digital Networks (Hyderabad) Private Limited ("ANP")	India	**29.0**	29.0	31 Mar	Provision of information technology enabled services
Metro Digital Networks (Hyderabad) Private Limited ("MNP")	India	**29.0**	29.0	31 Mar	Provision of information technology enabled services
Tiansheng AART Advertising Services Ltd	China	**49.0**	–	31 Dec	Provision of advertising agency services

On 29 December 2005, the Group purchased a 29% equity interest in each of DNP, ANP and MNP. The operations of these associates are funded by redeemable preference shares ("RPS") of RM120,771,000 issued by the associates on 31 December 2005 to a third party. The Group has also negotiated an option to purchase the RPS from the third party, who also has an option to sell the RPS to a subsidiary of the Group. In addition, the Group has issued standby letters of credit in respect of the subsidiary's obligations under the RPS put option. The Group has recorded a liability of RM120,771,000 in 'Other payables and accruals' (Note 20) representing its exposure under this arrangement and a corresponding entry to 'Associates'.

Participation in multi-channel digital satellite pay television and multimedia business in Indonesia

Pursuant to the Subscription and Shareholders' Agreement dated 11 March 2005 ("SSA"), the Group together with PT Ayunda Prima Mitra, a subsidiary of PT Broadband Multimedia Tbk, agreed to participate in PT Direct Vision ("PTDV"), to provide multi-channel digital satellite pay television and multimedia services in Indonesia. The participation would have resulted in the Group holding a 51% effective interest in PTDV, with an initial commitment of USD15.3 million and shareholder loan facilities of USD35 million.

On 26 August 2005, Komisi Penyiaran Indonesia, the Indonesian broadcasting regulator, issued a Decree requiring all broadcasters to submit applications and supporting materials for the purpose of applying for a Broadcast License under the Broadcasting Law, which limits foreign equity participation to 20%, by 28 December 2005.

Accordingly, the Group and its joint-venture partner are taking the required steps to restructure the shareholding of the joint venture and procure the necessary licenses.

Having submitted applications to regulatory authorities in December 2005, PTDV has since received written confirmation from these authorities that it can continue to operate under its existing licenses and approvals while the application for a new Broadcasting License is processed, in line with all other existing operators.

On 28 February 2006, PTDV launched a nationwide service under the *Astro* brand, pursuant to a Trademark License Agreement it entered into with MEASAT Broadcast Network Systems Sdn. Bhd., the proprietor of the *Astro* trademark.

12 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONT'D.)

Participation in multi-channel digital satellite pay television and multimedia business in Indonesia (cont'd.)

As of 30 May 2007, the parties are in continuing discussions to complete the restructured transactional documentation which will comply with Indonesian broadcast regulations to replace the SSA which has been allowed to lapse on 31 July 2006.

At 31 January 2007, the Group has invested a total of RM229.8 million in the business of PTDV.

The Directors have considered the original share subscription agreement, the intention of both parties to execute the revised agreements and the facts and circumstances around the governance over, and operation of, the business of PTDV and have determined that it is appropriate to record the investment as a joint venture.

In accordance with the group's accounting policies, joint ventures are accounted for using the equity method. The total long term investment in PTDV at 31 January 2007 amounted to RM167.9 million.

The Group has recorded its estimated share of PTDV's post tax losses by reference to it's interests in the PTDV joint venture, which includes an anticipated equity investment of 20% and other amounts to be contributed. Therefore, the Group has recorded RM157.4 million as its estimated share of post tax losses during the year ended 31 January 2007.

13 DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	2007 RM'000	2006 RM'000
Deferred tax assets	**395,693**	513,396
Deferred tax liabilities	**(11,788)**	(12,134)
	383,905	501,262
At beginning of financial year	**501,262**	532,363
(Charged)/credited to income statement:		
– property, plant and equipment	**(26,332)**	(39,872)
– film library and programme rights	**(490)**	(6)
– tax losses	**(86,396)**	(1,415)
– provisions and accruals	**(8,502)**	(7,354)
– interest receivable	**138**	4,145
– impairment of receivables	**3,991**	14,172
– others	**211**	(187)
	(117,380)	(30,517)
Other movements:		
– Acquisition of a subsidiary	**–**	(573)
– Currency translation differences	**23**	(11)
At end of financial year	**383,905**	501,262

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- 31 January 2007

13 DEFERRED TAX (CONT'D.)

	2007 RM'000	2006 RM'000
Deferred tax assets (before offsetting)		
Property, plant and equipment	**12,444**	18,223
Tax losses	**369,292**	455,929
Provisions and accruals	**3,897**	12,398
Impairment of receivables	**33,480**	29,489
Others	**-**	(191)
	419,113	515,848
Offsetting	**(23,420)**	(2,452)
Deferred tax assets (after offsetting)	**395,693**	513,396
Deferred tax liabilities (before offsetting)		
Property, plant and equipment	**(21,946)**	(1,432)
Film library and programme rights	**(1,632)**	(1,383)
Interest receivable	**(11,630)**	(11,768)
Others	**-**	(3)
	(35,208)	(14,586)
Offsetting	**23,420**	2,452
Deferred tax liabilities (after offsetting)	**(11,788)**	(12,134)

	2007 RM'000	2006 RM'000
The deferred tax assets are expected to be reversed as follows:		
Within one year	**96,464**	59,519
After one year	**299,229**	453,877
Total deferred tax assets	**395,693**	513,396

The Directors have reviewed the business plans for the relevant subsidiaries and are of the opinion that sufficient taxable income will be generated in future financial years to utilise the tax losses and capital allowances carried forward.

The Group has the following amounts of tax losses, capital allowances and other temporary differences carried forward in relation to companies in Malaysia, Hong Kong and other countries for which the related tax effects have not been included in the financial statements:

	2007 RM'000	2006 RM'000
Tax losses carried forward	**311,036**	276,282
Capital allowances carried forward	**232**	504
Other temporary differences carried forward	**155**	-

In addition, certain Malaysian subsidiaries have unutilised investment tax allowances which amounted to approximately:

	2007 RM'000	2006 RM'000
Investment tax allowances	**25,613**	200,681

The benefits of unutilised tax losses, capital allowances and investment tax allowances can be carried forward indefinitely and will be obtained when the relevant subsidiaries derive future assessable income of a nature and of an amount sufficient for these carried forward tax losses, capital allowances and investment tax allowances to be utilised respectively.

14 OTHER FINANCIAL ASSETS (OTHER INVESTMENTS)

During the financial year, the Group received a capital repayment on its investment in an unlisted company in the United States of America. A loss of RM3,642,000 arose on the amount not repaid.

15 INTANGIBLE ASSETS

Group	Goodwill RM'000	Film library & programme rights RM'000	Software costs RM'000	Remastering costs RM'000	Others RM'000	Total RM'000
At 1 February 2005						
Cost	445	746,985	129,746	31,774	2,750	911,700
Accumulated amortisation and impairment	(148)	(474,890)	(68,397)	–	(530)	(543,965)
Production in progress	–	2,352	–	–	–	2,352
Net book amount	297	274,447	61,349	31,774	2,220	370,087
Net book amount						
At 1 February 2005	297	274,447	61,349	31,774	2,220	370,087
Additions	48	150,743	67,852	–	23,737	242,380
Amortisation charge	–	(160,876)	(12,122)	–	(7,568)	(180,566)
Currency translation differences	–	(1,951)	(5)	(254)	(190)	(2,400)
Acquisition of subsidiaries	–	–	–	–	29,232	29,232
Transfers between classes	–	10,805	–	(10,805)	–	–
Transfers to property, plant & equipment	–	–	1,401	–	–	1,401
At 31 January 2006	345	273,168	118,475	20,715	47,431	460,134
At 31 January 2006						
Cost	345	869,451	199,065	20,715	55,408	1,144,984
Accumulated amortisation and impairment	–	(595,762)	(80,590)	–	(7,977)	(684,329)
Production in progress	–	(521)	–	–	–	(521)
Net book amount	345	273,168	118,475	20,715	47,431	460,134
Net book amount						
At 1 February 2006	345	273,168	118,475	20,715	47,431	460,134
Additions	–	215,917	28,830	–	–	244,747
Refund	–	–	–	(11,963)	–	(11,963)
Amortisation charge	–	(137,484)	(17,788)	–	(10,631)	(165,903)
Write-off	–	(2,532)	–	–	(6,347)	(8,879)
Currency translation differences	–	(18,509)	(32)	(634)	(1,189)	(20,364)
Transfers between classes	–	8,118	–	(8,118)	–	–
Transfers to property, plant & equipment	–	–	(23,744)	–	–	(23,744)
Other movements	–	(16,479)	–	–	–	(16,479)
At 31 January 2007	**345**	**322,199**	**105,741**	**–**	**29,264**	**457,549**
At 31 January 2007						
Cost	**345**	**965,341**	**188,340**	**–**	**44,564**	**1,198,590**
Accumulated amortisation and impairment	**–**	**(647,424)**	**(82,599)**	**–**	**(15,300)**	**(745,323)**
Production in progress	**–**	**4,282**	**–**	**–**	**–**	**4,282**
Net book amount	**345**	**322,199**	**105,741**	**–**	**29,264**	**457,549**

The amount of intangible assets which are pledged as security for bank financing facilities are disclosed in Note 21(d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- 31 January 2007

16 INVENTORIES

	2007 RM'000	2006 RM'000
At cost		
Set-top boxes	**44,775**	35,891
Tapes and other materials	**8,267**	9,896
Total inventories	**53,042**	45,787

The amount of inventories which are pledged as security for bank financing facilities are disclosed in Note 21(d).

17 RECEIVABLES AND PREPAYMENTS

	2007 RM'000	2006 RM'000
Trade receivables	**362,289**	346,682
Impairment of trade receivables	**(131,308)**	(99,353)
Trade receivables – net	**230,981**	247,329
Other receivables	**145,101**	109,986
Impairment of other receivables	**(864)**	(897)
Other receivables – net	**144,237**	109,089
Amounts due from associates	**3,181**	3,858
Amounts due from related parties	**37,632**	15,714
Total net receivables	**416,031**	375,990
Prepayments	**100,716**	105,726
	516,747	481,716

The amount of receivables which are pledged as security for the bank financing facilities are disclosed in Note 21(d). Credit terms of trade receivables range from zero to 60 days.

Concentrations of credit risk with respect to trade receivables are limited due to the Group's large number of customers. The Directors believe that there is no additional credit exposure above the amounts provided.

Total net receivables were denominated in the following currencies:

	2007 RM'000	2006 RM'000
Ringgit Malaysia	**294,675**	297,966
United States Dollar ("USD")	**54,752**	37,077
Hong Kong Dollar ("HKD")	**30,197**	8,479
Indian Rupee ("INR")	**22,243**	21,773
Others	**14,164**	10,695
	416,031	375,990

18 DERIVATIVE FINANCIAL INSTRUMENTS

	2007		2006	
	Assets RM'000	Liabilities RM'000	Assets RM'000	Liabilities RM'000
Interest-rate swaps – cash flow hedges	**12,008**	**–**	15,154	–

Interest-rate swap

The interest-rate swap contracts entitle the Company to receive interest at floating rates on notional principal amounts and oblige the Company to pay interest at fixed rates on the same amounts. The differences between fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amounts are exchanged at periodic intervals.

The notional principal amounts of the outstanding interest-rate swap contracts as at 31 January 2007 were RM525,375,000 (2006: RM843,525,000).

At 31 January 2007, fixed interest rates vary from 4.22% to 4.41% (2006: 4.04% to 4.41%) and the main floating rates are as per LIBOR.

The interest-rate swap contracts amounting to RM525,375,000 mature on 18 October 2011 (2006: RM140,587,500 and RM702,937,500 on 18 October 2010 and 18 October 2011 respectively).

19 CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	2007 RM'000	2006 RM'000
Deposits with licensed banks and financial institutions	**981,677**	756,951
Cash and bank balances	**93,988**	91,160
Cash and cash equivalents	**1,075,665**	848,111

The amount of deposits, cash and bank balances pledged as security for the bank financing facilities are disclosed in Note 21(d). Deposits of the Group have an average maturity of 13 days (2006: 35 days).

The effective interest rates per annum for deposits as at the end of the financial year are between 2.4% to 5.2% (2006: 1.5% to 4.3%).

Deposits, cash and bank balances are denominated in the following currencies:

	2007 RM'000	2006 RM'000
RM	**936,514**	743,386
USD	**103,842**	85,881
HKD	**33,751**	16,325
Others	**1,558**	2,519
	1,075,665	848,111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- 31 January 2007

20 PAYABLES

	2007 RM'000	2006 RM'000
Current		
Trade payables and accruals	**402,218**	321,789
Other payables and accruals	**395,572**	296,896
Amounts due to associates	**34**	–
Amounts due to related parties	**33,376**	22,436
Unearned revenue	**100,887**	100,729
	932,087	741,850
Non-current		
Trade payables and accruals	**191,603**	239,768
Amounts due to associates	**325**	348
Amounts due to related parties	**13,320**	8,183
	205,248	248,299

Credit terms granted by vendors generally range from zero to 90 days. Vendors of set-top boxes have granted extended payment terms of 12 months and 24 months ("vendor financing") on a letter of credit basis to the Group as set out below:

(i) Interest charged for 12 months vendor financing terms is at the twelve-month USD LIBOR calculated at 335 days from invoice date and/or the twelve-month Singapore Inter Bank Offer Rate ("SIBOR") + 1.5% per annum calculated at 360 days from delivery date.

(ii) Interest charged for 24 months vendor financing terms is at two year USD swap rate calculated at 700 days from invoice date and/or twenty-four month SIBOR (as defined in the agreement) + 1.5% per annum calculated at 725 days from delivery date.

The effective interest rates at the end of the financial year range between 2.7% and 6.7% (2006: 2.7% and 6.4%) per annum.

Total payables (excluding unearned revenue) were denominated in the following currencies:

	2007 RM'000	2006 RM'000
RM	**487,497**	454,768
USD	**256,863**	280,394
INR	**246,748**	122,043
EURO	**18,294**	8,053
HKD	**12,046**	10,384
Others	**15,000**	13,778
	1,036,448	889,420

21 BORROWINGS (INTEREST BEARING, SECURED)

		2007 RM'000	2006 RM'000
Current			
Bank loan	(a)	**1,825**	1,956
Finance lease liabilities (not later than 1 year)	(b)	**26,484**	32,493
		28,309	34,449
Non-Current			
Finance lease liabilities (later than 1 year but not more than 5 years)	(b)	**-**	26,484
Total borrowings		**28,309**	60,933
Total borrowings are denominated in the following currencies:			
RM		**26,484**	58,977
Others		**1,825**	1,956
		28,309	60,933

The effective interest rates per annum of the borrowings as at the end of the financial year are 9.1% (2006: 8.0%) and 9.7% (2006: 9.7%) for the bank loan and finance lease respectively.

(a) Bank loan

A standby letter of credit which is valid from 2 May 2005 to 2 April 2008 has been provided as security for the bank loan.

(b) Finance lease liabilities

These represent amounts owing to MEASAT Satellite Systems Sdn. Bhd. ("MSS"), a related party, for the leasing of transponders on the Malaysia East Asia Satellite 1 ("M1").

The transponder lease rental payments are payable quarterly in advance over the term of 11.5 years, which commenced on 1 May 1996.

The following is a summary of the minimum lease payments:

	2007 RM'000	2006 RM'000
Lease rental obligations		
Minimum lease payments:		
Not later than 1 year	**27,772**	37,029
Later than 1 year and not more than 5 years	**-**	27,775
	27,772	64,804
Future finance charges on finance lease	**(1,288)**	(5,827)
Present value of lease rental obligation	**26,484**	58,977

One of the five transponders leased on M1 is rent free until revenue is generated from commercial use of that transponder, whereupon the rental will be mutually agreed based on prevailing market rates, prorated according to transponder capacity utilised.

The finance lease liabilities are effectively secured as the rights of the leased asset revert to the lessor in the event of default.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- 31 January 2007

21 BORROWINGS (INTEREST BEARING, SECURED) (CONT'D.)

(c) USD300 million Guaranteed Term and Revolving facilities

The Company entered into a USD300 million Guaranteed Term and Revolving Facilities Agreement dated 18 October 2004 arranged by Citibank Malaysia (L) Limited and DBS Bank Limited. The facilities which comprise Tranche A (USD150 million), Tranche B (USD75 million) and Tranche C (USD75 million), are guaranteed by MEASAT Broadcast Network Systems Sdn Bhd and Airtime Management and Programming Sdn Bhd and can be used to reimburse debt settlement and/or to finance general corporate purposes and working capital of the Company and its subsidiaries. As at 31 January 2007, the Company has not drawn on the facilities. On 18 April 2007, Tranche A of the facilities has lapsed.

(d) RM500.0 million term loan facility with bank guarantee sub-limit of RM100.0 million ("BPI Facility")

On 13 March 2006, the Group issued a notice to Bank Pembangunan Malaysia Bhd ("BPI") to cancel the BPI Facility with immediate effect. Further to the early settlement and cancellation of the BPI Facility, BPI on 28 June 2006, released the Group from all liabilities and obligations as set out in the relevant facility agreement and security documents and the securities have been fully discharged as of 2 November 2006.

Securities for BPI Facility

The amount of assets pledged is as follows:

	2007 RM'000	2006 RM'000
Property, plant and equipment	–	214,763
Subsidiaries	–	10,000
Intangible assets	–	147,821
Inventories	–	43,692
Receivables and prepayments	–	615,558
Deposits, cash and bank balances	–	188,957
	–	1,220,791

No other deposits have been pledged to secure bank borrowings or facilities as at 31 January 2007 and 31 January 2006, other than as disclosed above.

22 SHARE CAPITAL

	2007 RM'000	2006 RM'000
Authorised		
Ordinary shares of 10p each		
At beginning/end of financial year (3,000,000,000 ordinary shares)	**1,851,000**	1,851,000
Redeemable preference shares ("RPS") and redeemable convertible preference shares ("RCPS")		
RPS of GBP1.00 each (49,998 RPS)	**299**	299
Series I RCPS of 1p each (53,947,368 RCPS)	**3,296**	3,296
Series II RCPS of 1p each (103,947,368 RCPS)	**6,352**	6,352
	9,947	9,947

22 SHARE CAPITAL (CONT'D.)

	2007 RM'000	2006 RM'000
Issued and fully paid		
Ordinary shares of 10p each		
At beginning of financial year (1,927,332,461 (2006: 1,922,449,361) ordinary shares)	**1,195,432**	1,192,173
Shares issued pursuant to exercise of share options (5,443,700 (2006: 4,883,100) ordinary shares)	**3,762**	3,259
At end of financial year (1,932,776,161 (2006: 1,927,332,461) ordinary shares)	**1,199,194**	1,195,432

The issue of shares related to amounts issued through the employee share option schemes for a cash consideration of RM20,381,000 (2006: RM17,929,000).

23 SHARE-BASED PAYMENT

2003 Employee Share Option Scheme ("ESOS") and 2003 Management Share Incentive Scheme ("MSIS") (collectively the "Schemes")

The Company's ESOS and MSIS came into effect on 22 October 2003 for a period of 10 years. These Schemes are governed by the 2003 Bye-Laws, which were approved by the Board of Directors and Shareholders of the Company on 29 September 2003.

The main features of the ESOS and MSIS are as follows:

- The total number of shares which may be issued by the Company shall not exceed in aggregate 10% of the Company's issued and fully paid share capital at any time during the existence of these Schemes.
- The total number of shares which may be issued under options granted under these Schemes to executive Directors and members of senior management of the Company and its subsidiaries shall not exceed in aggregate 50% of the shares available under these Schemes.
- The total number of shares which may be issued under options granted under these Schemes to any employee who, either singly or collectively through his/her associates, holds 20% or more in the issued and fully paid share capital of the Company shall not exceed in aggregate 10% of the shares available under these Schemes.
- Subject to the discretion of the Board, any employee (including an executive director) shall be eligible to participate in the ESOS.
- The option price under the ESOS and MSIS initial grant is the price at which a share was subscribed for by a retail investor under the IPO.
- The option price under the ESOS and MSIS for any subsequent grant, is the weighted average of the market price quotation of shares for the five market days immediately preceding the date on which the option is granted less, if the Board of Directors shall so determine at their discretion from time to time, a discount of not more than 10% or the par value of a share, whichever is higher.
- Details of the share option eligibility criteria may be obtained by the employees from the Human Resource Division.
- No option shall be granted pursuant to these Schemes on or after the tenth anniversary of the date on which these Schemes shall become effective, and no awards granted prior to such tenth anniversary may extend beyond that.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- 31 January 2007

23 SHARE-BASED PAYMENT (CONT'D.)

2003 Employee Share Option Scheme ("ESOS") and 2003 Management Share Incentive Scheme ("MSIS") (collectively the "Schemes") (cont'd.)

The movement of the number of share options outstanding and their related weighted average exercise prices are as follows:

	2007		2006	
	Average exercise price per share RM	Number of options	Average exercise price per share RM	Number of options
Group and Company				
ESOS				
At beginning of financial year	**4.40**	**50,834,800**	3.77	24,618,900
Granted	**4.43**	**34,768,450**	4.73	34,970,300
Lapsed	**4.65**	**(5,446,200)**	4.44	(3,871,300)
Exercised	**3.74**	**(5,443,700)**	3.67	(4,883,100)
At end of financial year	**4.44**	**74,713,350**	4.40	50,834,800
Group and Company				
MSIS				
At beginning of financial year	**3.72**	**7,933,400**	3.72	8,023,400
Granted	**–**	**–**	–	–
Lapsed	**4.10**	**(90,000)**	4.56	(90,000)
Exercised	**–**	**–**	–	–
At end of financial year	**3.72**	**7,843,400**	3.72	7,933,400

ESOS

The share options granted give the option holders the right to purchase the shares of the Company and will expire on 21 October 2013. The share options vest over a period of 3 years from the date of grant, whereby one third of the options granted will vest each year. The weighted average share price of the ESOS exercised during the financial year was RM4.93 (2006: RM5.43).

The options over ordinary shares of the Company outstanding under the ESOS as at end of financial years, consist of the following:

Date granted	Exercise price RM	Vesting period	Number of options over ordinary shares 2007	2006
22 October 2003	3.65	22 October 2004- 2006	**10,312,200**	15,470,000
30 January 2004	3.96	30 January 2005 - 2007	**259,200**	331,400
30 April 2004	4.75	30 April 2005 - 2007	**622,900**	826,100
19 May 2004	4.40	19 May 2005 - 2007	**498,800**	498,800
30 July 2004	4.10	30 July 2005 - 2007	**299,300**	420,500
30 October 2004	4.59	30 October 2005 - 2007	**277,100**	356,000
30 January 2005	5.13	30 January 2006 - 2008	**228,900**	265,500
11 March 2005	4.80	11 March 2006 - 2008	**752,000**	752,000
1 April 2005	4.70	1 April 2006 - 2008	**23,563,800**	26,483,200
30 April 2005	4.76	30 April 2006 - 2008	**1,590,900**	1,872,200
1 August 2005	5.13	1 August 2006 - 2008	**1,107,200**	1,753,000
24 October 2005	4.78	24 October 2006 - 2008	**20,000**	20,000
30 October 2005	4.78	30 October 2006 - 2008	**1,138,800**	1,786,100
31 January 2006	4.40	31 January 2007 - 2009	**843,700**	–
30 April 2006	4.13	30 April 2007 - 2009	**1,583,750**	–
8 May 2006	4.17	8 May 2007 - 2009	**720,000**	–
30 July 2006	4.22	30 July 2007 - 2009	**2,202,800**	–
1 November 2006	4.48	1 November 2007 - 2009	**28,692,000**	–
			74,713,350	50,834,800

23 SHARE-BASED PAYMENT (CONT'D.)

2003 Employee Share Option Scheme ("ESOS") and 2003 Management Share Incentive Scheme ("MSIS") (collectively the "Schemes") (cont'd.)

MSIS

The share options granted give the option holders the right to purchase the shares of the Company and will expire on 21 October 2013. A substantial number of the shares options vested on 30 April 2007, and are exercisable from 22 October 2007.

The options over ordinary shares of the Company outstanding under the MSIS as at end of financial years, consist of the following:

Date granted	Exercise price RM	Vesting period	Number of options over ordinary shares 2007	2006
22 October 2003	3.65	30 April 2007	**7,277,500**	7,277,500
30 April 2004	4.75	30 April 2007	**395,900**	395,900
30 July 2004	4.10	30 April 2007	**90,000**	180,000
30 October 2004	4.59	30 April 2007	**80,000**	80,000
			7,843,400	7,933,400

The Group incurred a charge of RM23,060,000 (2006: RM30,855,000) in respect of share-based payments to eligible employees within the Group. Included in this amount was the Parent Company's charge of RM3,330,000 (2006: RM3,798,000). The remaining amount of RM19,730,000 (2006: RM27,057,000) was recharged to respective subsidiaries within the Group.

Out of the 82,556,750 outstanding options (2006: 58,768,200 options), 21,284,440 options (2006: 8,757,400 options) were exercisable. Options exercised in 2007 resulted in 5,443,700 shares (2006: 4,883,100 shares) being issued at an average cost of RM3.74 (2006: RM3.67) each. The related weighted average price at the time of exercise was RM4.93 (2006: RM5.43) per share.

The weighted average fair value of options granted during the period determined using the Binomial valuation model was RM1.18 (2006: RM1.40) each. The significant inputs into the model included the weighted average share price of RM4.94 (2006: RM5.26) at the grant date, average risk-free interest rate of 4.35%, weighted average expected dividend yield of 2.13%, exercise prices shown above and standard deviation of expected share price returns of 19.3%. The volatility measured at a standard deviation of expected share price returns is based on statistical analysis of weekly closing share prices from 31 October 2003 to 30 November 2006.

Options granted under the ESOS and MSIS schemes do not carry any dividend or voting rights prior to the exercise of the options and will be subject to the provisions of the Memorandum and Articles of Association. Upon the exercise of the options, shares issued shall rank pari passu in all respects with existing ordinary shares of the Company.

24 SHARE PREMIUM

	2007 RM'000	2006 RM'000
Premium on ordinary shares of 10p each		
At beginning of financial year	**11,024**	2,118,942
Premium on issuance of ordinary shares:		
– pursuant to exercise of share options	**16,619**	14,670
Transfer to reserve upon cancellation	**–**	(2,122,588)
At end of financial year	**27,643**	11,024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- 31 January 2007

24 SHARE PREMIUM (CONT'D.)

On 24 August 2005, the High Court of Justice in England and Wales granted the Order confirming the cancellation of the share premium and accordingly, the amount of RM2,122,588,000 standing to the credit of the share premium account was transferred to the Company's distributable reserve.

The Company provided an undertaking to the Court not to make any distributions until the amount owing to non-consenting creditors and other liabilities as at 31 August 2005 were settled. As at 1 December 2005, the amounts owing to non-consenting creditors and other liabilities have been settled and the cancellation took effect on 31 August 2005 when the Order was registered at the Registrar of Companies of England and Wales.

25 MERGER RESERVE

The merger reserve arose from the Company's business combination with ASTRO Overseas Limited ("AOL") prior to the introduction of IFRS 3 – 'Business Combinations'. The merger reserve represents the excess of the value of the share capital of AOL acquired of RM1,242,875,000 over the nominal value of shares of the Company being issued of RM724,429,000.

26 MINORITY INTERESTS

	2007 RM'000	2006 RM'000
At beginning of financial year	**14,457**	31
Share of net losses	**(9,168)**	(7,256)
Dilution of equity interest in a subsidiary	**233**	15,400
Acquisition of a subsidiary	**–**	6,282
At end of financial year	**5,522**	14,457

Minority shareholders share their losses in the subsidiaries up to the amount invested. The minority shareholders' share of losses exceeding the amount invested amounted to:

	2007 RM'000	2006 RM'000
Group's reversal of losses for the financial year not recognised	**(203)**	(404)
Cumulative Group's share of results not recognised	**(617)**	(414)

27 NON-CASH TRANSACTIONS

For the purpose of the cash flow statement, the principal non-cash transactions are as follows:

Financial year ended 31 January 2007

(a) Advertising airtime sales in exchange for consumable items of RM1,170,000 and subsequent settlement of liabilities using these consumable items.

Financial year ended 31 January 2006

(a) Consumable items of RM2,418,000 and subsequent settlement of liabilities using these consumable items.

(b) Acquisition of business (Goal TV Asia Limited) for RM20,562,000 and subsidiary (Plus Interactive Asia Limited) for RM6,281,000.

28 FINANCIAL INSTRUMENTS

(a) Credit risk

The Group has no significant concentration of credit risk. A majority of the Group's deposits are placed with major financial institutions in Malaysia.

(b) Fair values

The carrying amounts of the Group's financial assets and liabilities at the balance sheet date approximate their fair values except as set out below:

	2007		2006	
	Carrying amounts RM'000	Fair value RM'000	Carrying amounts RM'000	Fair value RM'000
Fixed rate financial liabilities which are denominated in RM				
Finance lease facilities	**26,484**	**26,484**	58,977	63,076

The interest on non-current payables are charged on a floating rate basis and hence the carrying amounts approximate their fair values at the respective balance sheet dates.

The maturity profile of the Group's financial liabilities (borrowings and payables, excluding unearned revenue) is as follows:

	2007 RM'000	2006 RM'000
Not later than 1 year	**859,509**	675,570
Later than 1 year and not more than 5 years	**205,248**	274,783
	1,064,757	950,353

(c) Interest rate risk

The interest rate risk and currency profile of the Group's financial assets are as follows:

Group	2007			2006		
Currency	Fixed rate* RM'000	No interest rate** RM'000	Total RM'000	Fixed rate* RM'000	No interest rate** RM'000	Total RM'000
RM	**890,431**	**340,758**	**1,231,189**	695,687	345,666	1,041,353
USD	**90,788**	**67,806**	**158,594**	59,765	63,387	123,152
HKD	**–**	**63,948**	**63,948**	–	24,804	24,804
Others	**458**	**37,507**	**37,965**	1,499	33,293	34,792
	981,677	**510,019**	**1,491,696**	756,951	467,150	1,224,101

* *The financial assets of the Group which earn interest are made up of debtors and deposits with licensed banks and financial institutions.*

** *The financial assets of the Group which do not earn interest are principally debtors.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- 31 January 2007

29 SIGNIFICANT RELATED PARTY DISCLOSURES

The Group has a number of related party transactions and the Group's policy is, where practicable, to agree terms with the related parties which are similar to those that would be available if the transaction was contracted with a third party.

The Group has entered into a variety of related party transactions with companies directly or indirectly controlled by or associated with Usaha Tegas Sdn. Bhd. ("UTSB") as well as companies or entities directly or indirectly controlled by or associated with Ananda Krishnan Tatparanandam or in which he is deemed to have an interest, both of whom are deemed substantial shareholders of the Company. UTSB is ultimately controlled by the trustee of a discretionary trust, the beneficiaries of which are members of the family of Ananda Krishnan Tatparanandam and foundations including those for charitable purposes ("the Trust").

The principal companies associated with UTSB are Tanjong Public Limited Company ("Tanjong") and Maxis Communications Berhad ("Maxis"). MAI Holdings Sdn. Bhd. is ultimately controlled by Ananda Krishnan Tatparanandam.

Related parties	**Relationship**
Kristal-Astro	Associate of the Company
Maxis Broadband Sdn. Bhd.	Subsidiary of Maxis
Malaysian Mobile Services Sdn. Bhd.	Subsidiary of Maxis
UTSB Management Sdn. Bhd.	Subsidiary of UTSB
SRG Asia Pacific Sdn. Bhd.	Subsidiary of UTSB
Bonuskad Loyalty Sdn. Bhd.	Associate of UTSB
MEASAT Satellite Systems Sdn. Bhd.	Subsidiary of MAI Holdings Sdn. Bhd.
Yes TV	Yes TV is a substantial shareholder of two subsidiaries in the Group. Two of Yes TV's directors are also directors in these subsidiaries.
Valuelabs	A director of a subsidiary of the Company within the past 12 months is also a partner of Valuelabs.

The following significant transactions were carried out with related parties:

(a) Sales of goods and services

	2007 RM'000	**2006 RM'000**
Malaysian Mobile Services Sdn. Bhd. (Multimedia and interactive sales and other services)	**11,582**	6,934
Maxis Broadband Sdn. Bhd. (Multimedia and interactive sales and other services)	**2,888**	2,840
Kristal-Astro (Set-top box sales, sales of programme rights, technical support and other services)	**9,067**	6,041

29 SIGNIFICANT RELATED PARTY DISCLOSURES (CONT'D.)

(b) Purchases of goods and services

	2007 RM'000	2006 RM'000
UTSB Management Sdn. Bhd. (Personnel, strategic, consultancy and support services)	**15,076**	14,156
Yes TV (Personnel, strategic, consultancy and support services)	**6,763**	1,304
Valuelabs (Personnel, strategic, consultancy and support services)	**6,134**	6,789
Maxis Broadband Sdn. Bhd. (Telecommunication services and other charges)	**10,070**	7,015
SRG Asia Pacific Sdn. Bhd. (Interaction call center services)	**10,725**	1,976
MEASAT Satellite Systems Sdn. Bhd. ("MSS") (Expenses and payment related to finance lease, rental and other charges)	**26,666**	17,552

Interaction call centre services

Interaction call centre services are charged based on terms and conditions negotiated and agreed by the parties.

Expenses related to finance leases

The amounts payable to MSS represent interest, executory and related costs arising from the lease of the transponders from MSS (refer to Note 21(b)).

(c) Others

	2007 RM'000	2006 RM'000
MEASAT Satellite Systems Sdn. Bhd. (Deposit and advance payment for lease of satellite transponders)	**31,994**	–

(d) Year end balances arising from significant sales/purchases of goods and services

Receivable from related parties

	2007	2006
Malaysian Mobile Services Sdn. Bhd.	**8,166**	5,034
Maxis Broadband Sdn. Bhd.	**1,274**	1,983
Kristal-Astro	**2,436**	3,668

Payable to related parties

	2007	2006
UTSB Management Sdn. Bhd.	**3,017**	12,142
Yes TV	**31**	674
Maxis Broadband Sdn. Bhd.	**2,568**	1,359
SRG Asia Pacific Sdn. Bhd.	**3,025**	696
MEASAT Satellite Systems Sdn. Bhd.	**3,954**	3,138

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- 31 January 2007

29 SIGNIFICANT RELATED PARTY DISCLOSURES (CONT'D.)

(e) Key management personnel's remuneration and emoluments excluding Directors:

	2007 RM'000	2006 RM'000
Salaries and short term employee benefits	**10,433**	10,469
Defined contribution plan	**576**	234
Share-based payments	**602**	1,169
	11,611	11,872

Key management personnel comprise of members of the senior management team who are directly responsible for the financial and operating policies and decisions of the Group and Company.

Directors' remuneration and emoluments are disclosed in Note 4.

30 COMMITMENTS

(a) Capital commitments

Capital commitments contracted for at the balance sheet date but not recognised in the financial statements are as follows:

	2007 RM'000	2006 RM'000
Capital expenditure	**43,004**	34,031
Investment in an associate	**17,351**	18,706
Advances to associates	**–**	2,538
	60,355	55,275

Capital commitment for investment in an associate

The capital commitment for investment in TVB Publishing Holding Limited ("TVBPH") relates to the remaining payment for uncalled ordinary share capital following the acquisition on 20 August 2003 of an additional 10% of the issued ordinary share capital (of which 7.9% has been fully paid) ("Uncalled Shares"). These payments are to be settled in four tranches of HKD9,675,000 each, two of which were due for payment on 30 September 2004 and another two on 30 June 2005. As at 31 January 2007, the Group was negotiating for the deferment of the payments.

The Uncalled Shares rank pari passu in all respect with the existing shares except that the Uncalled Shares shall be credited when paid and voting rights shall accrue in proportion to the amounts paid and dividends shall be apportioned and paid pro-rata according to the amounts paid on the Uncalled Shares. The shareholding in TVBPH will increase from 26.3% (2006: 26.3%) to 30.0% upon the full payment of the Uncalled Shares.

(b) Programming commitments

The Group has the following contracted film library and programme rights at the balance sheet date which has not been recognised in the financial statements:

	2007 RM'000	2006 RM'000
Film library and programme rights	**174,363**	107,955

30 COMMITMENTS (CONT'D.)

(c) Operating lease commitments (non-cancellable)

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2007 RM'000	2006 RM'000
Not later than 1 year	**5,774**	434
Later than 1 year and not more than 5 years	**6,632**	9,580
Later than 5 years	**11,054**	12,527
	23,460	22,541

31 CONTINGENT LIABILITIES

The Group have provided guarantees to third parties amounting to RM33,367,000 (2006: RM27,216,000), of which RM30,986,000 was in respect of working capital facilities secured by associates and RM2,381,000 in respect of licence fees in subsidiaries.

32 SIGNIFICANT POST BALANCE SHEET EVENTS

Participation in multi-channel digital satellite pay television in India

Subsequent to the year-end, the Group on 5 April 2007, has agreed to participate in a joint-venture for the provision of Direct-to-Home ("DTH") digital satellite television services in India, with Kalanithi Maran, Promoter and Chairman of Sun Network including the flagship company Sun TV Network Limited and Kavery Kalanithi, collectively referred to as the "Maran Group". The proposal will be subject to approval of ASTRO's shareholders and fulfilment of certain other mutually agreed conditions.

Under the proposed transaction, South Asia Entertainment Holdings Limited, a wholly owned subsidiary within the Group, will invest up to USD166 million by subscribing for new shares representing 20% of the enlarged capital of Sun Direct TV Private Limited ("Sun Direct"), a company incorporated in India with a license to provide DTH television services across the country. The Maran Group will hold an 80% interest in Sun Direct.

33 SUBSIDIARIES

All of the subsidiaries have been included in the consolidated financial statements. Details of principal subsidiaries are shown below:

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2007 %	Effective interest 2006 %	Principal activities
Directly held by the Company					
ASTRO Overseas Limited ("AOL")	Bermuda	Ordinary	**100**	100	Investment holding
MEASAT Broadcast Network Systems Sdn. Bhd. ("MBNS")	Malaysia	Ordinary	**100**	100	Providing Direct-to-Home satellite broadcasting services
MEASAT Publications Sdn. Bhd. ("MPUB")	Malaysia	Ordinary	**100**	100	Magazine publication and distribution
ASTRO Productions Sdn. Bhd. ("APRD")	Malaysia	Ordinary	**100**	100	Production and distribution of television drama programmes
ASTRO Shaw Sdn. Bhd. ("ASSB")	Malaysia	Ordinary	**100**	100	Production and distribution of films
MBNS Multimedia Technologies Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Research and development of multimedia related technologies

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
- 31 January 2007

33 SUBSIDIARIES (CONT'D.)

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2007 %	2006 %	Principal activities
Directly held by the Company (Cont'd.)					
Multimedia Interactive Technologies Sdn. Bhd. ("MMIT")	Malaysia	Ordinary	**100**	100	Development and licensing of multimedia and interactive applications
Maestro Talent and Management Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Development and management of new talent in entertainment and broadcast industry and music recording
Radio Advertising and Programming Systems Sdn. Bhd. (In Member's Voluntary Winding-Up) (7)	Malaysia	Ordinary	**100**	100	Investment holding
MEASAT Radio Communications Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Operation of commercial radio broadcasting stations
Maestra Broadcast Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Operation of commercial radio broadcasting stations
Hotspotz.Com Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Multimedia and interactive advertising
Airtime Management and Programming Sdn. Bhd. ("AMP")	Malaysia	Ordinary	**100**	100	Management of commercial radio broadcasting stations, content and programming provider and provision of multimedia and advertising agency services
Radio Lebuhraya Sdn. Bhd. ("RLSB")	Malaysia	Ordinary	**100**	100	Establish, operate and maintain a radio broadcasting station
Subsidiaries held by AOL					
Asia Company No. 1 Limited (Dissolved on 1 March 2006) ("ACNL") (2)	Bermuda	Ordinary	**–**	100	Investment holding
All Asia Radio Technologies Limited ("AART")	Hong Kong	Ordinary	**100**	100	Investment holding and engaging in radio broadcasting and provision of programming, operation of radio stations, airtime sales and marketing and its related activities.
ASTRO All Asia Entertainment Networks Limited ("AAAE")	Hong Kong	Ordinary	**100**	100	Investment holding

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- 31 January 2007

33 SUBSIDIARIES (CONT'D.)

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2007 %	Effective interest 2006 %	Principal activities
Subsidiaries held by AOL (Cont'd.)					
ASTRO Nusantara International B.V.	Netherlands	Ordinary	**100**	100	Investment holding
ASTRO Nusantara Holdings B.V.	Netherlands	Ordinary	**100**	100	Investment holding
All Asia Interactive Technologies (BVI) Ltd ("AAIT")	BVI	Ordinary	**100**	100	Investment holding
ASTRO (Brunei) Sdn. Bhd. ("ABSB") (3)	Malaysia	Ordinary	**100**	100	Investment holding
MEASAT Broadcast Network Systems (BVI) Ltd (3)	BVI	Ordinary	**100**	100	Investment holding
East Asia Entertainment (BVI) Ltd ("EAE") (3)	BVI	Ordinary	**100**	100	Investment holding
Digital Software Exports Ltd ("DSEL") (3)	Mauritius	Ordinary	**100**	100	Investment holding
ASTRO E.Com Ltd ("AECL") (3)	Mauritius	Ordinary	**100**	100	Investment holding
South Asia Software Technologies Ltd ("SAST") (formerly known as South Asia Radio Holdings Ltd) (3)	Mauritius	Ordinary	**100**	100	Investment holding
Philippine Animation N.V. ("PANV") (3)	Netherlands Antilles	Ordinary	**100**	100	Investment holding
All Asia Multimedia Networks FZ-LLC	United Arab Emirates	Ordinary	**100**	–	Development and supply of multimedia products and services
South Asia Entertainment Holdings Ltd	Mauritius	Ordinary	**100**	–	Investment holding
Subsidiary held by MBNS					
MEASAT Digicast Sdn. Bhd. ("Digicast")	Malaysia	Ordinary	**100**	100	Letting of property and related services
Subsidiary held by APRD					
Nusantara Seni Karya Sdn. Bhd.	Malaysia	Ordinary	**100**	–	Production and distribution of specialised products

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- 31 January 2007

33 SUBSIDIARIES (CONT'D.)

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2007 %	Effective interest 2006 %	Principal activities
Subsidiary held by ASSB					
Tayangan Unggul Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Film production, acquisition, commissioning and distribution
Nusantara Films Sdn. Bhd.	Malaysia	Ordinary	**100**	–	Production, acquisition, commissioning and distribution of films
Subsidiaries held by AMP					
DVR Player.Com Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Provision of radio services via internet
MAMBO Networks Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Provision of multimedia and interactive services and products
Subsidiary held by SAST					
Airtime Marketing & Sales India Private Limited	India	Equity	**74**	74	Provision of consultancy, support services and studio facilities in the media sector
Subsidiary held by AECL and DSEL					
ASTRO Network India Private Limited ("ASTRO Network India")[1]	India	Equity	**74**	74	Internet service provider business
Subsidiary held by EAE					
Celestial Entertainment Holdings Limited ("CEHL")	Hong Kong	Ordinary	**100**	100	Investment holding
Subsidiary held by CEHL					
Celestial Pictures Limited ("CPL")	Hong Kong	Ordinary	**100**	100	Film licensing and distribution
Subsidiaries held by CPL					
Celestial Movie Channel Limited ("CMCL")	Hong Kong	Ordinary	**100**	100	Distribution of movie channel
Celestial Filmed Entertainment Limited ("CFEL")	Hong Kong	Ordinary	**100**	100	Film licensing and distribution
Celestial Enterprises Limited ("CEL")	Hong Kong	Ordinary	**100**	100	Provision, licensing and distribution of television programme and channel
Celestial Productions Limited ("CPRL")[4]	Hong Kong	Ordinary	**100**	100	Film licensing and distribution

33 SUBSIDIARIES (CONT'D.)

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2007 %	2006 %	Principal activities
Subsidiaries held by CMCL					
Tian Ying Movie Channel Limited	Hong Kong	Ordinary	**100**	100	Distribution of movie channel
Celestial Television Networks Limited	United Kingdom	Ordinary	**100**	100	Distribution of movie channel
Subsidiaries held by CFEL					
Celestial Filmed Entertainment Inc	United States of America	Common stock	**100**	100	Film licensing and distribution
Subsidiaries held by CEL					
Beijing Celestial Channel Consulting Limited	The People's Republic of China	Ordinary	**100**	100	Provision of marketing and consulting services
Global Entertainment and Management Systems (BVI) Ltd ("GEMS")[4]	BVI	Ordinary	**100**	100	Investment holding
Subsidiaries held by PANV					
Philippine Animation Studio, Inc	Philippines	Ordinary	**95.45**	95.45	Producing, processing and exporting animated motion pictures and related products and providing allied services
Pacific Digital Animation N.V. ("PDA")	Netherlands Antilles	Ordinary	**100**	100	Studio management and holder of film properties rights
Pacific Digital Inc	Philippines	Ordinary	**100**	100	Producing, processing and exporting animation films and related products and providing allied services
Subsidiary held by AAIT					
Plus Interactive Asia Limited	Hong Kong	Ordinary	**75**	75	Aggregation and distribution of content over broadband, providing web portal outsourcing services and providing consultancy services

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

- 31 January 2007

33 SUBSIDIARIES (CONT'D.)

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2007 %	Effective interest 2006 %	Principal activities
Subsidiaries held by AAAE					
ASTRO Awani Network Ltd ("Awani") (formerly known as ASTRO Broadcast Corporation Ltd) [5]	Mauritius	Ordinary	**80**	100	Creation, production, acquisition, aggregation and syndication digital multimedia programming content in the form of television and radio programmes and channels for distribution across Asia Pacific markets
ASTRO Ceria Network (BVI) Ltd (formerly known as All Asia Programming Systems (BVI) Ltd)	BVI	Ordinary	**100**	100	Content creation and aggregation of kids channel
ASTRO Aruna Network (BVI) Ltd (formerly known as All Asia Broadcast Networks Ltd)	BVI	Ordinary	**100**	100	Content creation and aggregation of sinetron channel
ASTRO Kirana Network (BVI) Ltd (formerly known as ASTRO Asia Pacific Broadcast Ltd)	BVI	Ordinary	**100**	100	Content creation and aggregation of movie channel
ASTRO Xpresi Network (BVI) Ltd (formerly known as All Asia Television Broadcast (BVI) Ltd)	BVI	Ordinary	**100**	100	Content creation and aggregation of music/lifestyle channel
Global Sports Entertainment S.à r.l. ("GSE") [6]	Luxembourg	Ordinary	**100**	100	Investment holding
Goal TV Asia Limited ("Goal TV") [6]	Mauritius	Ordinary	**51**	51	Channel licensing and distribution
ASTRO Entertainment Sdn. Bhd.	Malaysia	Ordinary	**100**	–	Creation, aggregation and distribution of content
Subsidiary held by PDA					
Philippine Animators Group, Inc	Philippines	Ordinary	**100**	100	Producing, processing and distributing animation films and related products and providing allied services

33 SUBSIDIARIES (CONT'D.)

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2007 %	2006 %	Principal activities
Subsidiary held by AART					
East Asia Radio Technologies Limited	Hong Kong	Ordinary	**100**	100	Designing, producing and disseminating advertisements and acting as advertising sales agent
Nusantara Radio Holdings Limited	Hong Kong	Ordinary	**100**	–	Investment holding
South Asia Multimedia Technologies Ltd	Mauritius	Ordinary	**100**	–	Investment holding

(1) Deemed effective interest via DSEL's 49% equity interest in ASTRO Network India and AECL's 49% direct equity interest in ASTRO E.Com India Private Limited, which holds 51% equity interest in ASTRO Network India.

(2) ACNL commenced a member's voluntary winding-up on 7 December 2005. On 1 March 2006, it was dissolved pursuant to section 213 of the Companies Act, 1981 of Bermuda.

(3) Pursuant to a distribution in specie of ACNL's surplus assets by appointed liquidator, the wholly-owned subsidiaries of ACNL were transferred to its immediate holding company, AOL on 19 January 2006 (for ABSB) and 26 January 2006 (for the remaining subsidiaries).

(4) Pursuant to an internal reorganisation to re-align CPL's lines of business to allow for greater operational efficiency, the following wholly-owned subsidiaries of the Company were transferred within the Group:

Name of Subsidiary	Transfer from	Transfer to	Date of Transfer
GEMS	CPL	CEL	31 October 2005
CPRL	CFEL	CPL	31 October 2005
Tian Ying Filmed Entertainment Ltd	CMCL	CPRL	13 January 2006

(5) Awani was transferred from ACNL to AAAE on 14 November 2005 pursuant to an internal reorganisation.

(6) The following subsidiaries were transferred within the Group as part of ASTRO Group's internal restructuring plan, gearing towards the consolidation of investments in international content development and aggregation of business:

Name of Subsidiary	Transfer from	Transfer to	Date of Transfer
Goal TV	AOL	AAAE	31 March 2006
GSE	AOL	AAAE	31 March 2006

(7) On 5 January 2006, RAPS commenced a member's voluntary winding up.

Company Financial Statements

COMPANY INCOME STATEMENT FOR THE FINANCIAL YEAR ENDED 31 JANUARY 2007

	Note	2007 RM'000	2006 RM'000
Revenue	(i)	**165,292**	130,695
Cost of sales		**–**	–
Gross Profit		**165,292**	130,695
Other operating income		**2**	–
Marketing and distribution costs		**(8,998)**	(6,974)
Administrative expenses		**(48,871)**	(38,735)
Operating profit	(ii)	**107,425**	84,986
Finance costs	(v)	**(3,081)**	(3,578)
Finance income	(v)	**51,859**	23,537
Profit before taxation		**156,203**	104,945
Taxation	(vi)	**(6,102)**	780
Profit after taxation		**150,101**	105,725

COMPANY FINANCIAL STATEMENTS

COMPANY BALANCE SHEET AS AT 31 JANUARY 2007

	Note	2007 RM'000	2006 RM'000
ASSETS			
NON-CURRENT ASSETS			
Property, plant and equipment	(vii)	**857**	501
Investments in subsidiaries	(xx)	**8,885,474**	9,235,086
Intangible assets	(viii)	**2,059**	2,026
Total non-current assets		**8,888,390**	9,237,613
CURRENT ASSETS			
Receivables and prepayments	(ix)	**637,567**	315,620
Other financial assets			
– Derivative financial instruments	(x)	**12,008**	15,154
Tax recoverable		**298**	885
Cash and cash equivalents	(xi)	**575,124**	430,008
Total current assets		**1,224,997**	761,667
LIABILITIES			
CURRENT LIABILITIES			
Payables	(xii)	**6,582,375**	6,552,571
Total current liabilities		**6,582,375**	6,552,571
Net current liabilities		**(5,357,378)**	(5,790,904)
NON-CURRENT LIABILITIES			
Deferred tax liabilities	(xiii)	**11,658**	11,440
Total non-current liabilities		**11,658**	11,440
Net assets		**3,519,354**	3,435,269
EQUITY			
Capital and reserves attributable to equity holders of the Company:			
Share capital	(xiv)	**1,199,194**	1,195,432
Share premium	(xv)	**27,643**	11,024
Hedging reserve		**12,008**	15,422
Other reserve		**58,798**	40,584
Retained earnings		**2,221,711**	2,172,807
Total equity		**3,519,354**	3,435,269

The accompanying notes on pages 135 to 145 form part of the company financial statements.

The significant accounting policies and critical accounting estimates and judgements of the Company are set out on pages 80 to 90.

Approved by the Board of Directors on 30 May 2007 and signed on its behalf by

DATO' HAJI BADRI BIN HAJI MASRI
DIRECTOR

AUGUSTUS RALPH MARSHALL
DIRECTOR

COMPANY FINANCIAL STATEMENTS

COMPANY CASH FLOW STATEMENT FOR THE FINANCIAL YEAR ENDED 31 JANUARY 2007

	Note	2007 RM'000	2006 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit for the financial year		**150,101**	105,725
Intangible assets – amortisation		**30**	18
Property, plant and equipment – depreciation		**128**	82
Interest income		**(36,025)**	(29,172)
RCPS yield		**(22,800)**	(22,800)
Finance/Interest cost		**3,081**	3,578
Value of employee services – share options		**3,330**	3,799
Taxation		**6,102**	(780)
Gain from interest rate swap contract		**(12,931)**	–
Unrealised foreign exchange (gains)/losses		**(4,105)**	8,874
		86,911	69,324
Changes in working capital:			
Receivables and prepayments		**(364,216)**	137,954
Payables		**26,037**	20,745
Cash generated from operations		**(251,268)**	228,023
Income tax paid		**(5,296)**	(2,682)
Interest received		**14,196**	13,558
Net cash flow from operating activities		**(242,368)**	238,899
CASH FLOWS FROM INVESTING ACTIVITIES			
Advances to subsidiaries		**(51,824)**	(82,108)
Repayment from subsidiaries		**517,428**	–
Investment in subsidiaries		**(150)**	(30,000)
Purchase of property, plant and equipment		**(428)**	(137)
Acquisition of intangible assets		**(63)**	(1,968)
Net cash flow from investing activities		**464,963**	(114,213)
CASH FLOWS FROM FINANCING ACTIVITIES			
Finance costs		**(3,081)**	(3,578)
Dividends paid		**(106,043)**	(76,942)
Gain from interest rate swap contract		**11,264**	–
Issuance of shares pursuant to exercise of share options		**20,381**	17,928
Net cash flow from financing activities		**(77,479)**	(62,592)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**145,116**	62,094
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR		**430,008**	367,914
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	(xi)	**575,124**	430,008

COMPANY STATEMENT OF CHANGES IN EQUITY FOR THE FINANCIAL YEAR ENDED 31 JANUARY 2007

	Attributable to equity holders of the Company						
	Issued and fully paid ordinary shares of 10p each		Non-distributable				
	Number of shares '000	Nominal Value RM'000	Share premium RM'000	Hedging reserve RM'000	Other reserve RM'000	Retained earnings RM'000	Total RM'000
At 1 February 2006	1,927,332	1,195,432	11,024	15,422	40,584	2,172,807	3,435,269
Cash flow hedge:							
– fair value gain on hedging instrument	–	–	–	4,906	–	–	4,906
– transferred to profit or loss	–	–	–	(8,320)	–	–	(8,320)
Net income recognised directly in equity	–	–	–	(3,414)	–	–	(3,414)
Profit for the year	–	–	–	–	–	150,101	150,101
Total recognised income	–	–	–	(3,414)	–	150,101	146,687
Share options:							
– proceeds from shares issued	5,444	3,762	16,619	–	–	–	20,381
– value of employee services	–	–	–	–	23,060	–	23,060
– transfer upon exercise	–	–	–	–	(4,846)	4,846	–
Dividends	–	–	–	–	–	(106,043)	(106,043)
	5,444	3,762	16,619	–	18,214	(101,197)	(62,602)
At 31 January 2007	**1,932,776**	**1,199,194**	**27,643**	**12,008**	**58,798**	**2,221,711**	**3,519,354**

COMPANY FINANCIAL STATEMENTS

COMPANY STATEMENT OF CHANGES IN EQUITY FOR THE FINANCIAL YEAR ENDED 31 JANUARY 2007 (CONT'D.)

	Attributable to equity holders of the Company						
	Issued and fully paid ordinary shares of 10p each		Non-distributable				
	Number of shares '000	Nominal Value RM'000	Share premium RM'000	Hedging reserve RM'000	Other reserve RM'000	Retained earnings RM'000	Total RM'000
At 1 February 2005							
– as previously reported	1,922,449	1,192,173	2,118,942	(1,630)	–	21,198	3,330,683
– prior year adjustment	–	–	–	–	12,324	(2,357)	9,967
– as restated	1,922,449	1,192,173	2,118,942	(1,630)	12,324	18,841	3,340,650
Fair value gain on hedging instrument	–	–	–	17,052	–	–	17,052
Net income recognised directly in equity	–	–	–	17,052	–	–	17,052
Profit for the year	–	–	–	–	–	105,725	105,725
Total recognised income	–	–	–	17,052	–	105,725	122,777
Share options:							
– proceeds from shares issued	4,883	3,259	14,670	–	–	–	17,929
– value of employee services	–	–	–	–	30,855	–	30,855
– transfer upon exercise	–	–	–	–	(2,595)	2,595	–
Dividends	–	–	–	–	–	(76,942)	(76,942)
Transfer to share premium upon cancellation	–	–	(2,122,588)	–	–	2,122,588	–
	4,883	3,259	(2,107,918)	–	28,260	2,048,241	(28,158)
At 31 January/1 February 2006	1,927,332	1,195,432	11,024	15,422	40,584	2,172,807	3,435,269

NOTES TO THE COMPANY FINANCIAL STATEMENTS - 31 JANUARY 2007

(i) REVENUE

Revenue comprises the following:

	2007 RM'000	2006 RM'000
Dividend income	**107,250**	77,400
RCPS yield	**22,800**	22,800
Management fees	**35,242**	30,495
Revenue	**165,292**	130,695

(ii) OPERATING PROFIT

The following items have been charged in arriving at the operating profit:

	2007 RM'000	2006 RM'000
Fees payable to the Company's auditor for the audit of the Company's annual accounts	**340**	219
– prior year	**98**	–
Fees payable to associates of the Company's auditor for the audit of the Company's annual accounts	**271**	221
Fees payable to the Company's auditor and its associates for other services:		
– other services pursuant to legislation	**34**	140
– tax services	**278**	580
– services relating to corporate finance transactions	**434**	581
– all other services	**1,140**	327
Total fees payables	**2,595**	2,068
Amortisation of other intangible assets		
- software – included in administrative expenses	**30**	18
Depreciation of tangible fixed assets	**128**	82
Rental of equipment	**-**	70
Rental of building	**1,703**	1,501

(iii) DIRECTORS' REMUNERATION

	2007 RM'000	2006 RM'000
Fees	**885**	773
Salaries and emoluments	**3,174**	2,256
Share-based payment	**1,331**	1,570
Defined contribution plan	**438**	302
	5,828	4,901
Highest paid Director		
– Salaries and emoluments	**2,943**	2,048
– Share-based payment	**1,331**	1,570
– Defined contribution plan	**438**	302
	4,712	3,920

COMPANY FINANCIAL STATEMENTS

NOTES TO THE COMPANY FINANCIAL STATEMENTS - 31 JANUARY 2007 (CONT'D.)

(iv) EMPLOYEES

	2007 RM'000	2006 RM'000
Wages and salaries	**20,803**	16,142
Employee benefits in kind	**597**	314
Social security costs	**59**	48
Share-based payment	**3,330**	3,798
Defined contribution plan	**2,482**	2,001
	27,271	22,303
Recruiting costs	**421**	203
Staff training	**323**	199
	28,015	22,705

The average number of persons employed by the Company was 121 (2006: 109).

(v) FINANCE COSTS AND FINANCE INCOME

	2007 RM'000	2006 RM'000
Interest income	**(36,025)**	(29,172)
Realised foreign exchange (gains)/losses	**1,202**	(3,239)
Unrealised foreign exchange (gains)/losses	**(4,105)**	8,874
Gain from interest rate swap contract	**(12,931)**	-
Finance income (gross)	**(51,859)**	(23,537)
Finance costs (gross)	**3,081**	3,578
Finance income (net)	**(48,778)**	(19,959)

(vi) TAXATION

	2007 RM'000	2006 RM'000
Current taxation:		
– Current year	**(5,833)**	(2,957)
– Prior years	**(50)**	(737)
	(5,883)	(3,694)
Deferred taxation:		
– Origination/reversal of temporary differences	**(1,092)**	4,474
– Change in Malaysian tax rate	**873**	–
	(6,102)	780

NOTES TO THE COMPANY FINANCIAL STATEMENTS - 31 JANUARY 2007 (CONT'D.)

(vi) TAXATION (CONT'D.)

A reconciliation of income tax expense applicable to profit before taxation at the statutory rate to income tax expense at the effective income tax rate of the Company is as follows:

	2007 RM'000	2006 RM'000
Profit before taxation	**156,203**	104,945
Tax at Malaysian tax rate	**(42,175)**	(29,385)
Tax effect of:		
Change in Malaysian tax rate	**873**	–
Expenses not deductible for tax purposes	**(4,588)**	(5,947)
Income not subject to tax	**40,278**	32,274
(Under-accrual)/over-accrual in respect of prior financial years (net)	**(490)**	3,838
Taxation charge	**(6,102)**	780

(vii) PROPERTY PLANT AND EQUIPMENT

Equipment, fixtures and fittings

	2007 RM'000	2006 RM'000
At 1 February		
Cost	**816**	515
Accumulated depreciation	**(315)**	(233)
Net book amount	**501**	282
Additions	**428**	301
Transfer from subsidiaries	**56**	–
Depreciation charge	**(128)**	(82)
At 31 January	**857**	501
At 31 January		
Cost	**1,478**	816
Accumulated depreciation	**(621)**	(315)
Net book amount	**857**	501

COMPANY FINANCIAL STATEMENTS

NOTES TO THE COMPANY FINANCIAL STATEMENTS - 31 JANUARY 2007 (CONT'D.)

(viii) INTANGIBLE ASSETS

Software costs

	2007 RM'000	2006 RM'000
At 1 February		
Cost	**2,063**	59
Accumulated amortisation	**(37)**	(19)
Net book amount	**2,026**	40
Additions	**63**	2,004
Amortisation charge	**(30)**	(18)
At 31 January	**2,059**	2,026
At 31 January		
Cost	**2,126**	2,063
Accumulated amortisation	**(67)**	(37)
Net book amount	**2,059**	2,026

(ix) RECEIVABLES AND PREPAYMENTS

	2007 RM'000	2006 RM'000
Other receivables	**170,317**	22,364
Amounts due from related parties	**115**	62
Amounts due from subsidiaries	**446,659**	275,442
Total net receivables	**617,091**	297,868
Prepayments	**20,476**	17,752
	637,567	315,620

All amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Total net receivables were denominated in the following currencies:

	2007 RM'000	2006 RM'000
Ringgit Malaysia	**264,685**	115,303
United States Dollar ("USD")	**332,518**	179,148
Others	**19,888**	3,417
	617,091	297,868

NOTES TO THE COMPANY FINANCIAL STATEMENTS - 31 JANUARY 2007 (CONT'D.)

(x) DERIVATIVE FINANCIAL INSTRUMENTS

	2007		2006	
	Assets RM'000	Liabilities RM'000	Assets RM'000	Liabilities RM'000
Interest-rate swaps – cash flow hedges	**12,008**	**–**	15,154	–

Interest-rate swap

The interest-rate swap contracts entitle the Company to receive interest at floating rates on notional principal amounts and oblige the Company to pay interest at fixed rates on the same amounts. The differences between fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amounts are exchanged at periodic intervals.

The notional principal amounts of the outstanding interest-rate swap contracts as at 31 January 2007 were RM525,375,000 (2006: RM843,525,000).

At 31 January 2007, fixed interest rates vary from 4.22% to 4.41% (2006: 4.04% to 4.41%) and the main floating rates are based on LIBOR.

The valuation policies of the interest rate swaps are disclosed in the Financial Risk Management section. Fair value differences have been recognised in the Statement of Changes in Equity.

The interest-rate swap contracts amounting to RM525,375,000 mature on 18 October 2011 (2006: RM140,587,500 and RM702,937,500 on 18 October 2010 and 18 October 2011 respectively).

(xi) CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise the following:

	2007 RM'000	2006 RM'000
Deposits with licensed banks and financial institutions	**573,087**	429,526
Cash and bank balances	**2,037**	482
Cash and cash equivalents	**575,124**	430,008

Deposits of the Company have an average maturity of 21 days (2006: 46 days).

The effective interest rates per annum on deposits for the Company as at the end of financial year are between 2.4% to 4.6% (2006: 1.5% to 3.6%).

Deposits, cash and bank balances are denominated in the following currencies:

	2007 RM'000	2006 RM'000
RM	**547,266**	429,804
USD	**27,858**	204
	575,124	430,008

COMPANY FINANCIAL STATEMENTS

NOTES TO THE COMPANY FINANCIAL STATEMENTS - 31 JANUARY 2007 (CONT'D.)

(xii) PAYABLES

	2007 RM'000	2006 RM'000
Current		
Other payables and accruals	**131,150**	130,268
Amounts due to related parties	**2,814**	–
Amounts due to subsidiaries	**6,448,411**	6,422,303
	6,582,375	6,552,571

Total payables were denominated in the following currencies:

	2007 RM'000	2006 RM'000
RM	**6,440,980**	6,413,083
INR	**126,968**	123,720
USD	**10,062**	10,177
Others	**4,365**	5,591
	6,582,375	6,552,571

(xiii) DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	2007 RM'000	2006 RM'000
Deferred tax liabilities	**(11,658)**	(11,440)
	(11,658)	(11,440)
At beginning of financial year	**(11,440)**	(15,913)
(Charged)/credited to income statement:		
– property, plant and equipment	**(551)**	(19)
– tax losses	**(75)**	75
– provisions and accruals	**270**	272
– interest receivable	**138**	4,145
	(218)	4,473
At end of financial year	**(11,658)**	(11,440)
Deferred tax assets (before offsetting)		
Tax losses	**–**	75
Provisions and accruals	**543**	272
	543	347
Offsetting	**(543)**	(347)
Deferred tax assets (after offsetting)	**–**	–

NOTES TO THE COMPANY FINANCIAL STATEMENTS - 31 JANUARY 2007 (CONT'D.)

(xiii) DEFERRED TAX (CONT'D.)

	2007 RM'000	2006 RM'000
Deferred tax liabilities (before offsetting)		
Property, plant and equipment	**(571)**	(19)
Interest receivable	**(11,630)**	(11,768)
	(12,201)	(11,787)
Offsetting	**543**	347
Deferred tax liabilities (after offsetting)	**(11,658)**	(11,440)

(xiv) SHARE CAPITAL

	2007 RM'000	2006 RM'000
Authorised		
Ordinary shares of 10p each		
At beginning/end of financial year (3,000,000,000 ordinary shares)	**1,851,000**	1,851,000
Redeemable preference shares ("RPS") and redeemable convertible preference shares ("RCPS")		
RPS of GBP1.00 each (49,998 RPS)	**299**	299
Series I RCPS of 1p each (53,947,368 RCPS)	**3,296**	3,296
Series II RCPS of 1p each (103,947,368 RCPS)	**6,352**	6,352
	9,947	9,947
Issued and fully paid		
Ordinary shares of 10p each		
At beginning of financial year (1,927,332,461 (2006: 1,922,449,361) ordinary shares)	**1,195,432**	1,192,173
Shares issued pursuant to exercise of share options (5,443,700 (2006: 4,883,100) ordinary shares)	**3,762**	3,259
At end of financial year (1,932,776,161 (2006: 1,927,332,461) ordinary shares)	**1,199,194**	1,195,432

The share issues related to employee share option schemes with a cash consideration of RM20,381,000 (2006: RM17,928,000).

(xv) SHARE PREMIUM

	2007 RM'000	2006 RM'000
Premium on ordinary shares of 10p each		
At beginning of financial year	**11,024**	2,118,942
Premium on issuance of ordinary shares:		
- pursuant to exercise of share options	**16,619**	14,670
Transfer to reserve upon cancellation	**-**	(2,122,588)
At end of financial year	**27,643**	11,024

Details of the Company's share premium cancellation are disclosed in Note 24.

Details of the Company's ESOS and MSIS schemes are disclosed in Note 23.

NOTES TO THE COMPANY FINANCIAL STATEMENTS - 31 JANUARY 2007 (CONT'D.)

(xvi) FINANCIAL INSTRUMENTS

(a) Credit risk

The Company has no significant concentration of credit risk. A majority of the Company's deposits are placed with major financial institutions in Malaysia.

(b) Fair values

The carrying amounts of the Company's financial assets and liabilities at the balance sheet date approximate their fair values.

The maturity profile of the Company's financial liabilities* is as follows:

	2007 RM'000	2006 RM'000
Not later than 1 year	**6,582,375**	6,431,800

* *The financial liabilities of the Company which are included in the maturity profile are made up of borrowings and payables.*

(c) Interest rate risk

The interest rate risk and currency profile of the Company's financial assets are as follows:

	2007			2006		
Currency	Fixed rate* RM'000	No interest rate** RM'000	Total RM'000	Fixed rate* RM'000	No interest rate** RM'000	Total RM'000
RM	**545,287**	**266,664**	**811,951**	428,401	92,984	521,385
USD	**27,800**	**332,575**	**360,375**	1,125	201,736	202,861
Others	**–**	**19,889**	**19,889**	–	3,630	3,630
	573,087	**619,128**	**1,192,215**	429,526	298,350	727,876

* *The financial assets of the Company which earn interest are made up of debtors and deposits with licensed banks and financial institutions.*

** *The financial assets of the Company which do not earn interest are principally debtors.*

NOTES TO THE COMPANY FINANCIAL STATEMENTS - 31 JANUARY 2007 (CONT'D.)

(xvii) SIGNIFICANT RELATED PARTY DISCLOSURES

The Company has controlling related party relationships with its direct and indirect subsidiaries. Amounts outstanding between the Parent Company and subsidiary undertakings as at 31 January 2007 are shown in Notes (ix) & (xii).

The following significant transactions were carried out with related parties:

	2007 RM'000	2006 RM'000
Management fees charged to:		
MBNS	**27,522**	25,127
Interest on advances charged to:		
CPL	**15,294**	14,383
RCPS yield from:		
MBNS	**22,800**	22,800
Dividend income from:		
AMP	**107,250**	77,400
Rental expenses charged by:		
Digicast	**1,447**	1,448

Year end balances arising from significant sales/purchases of goods and services:

Receivable from related parties

	2007 RM'000	2006 RM'000
MBNS	**133,182**	83,916
MPUB	**33,816**	981
MMIT	**13,385**	3,157
APRD	**34,138**	2,987
ASSB	**10,098**	1,624
AMP	**13,662**	9,518
AAIT	**18,875**	18,873
CPL	**6,081**	4,407
AOL	**-**	4,906
Awani	**19,118**	18,004
ASTRO Broadcast Corporation (BVI) Ltd	**6,216**	4,564
ASTRO Nusantara International B.V	**162**	11,413
ASTRO Nusantara Holdings B.V	**138**	46,551
Global Sports Entertainment S.à r.l	**2,686**	23,845

Payable to related parties

	2007 RM'000	2006 RM'000
MBNS	**47,532**	27,383
Digicast	**121**	1,810
All Asia Television and Radio Company (BVI) Ltd.	**5,099**	5,099

COMPANY FINANCIAL STATEMENTS

NOTES TO THE COMPANY FINANCIAL STATEMENTS - 31 JANUARY 2007 (CONT'D.)

(xviii) COMMITMENTS

(a) Capital commitments

Capital commitments contracted for at the balance sheet date but not recognised in the financial statements are as follows:

	2007 RM'000	2006 RM'000
Capital expenditure	**784**	23
Advances to associates	**-**	2,538
	784	2,561

(b) Financial support

The Company has confirmed its intention to provide financial support to certain of its subsidiaries to enable them to meet their liabilities and obligations as and when they fall due and to carry on their business without any significant curtailment of operations.

(xix) CONTINGENT LIABILITIES

The Company has provided guarantees to third parties amounting to RM33,367,000 (2006: RM27,216,000), of which RM30,986,000 was in respect of working capital facilities secured by associates and RM2,381,000 in respect of licence fees in subsidiaries.

(xx) INVESTMENTS IN SUBSIDIARIES

		2007 RM'000	2006 RM'000
(a)	Shares in subsidiaries	**7,960,363**	7,937,413
(b)	Advances and commitments	**925,111**	1,297,673
		8,885,474	9,235,086

(a) Shares in subsidiaries

	Investment in unquoted shares RM'000	Investment in RCPS RM'000	Total RM'000
At 1 February 2005	7,500,601	384,012	7,884,613
Additions	30,000	–	30,000
RCPS yield	–	22,800	22,800
At 31 January/1 February 2006	7,530,601	406,812	7,937,413
Additions	150	–	150
RCPS yield	–	22,800	22,800
At 31 January 2007	**7,530,751**	**429,612**	**7,960,363**

NOTES TO THE COMPANY FINANCIAL STATEMENTS - 31 JANUARY 2007 (CONT'D.)

(xx) INVESTMENTS IN SUBSIDIARIES (CONT'D.)

(b) Advances and commitments

	Advances/ commitments RM'000	Interest on advances RM'000	Total RM'000
At 1 February 2005	517,428	41,121	558,549
Additions	202,879	9,379	212,258
Transfer from receivables	505,483	21,383	526,866
At 31 January/1 February 2006	1,225,790	71,883	1,297,673
Additions	51,824	33,025	84,849
Repayment	(517,428)	–	(517,428)
Transfer from receivables	59,518	–	59,518
Currency translation differences	246	253	499
At 31 January 2007	**819,950**	**105,161**	**925,111**

(c) Acquisition of a subsidiary

On 20 April 2005, the Group acquired the entire issued and paid-up share capital of Radio Lebuhraya Sdn. Bhd. ("RLSB") from Anaza Sdn. Bhd. for RM30.0 million. The principal activity of RLSB is that of radio broadcasting.

The total consideration paid equalled the fair value of the net assets of RLSB.

The assets and liabilities arising from the acquisition of RLSB are as follows:

	Fair value RM'000	Acquiree's carrying amount RM'000
Intangible assets – license	22,950	–
Carrying amount of assets acquired	7,050	7,050
Net assets acquired	30,000	7,050

	RM'000
Purchase consideration settled in cash	30,000
Cash and cash equivalents in subsidiary acquired	(3,682)
Net cash outflow on acquisition*	26,318

* *Reflected in the consolidated cashflow statement as "Acquisition of a subsidiary, net of cash acquired".*

(d) Dilution of interest in a subsidiary

The entire share capital of 2 shares of USD1.00 each in ASTRO Awani Network Ltd ("Awani") (formerly known as ASTRO Broadcast Corporation Ltd) were transferred on 14 November 2005 from Asia Company No.1 Limited to ASTRO All Asia Entertainment Networks Limited ("AAAE"). On 4 July 2006, Awani issued 1,062,498 ordinary shares at par value of USD1.00 each, of which 849,998 shares were subscribed by the Company through AAAE, for a total cash consideration of RM3,044,000 (USD 849,998) and 212,500 shares were issued to New Delhi Television Limited for a total cash consideration of RM761,000 (USD 212,500). Following the change, the Company's equity interest in Awani was diluted from 100% to 80%.

Statutory Declaration

pursuant to Section 169(16) of the Malaysian Companies Act, 1965

I, GRANT SCOTT FERGUSON, the officer primarily responsible for the financial management of ASTRO ALL ASIA NETWORKS plc, do solemnly and sincerely declare that the financial statements set out on pages 73 to 145 are, in my opinion, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declaration Act, 1960.

GRANT SCOTT FERGUSON

Subscribed and solemnly declared by the abovenamed, Grant Scott Ferguson at Kuala Lumpur in Malaysia on 30 May 2007, before me.

AHMAD B. LAYA
No. W259
COMMISSIONER FOR OATH

Additional Disclosures

List of Properties Held

as at 31 January 2007

Location	Approximate Age of Building	Tenure	Remaining Lease Period (Expiry of Lease)	Current Use	Land Area (square metre)	Built-up Area (square metre)	Net Book Value as at 31 January 2007 (RM'000)
Lot 11301, 17778, 5800 and part of Lots 7966, 8093 and 14935, Mukim Petaling, Daerah Kuala Lumpur	10 years [1]	Sub-lease (land and building)	18 years (31 July 2025)	Television, Radio and Data Media Centre and Office	117,419	32,533	127,202
Lot PT4043 & PT4044, Mukim Kuala Lumpur, Daerah Kuala Lumpur	–	Sub-lease (land)	20 years (31 March 2027)	No formal plans for usage of land	412,780	Not applicable	Operating lease
Unit No. 165-1-1, 165-1-2, 165-1-3 and 165-2-1, Block B on Lot 1796, Mukim and District of Kuala Lumpur	2 years [2]	Freehold	Not applicable	Radio Studio	Not applicable	753.79	1,419
Lot PT12002, Mukim Dengkil	–	Freehold	Not applicable	No formal plans for usage of land	18,267	Not applicable	10,586

Notes: Revaluation of properties have not been carried out on any of the above properties to date.

(1) The date of completion of the building was 25 November 1996.

(2) The date of purchase of the building was 20 April 2005.

Utilisation of Initial Public Offering Proceeds

As at 30 May 2007, all the proceeds raised during the Initial Public Offering amounting to RM2,029.9 million have been utilised except for RM19.0 million, which was proposed for payment of equity in an associate, TVB Publishing Holding Limited.

Transactions through Media Agencies

Some of the ASTRO group's airtime sales, publication and programme sponsorship arrangements are concluded with non-related, independent media agencies and are entered into on normal commercial terms. The role of these media agencies is to secure the best advertising or promotional packages for their clients among whom is Maxis Communications Berhad group, a related party. The value of such transactions, which are not related party transactions, is RM23.53 million (FY2006: RM19.66 million).

Additional Disclosures
Material Contracts Involving the Interests of Directors and Major Shareholders

Material contracts outside the ordinary course of business entered into by ASTRO and its subsidiaries involving directors' and major shareholders' interests which are still subsisting as at 31 January 2007 or which have been entered into subsequent to the end of the previous financial year are as follows:

Parties		Subject Matter	Consideration Value	Date of Agreement/ Duration	Mode of Satisfaction of Consideration	Relationship
ASTRO Group	Transacting Party					
MMT	Maxis and AWT	Shareholders' Agreement pursuant to the completion of the exercise by MMT of the option to subscribe for 833,334 ordinary shares of RM1.00 each ("Option Shares") representing 25% of the enlarged issued and paid-up share capital of AWT.	RM833,334.00 being the consideration paid by MMT for the Option Shares	Shareholders' Agreement dated 25 August 2004	Cash	Please refer to Notes below.
MMT	AWT	Shareholders' Loan Agreement pursuant to the terms of the Shareholders' Agreement above.	MMT granted AWT a loan amounting to RM24,166,666.00 for a term of 5 years to enable AWT to repay a portion of existing Maxis loan of RM97,499,998 granted to AWT.	Shareholders' Loan Agreement dated 24 November 2005	Cash	Please refer to Notes below.

Notes as at 31 May 2007:

1. *MMT is a wholly-owned subsidiary of ASTRO. UTSB, PSIL, Excorp, PanOcean and TAK, who are major shareholders of MMT through ASTRO, are also major shareholders of Maxis. In addition, TAK is a director of PanOcean, Excorp and UTSB.*
2. *Dato' Badri, who is the Chairman and Director of ASTRO, is also a major shareholder of Maxis. In addition, Dato' Badri is a director of MMT and several other subsidiaries of ASTRO. He is also deemed to have an equity interest in ASTRO.*
3. *RM, who is the Executive Deputy Chairman and Director of ASTRO, is also a director of UTSB and Maxis. In addition, RM who is a shareholder of ASTRO and a director of several of its subsidiaries, is also a shareholder of Maxis. He does not have any equity interest in MMT and AWT.*
4. *Dato' Khadar, who is a Director of ASTRO, is also a person connected to MSM, a major shareholder of Maxis. In addition, Dato' Khadar is a shareholder of ASTRO. He does not have any equity interest in MMT, AWT or Maxis.*
5. *RR, who is a director of MMT and several other subsidiaries of ASTRO, is also a director of AWT. In addition, RR is a shareholder of ASTRO. She does not have any equity interest in MMT, AWT or Maxis.*
6. *GF, who is a director of MMT and several other subsidiaries of ASTRO, is also the alternate director of RR in AWT. He does not have any equity interest in ASTRO, MMT, AWT or Maxis.*

Glossary:

AWT	*Advanced Wireless Technologies Sdn Bhd*
Dato' Badri	*Dato' Haji Badri bin Haji Masri*
Dato' Khadar	*Dato' Mohamed Khadar bin Merican*
Excorp	*Excorp Holdings N.V.*
GF	*Grant Scott Ferguson*
Maxis	*Maxis Communications Berhad*
MMT	*MBNS Multimedia Technologies Sdn Bhd*
MSM	*Mohamad Shahrin bin Merican*
PanOcean	*PanOcean Management Limited*
PSIL	*Pacific States Investment Limited*
RM	*Augustus Ralph Marshall*
RR	*Rohana binti Rozhan*
TAK	*Ananda Krishnan Tatparanandam*
UTSB	*Usaha Tegas Sdn Bhd*

Additional Disclosures
Recurrent Related Party Transactions

At the Extraordinary General Meetings held on 20 July 2005 and 18 July 2006 respectively, the Company obtained its shareholders' mandate to allow the Group to enter into recurrent related party transactions ("RRPTs") of a revenue or trading nature.

In accordance with the Listing Requirements of Bursa Malaysia Securities Berhad, the details of RRPTs conducted during the financial year ended 31 January 2007 pursuant to shareholders' mandate where the aggregate value of such RRPTs are equal to or have exceeded RM1million or 1% of the relevant percentage ratio for such transactions, whichever is the higher, are as follows:-

No.	Company in the ASTRO Group involved	Transacting Party	Nature of transaction	Interested Related Party	Nature of Relationship	2005 Mandate	2006 Mandate	Aggregate value of transactions during the financial year (RM)
						Incurred from 1 February 2006 to 17 July 2006 (RM)	Incurred from 18 July 2006 to 31 January 2007 (RM)	
(A)	**UT Group**							
1.	MBNS	UTSBM	Provision of personnel support in the operation and management of AAAN Group's business by UTSBM	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors RM, TPC, Dato' Khadar and AF	Please refer to Note 1	33,290	65,170	98,460
2.	MBNS	UTSBM	Provision of strategic top-level consultancy services to MBNS by UTSBM			4,132,277	4,704,300	8,836,577
3.	Maestra and MRC	UTSBM	Provision of consultancy and support services to Maestra and MRC by UTSBM			2,710,511	3,430,694	6,141,205
4.	MBNS	SRGAP	Provision of call centre services and ad-hoc marketing campaigns to MBNS by SRGAP		Please refer to Note 2	4,301,729	6,422,924	10,724,653
5.	MBNS	Bonuskad	Participation in the BonusLink Loyalty Programme by MBNS		Please refer to Note 3	397,873	298,478	696,351
6.	AAAN and/or its subsidiaries	UTHSB	Provision of meeting facilities, food and beverage to AAAN and/or its subsidiaries by UTHSB		Please refer to Note 4	N/A	2,213	2,213
	Aggregate value for transactions with UT Group :							**26,499,459**

ADDITIONAL DISCLOSURES
RECURRENT RELATED PARTY TRANSACTIONS

No.	Company in the ASTRO Group involved	Transacting Party	Nature of transaction	Interested Related Party	Nature of Relationship	2005 Mandate	2006 Mandate	Aggregate value of transactions during the financial year (RM)
						Incurred from 1 February 2006 to 17 July 2006 (RM)	Incurred from 18 July 2006 to 31 January 2007 (RM)	
(B)	**Maxis Group**							
7.	MBNS	Maxis Mobile	Usage of Maxis' Menara Sunway Contact Centre as AAAN Group's backup call centre	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, RM, TPC, Dato' Khadar and AF	Please refer to Note 5	4,161	4,839	9,000
8.	MBNS	Malaysian Mobile	Provision of premium SMS services to Malaysian Mobile by MBNS			2,276,365	2,715,458	4,991,823
9.	MBNS and/or its affiliates	Malaysian Mobile and/or its affiliates	Provision of video streaming services to Malaysian Mobile and/or its affiliates by MBNS and/or its affiliates			591,442	2,457,140	3,048,582
10.	MIT	Malaysian Mobile and/or its affiliates	Provision of STK-WAP services to Malaysian Mobile and/or its affiliates by MIT			789,982	760,280	1,550,262
11.	MBNS and/or its affiliates	Malaysian Mobile and/or its affiliates	Provision of Premium SMS Services (Content) to Malaysian Mobile and/or its affiliates by MBNS and/or its affiliates			209,974	9,609	219,583
12.	MIT	Malaysian Mobile	Provision of electronic bill presentment and payment (EBPP) services to Malaysian Mobile by MIT			282,674	322,514	605,188
13.	MIT	Maxis Broadband and/or its affiliates	Provision of STK-WAP services to Maxis Broadband and/or its affiliates by MIT			1,310,684	1,431,672	2,742,356

No.	Company in the ASTRO Group involved	Transacting Party	Nature of transaction	Interested Related Party	Nature of Relationship	2005 Mandate	2006 Mandate	Aggregate value of transactions during the financial year (RM)
						Incurred from 1 February 2006 to 17 July 2006 (RM)	Incurred from 18 July 2006 to 31 January 2007 (RM)	
14.	AMP	Malaysian Mobile	Provision of SMS, Wireless Application Protocol ("WAP"), Multimedia Messaging Service ("MMS") and other services to AMP by Malaysian Mobile			91,597	85,449	177,046
15.	AAAN and/or its subsidiaries	Maxis Broadband	Provision of premium telephone services to AAAN and/or its subsidiaries by Maxis Broadband			N/A	972,315	972,315
16.	MBNS	Maxis Broadband	Provision of private leased circuit to MBNS by Maxis Broadband			N/A	2,024,083	2,024,083
	Aggregate value of transactions with Maxis Group :							**16,340,238**
(C)	**Tanjong Group**							
17.	MBNS	PMP	Production and live broadcast of horse race meets for PMP by MBNS	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC, AF and DB	Please refer to Note 6	212,000	525,200	737,200
18.	MBNS	PMP	Purchase of airtime and sponsorship of prizes for winners on Astro's channels from MBNS by PMP			50,000	495,952	545,952
19.	MIT	PMP	Provision of maintenance and support services (Telelink Gateway System) to PMP by MIT			82,516	95,949	178,465
20.	MIT	PMP	Provision of maintenance and support services (Telelink Mobile System) to PMP by MIT			250,000	229,167	479,167

ADDITIONAL DISCLOSURES
RECURRENT RELATED PARTY TRANSACTIONS

No.	Company in the ASTRO Group involved	Transacting Party	Nature of transaction	Interested Related Party	Nature of Relationship	2005 Mandate Incurred from 1 February 2006 to 17 July 2006 (RM)	2006 Mandate Incurred from 18 July 2006 to 31 January 2007 (RM)	Aggregate value of transactions during the financial year (RM)
21.	MIT	TGV	Provision of a pilot online ticket reservation services to TGV by MIT	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors RM, TPC, AF and DB	Please refer to Note 7	11,097	12,903	24,000
22.	Tayangan Unggul	TGV	Distribution of feature films to TGV cinemas located at Suria Kuala Lumpur City Centre by Tayangan Unggul			40,346	-	40,346
	Aggregate value of transactions with Tanjong Group :							**2,005,130**
(D)	**MSS**							
23.	MBNS and/or its affiliates	MSS	Proposed lease of MEASAT-2 satellite transponders to MBNS and/or its affiliates by MSS	Major Shareholders TAK and THO Directors RM	Please refer to Note 8	-	4,228,033	4,228,033
24.	MBNS and/or its affiliates	MSS	Proposed lease of MEASAT-3 satellite transponders to MBNS and/or its affiliates by MSS			-	31,994,100	31,994,100
25.	MBNS	MSS	Lease of MEASAT-1 satellite transponders to MBNS by MSS			N/A	147,254	147,254
26.	Goal TV	MSS	Provision of video contribution and transmission services for Goal TV to Goal TV by MSS			N/A	480,005	480,005
	Aggregate value of transactions with MSS :							**36,849,392**
	TOTAL AGGREGATE VALUE OF TRANSACTIONS WITH UT GROUP, MAXIS GROUP, TANJONG GROUP AND MSS CONDUCTED PURSUANT TO SHAREHOLDERS' MANDATE:							**81,694,219**

NOTES AS AT 31 MAY 2007:

(1) UTSBM

- UTSBM is a wholly-owned subsidiary of UTSB. MBNS, Maestra and MRC are wholly-owned subsidiaries of ASTRO.
- UTSB, PSIL, Excorp, PanOcean and TAK who are major shareholders of ASTRO ("Major Shareholders"), are also major shareholders of UTSBM. In addition, TAK is a director of PanOcean, Excorp and UTSB.
- Consequent to the amendment to the definition of "major shareholder" under the Listing Requirements of Bursa Securities which took effect on 15 January 2007, AF and MSM are no longer regarded as Major Shareholders. AF is no longer a director of ASTRO's subsidiaries including MBNS with effect from 31 October 2006 but he remains as a director of several subsidiaries of UTSB. MSM is a director of several subsidiaries of UTSB and does not have any equity interest in UTSB or UTSBM.
- RM, who is a Director of ASTRO and several of its subsidiaries including MBNS, is also a director of UTSB and UTSBM. In addition, RM is the Executive Deputy Chairman of ASTRO and a shareholder of ASTRO.
- Dato' Khadar, who is a Director and shareholder of ASTRO, is a person connected to MSM.
- RM and Dato' Khadar do not have any equity interest in MBNS, Maestra, MRC, UTSB or UTSBM.
- TPC is no longer a director of ASTRO and UTSB with effect from 1 February 2007.

(2) SRGAP

- SRGAP is a wholly-owned subsidiary of UTSB while MBNS is a wholly-owned subsidiary of ASTRO.
- Directors, RM and Dato' Khadar and Major Shareholders, UTSB, PSIL, Excorp, PanOcean and TAK are regarded as having an interest in the transaction between SRGAP and MBNS. Please refer to Note 1 above for their respective relationships in ASTRO and UTSB. TPC, AF and MSM are no longer regarded as having an interest in this transaction for the reasons highlighted in Note 1.
- RM and Dato' Khadar do not have any equity interest in MBNS, UTSB or SRGAP.

(3) Bonuskad

- Bonuskad is 25% owned by UTSB while MBNS is a wholly-owned subsidiary of ASTRO.
- Directors, RM and Dato' Khadar and Major Shareholders, UTSB, PSIL, Excorp, PanOcean and TAK are regarded as having an interest in the transactions between Bonuskad and MBNS. Please refer to Note 1 above for their respective relationships in ASTRO and UTSB. TPC, AF and MSM are no longer regarded as having an interest in this transaction for the reasons highlighted in Note 1.
- RM and Dato' Khadar do not have any equity interest in MBNS, UTSB or Bonuskad.

(4) UTHSB

- UTHSB is a wholly-owned subsidiary of UTSBM, which in turn is wholly-owned by UTSB.
- Directors, RM and Dato' Khadar and Major Shareholders, UTSB, PSIL, Excorp, PanOcean and TAK are regarded as having an interest in the transaction between UTHSB and AAAN and/or its subsidiaries. Please refer to Note 1 above for their respective relationships in ASTRO and UTSB. TPC, AF and MSM are no longer regarded as having an interest in this transaction for the reasons highlighted in Note 1.
- RM and Dato' Khadar do not have any equity interest in UTSB or UTHSB.

ADDITIONAL DISCLOSURES
RECURRENT RELATED PARTY TRANSACTIONS

(5) Maxis Mobile, Malaysian Mobile and Maxis Broadband

- Maxis Mobile, Malaysian Mobile and Maxis Broadband are wholly-owned subsidiaries of Maxis. MBNS, MIT and AMP are wholly-owned subsidiaries of ASTRO.
- Major Shareholders, UTSB, PSIL, Excorp, PanOcean and TAK are also major shareholders of Maxis. In addition, TAK is a director of PanOcean, Excorp and UTSB.
- Consequent to the amendment to the definition of "major shareholder" under the Listing Requirements of Bursa Securities which took effect on 15 January 2007, THO, AF and MSM are no longer regarded as Major Shareholders but remain as major shareholders of Maxis. AF is no longer a director of ASTRO's subsidiaries including MBNS with effect from 31 October 2006.
- Dato Badri, who is the Chairman and Director of ASTRO, is also a director of MBNS and several subsidiaries of ASTRO. In addition, Dato' Badri who is deemed to have an equity interest in ASTRO, is also a major shareholder of Maxis.
- RM, who is a Director of ASTRO and several of its subsidiaries including MBNS and AMP, is also a director of UTSB and Maxis. In addition, RM who is the Executive Deputy Chairman of ASTRO and a shareholder of ASTRO, is also a shareholder of Maxis.
- Dato' Khadar, who is a Director and shareholder of ASTRO, is a person connected to MSM.
- RM and Dato' Khadar do not have any equity interest in MBNS, MIT, AMP, Maxis Mobile, Malaysian Mobile or Maxis Broadband.
- TPC is no longer a director of ASTRO and Maxis with effect from 1 February 2007 and 1 January 2007 respectively.

(6) PMP

- PMP is a wholly-owned subsidiary of Tanjong plc. MBNS and MIT are wholly-owned subsidiaries of AAAN.
- Major Shareholders, UTSB, PSIL, Excorp, PanOcean and TAK are also major shareholders of Tanjong plc. In addition, TAK is a director of PanOcean, Excorp and UTSB.
- Consequent to the amendment to the definition of "major shareholder" under the Listing Requirements of Bursa Securities which took effect on 15 January 2007, AF is no longer regarded as a Major Shareholder.
- RM, who is a Director of ASTRO and several of its subsidiaries including MBNS, is also a director of UTSB and PMP. In addition, RM who is the Executive Deputy Chairman of ASTRO and a shareholder of ASTRO, is also an Executive Director and shareholder of Tanjong plc. RM does not have any equity interest in MBNS, MIT or PMP.
- TPC is no longer a director of ASTRO and Tanjong plc with effect from 1 February 2007.
- AF and DB are no longer Directors of ASTRO's subsidiaries with effect from 31 October 2006.

(7) TGV

- TGV is a joint venture company in which Tanjong plc has an equity interest of 50% via Tanjong Entertainment Sdn Bhd, its wholly-owned subsidiary. MIT, AMP and Tayangan Unggul are wholly-owned subsidiaries of ASTRO.
- Director, RM and Major Shareholders, UTSB, PSIL, Excorp, PanOcean and TAK are regarded as having interests in the transactions between TGV and each of MIT, AMP and Tayangan Unggul. Please refer to Note 6 above for details of their respective relationships in ASTRO and Tanjong plc. TPC, AF and DB are no longer regarded as having an interest in this transaction for the reasons highlighted in Note 6.
- RM does not have any equity interest in MIT, AMP, Tayangan Unggul or TGV.

(8) MSS

- MSS is a wholly-owned subsidiary of MEASAT Global Berhad ("MGB"). MBNS and Goal TV is a wholly-owned subsidiary and 51% owned subsidiary of ASTRO respectively.
- Major Shareholder, TAK is also a major shareholder of MGB and hence of MSS.
- Consequent to the amendment to the definition of "major shareholder" under the Listing Requirements of Bursa Securities which took effect on 15 January 2007, THO is no longer regarded as a Major Shareholder.
- RM, who is a Director of ASTRO and several of its subsidiaries including MBNS, is also a director of MGB and MSS. In addition, RM is the Executive Deputy Chairman of ASTRO and a shareholder of ASTRO. RM does not have any equity interest in MBNS, Goal TV, MGB or MSS.

Glossary

2005 Mandate	Shareholders' mandate obtained at the EGM held on 20 July 2005
2006 Mandate	Shareholders' mandate obtained at the EGM held on 18 July 2006
AMP	Airtime Management and Programming Sdn Bhd
AF	Hj Affendi bin Tun Hj Mohd. Fuad Stephens
Bonuskad	Bonuskad Loyalty Sdn Bhd
Bursa Securities	Bursa Malaysia Securities Berhad
Dato' Badri	Dato' Haji Badri bin Haji Masri
Dato' Khadar	Dato' Mohamed Khadar bin Merican
DB	David John Butorac
EGM	Extraordinary General Meeting
Goal TV	Goal TV Asia Limited
Excorp	Excorp Holdings N.V.
Maestra	Maestra Broadcast Sdn Bhd
Malaysian Mobile	Malaysian Mobile Services Sdn Bhd
Maxis	Maxis Communications Berhad
Maxis Broadband	Maxis Broadband Sdn Bhd
Maxis Group	Body corporates where Maxis has effective interests of 5% or more
Maxis Mobile	Maxis Mobile Sdn Bhd
MBNS	MEASAT Broadcast Network Systems Sdn Bhd
MIT	Multimedia Interactive Technologies Sdn Bhd
MRC	MEASAT Radio Communications Sdn Bhd
MSM	Mohamad Shahrin bin Merican
MSS	MEASAT Satellite Systems Sdn Bhd
PanOcean	PanOcean Management Limited
PMP	Pan Malaysian Pools Sdn Bhd
PSIL	Pacific States Investment Limited
RM	Augustus Ralph Marshall
SRGAP	SRG Asia Pacific Sdn Bhd
TAK	Ananda Krishnan Tatparanandam
Tanjong plc	Tanjong Public Listed Company
Tanjong Group	Body corporates where Tanjong plc has effective equity interests of 5% or more
Tayangan Unggul	Tayangan Unggul Sdn Bhd
TGV	TGV Cinemas Sdn Bhd
THO	Tun Haji Mohammed Hanif bin Omar
TPC	Tan Poh Ching
UT Group	Body corporates where UTSB has effective equity interests of 5% or more
UTHSB	UT Hospitality Services Sdn Bhd
UTSB	Usaha Tegas Sdn Bhd
UTSBM	UTSB Management Sdn Bhd

Share Price Performance

from 1 February 2006 to 30 May 2007


(RM)
6.00
5.50
5.00
4.50
4.00
(million)
12
9
6
3
0
Feb '06
Mar '06
Apr '06
May '06
Jun '06
Jul '06
Aug '06
Sep '06
Oct '06
Nov '06
Dec '06
Jan '07
Feb '07
Mar '07
Apr '07
May '07
Volume (million)
Share Price (RM)

Financial Calendar

Results for	1Q FY2008	June 2007
	2Q FY2008	September 2007
	3Q FY2008	December 2007
	4Q FY2008	March 2008
AGM		26 July 2007
Proposed payment of final tax exempt dividend for the financial year ended 31 January 2007		August 2007

Analysis of Shareholdings

as at 31 May 2007

SHARE CAPITAL

Authorised	:	£301,628,945
Issued and paid-up	:	£193,394,276.10 comprising 1,933,942,761 ordinary shares of 10 pence each
Voting Right	:	One vote per ordinary share

DISTRIBUTION OF SHAREHOLDINGS

Size of shareholdings		No. of shareholders	% of shareholders	No. of 10 pence shares	% of issued shares
1	to 99	308	2.31	1,810	0.00
100	to 1,000	8,151	61.04	7,496,775	0.39
1,001	to 10,000	4,067	30.46	15,138,929	0.78
10,001	to 100,000	591	4.43	19,004,054	0.98
100,001	to 96,697,137*	232	1.74	807,151,603	41.74
96,697,138	and above**	4	0.03	1,085,149,590	56.11
Total		**13,353**	**100.00**	**1,933,942,761**	**100.00**

Notes:

* less than 5% of the issued share capital

** 5% and above of the issued share capital

CATEGORY OF SHAREHOLDERS

Individuals	11,884	89.00	30,586,495	1.58
Banks/Finance Companies	24	0.18	141,032,508	7.29
Investment Trusts/Foundations/Charities	3	0.02	55,000	0.00
Industrial and Commercial Companies	144	1.08	700,618,672	36.23
Government Agencies/Institutions	2	0.01	36,000	0.00
Nominees	1,296	9.71	1,061,614,086	54.90
Others	0	0	0	0.00
Total	**13,353**	**100.00**	**1,933,942,761**	**100.00**

ANALYSIS OF SHAREHOLDINGS

as at 31 May 2007

LIST OF 30 LARGEST SHAREHOLDERS

No.	Name	No. of 10 pence shares held	% of issued shares
1.	Khazanah Nasional Berhad	413,829,018	21.40
2.	RHB Nominees (Asing) Sdn Bhd		
	- All Asia Media Equities Ltd	389,085,872	20.12
3.	RHB Nominees (Asing) Sdn Bhd		
	- East Asia Broadcast Network Systems N.V.	162,016,400	8.38
4.	Employees Provident Fund Board	120,218,300	6.22
5.	Usaha Tegas Entertainment Systems Sdn Bhd	90,534,101	4.68
6.	RHB Nominees (Asing) Sdn Bhd		
	- Pacific Broadcast Systems N.V.	54,005,486	2.79
7.	Nusantara Delima Sdn Bhd	54,005,466	2.79
8.	Berkat Nusantara Sdn Bhd	54,005,466	2.79
9.	Nusantara Cempaka Sdn Bhd	54,005,466	2.79
10.	RHB Nominees (Asing) Sdn Bhd		
	- Southpac Investments Limited N.V.	54,005,466	2.79
11.	RHB Nominees (Asing) Sdn Bhd		
	- Home View Limited N.V.	54,005,466	2.79
12.	HSBC Nominees (Asing) Sdn Bhd		
	- Exempt An for JPMorgan Chase Bank, National Association (U.S.A)	40,013,900	2.07
13.	Amanah Raya Nominees (Tempatan) Sdn Bhd		
	- Skim Amanah Saham Bumiputera	22,153,900	1.15
14.	HSBC Nominees (Asing) Sdn Bhd		
	- HSBC BK PLC for Prudential Assurance Company Ltd	18,658,000	0.96
15.	Citigroup Nominees (Asing) Sdn Bhd		
	- GSI for Perry Partners Inter Inc	9,128,590	0.47
16.	Citigroup Nominees (Asing) Sdn Bhd		
	- Exempt An for American International Assurance Company Limited	8,793,000	0.45
17.	HSBC Nominees (Asing) Sdn Bhd		
	- Exempt An for JPMorgan Chase Bank, National Association (BTPS)	8,744,900	0.45
18.	Permodalan Nasional Berhad	8,169,800	0.42
19.	Citigroup Nominees (Tempatan) Sdn Bhd		
	- Exempt An for Prudential Assurance Malaysia Berhad	7,441,100	0.38
20.	Valuecap Sdn Bhd	7,286,400	0.38
21.	HSBC Nominees (Asing) Sdn Bhd		
	- BBH (LUX) SCA for Fidelity Funds Malaysia	7,048,700	0.36
22.	Citigroup Nominees (Asing) Sdn Bhd		
	- GSCO for Kuroto Fund, L.P.	6,916,900	0.36

No.	Name	No. of 10 pence shares held	% of issued shares
23.	Amanah Raya Nominees (Tempatan) Sdn Bhd		
	- Kumpulan Wang Bersama	6,800,000	0.35
24.	Citigroup Nominees (Asing) Sdn Bhd		
	- Royal Bank of Scotland as Depository for First State Asia Pacific Leader Fund (CB LDN)	6,779,667	0.35
25.	Cartaban Nominees (Tempatan) Sdn Bhd		
	- Investors Bank and Trust Company for Ishares, Inc.	6,577,300	0.34
26.	HSBC Nominees (Asing) Sdn Bhd		
	- Exempt An for J.P Morgan Bank Luxembourg S.A.	6,426,668	0.33
27.	HSBC Nominees (Asing) Sdn Bhd		
	- Exempt An for The Hong Kong and Shanghai Banking Corporation Limited (HBFS-I CLT ACCT)	6,346,000	0.33
28.	Mujur Nusantara Sdn Bhd	6,172,051	0.32
29.	Cartaban Nominees (Tempatan) Sdn Bhd		
	- MIDF Amanah Asset Nominees (Tempatan) Sdn Bhd for Employees Provident Fund Board (JF404)	6,000,000	0.31
30.	HSBC Nominees (Asing) Sdn Bhd		
	- BBH (LUX) SCA for Fidelity Funds Asean	5,662,200	0.29
TOTAL		**1,694,835,583**	**87.64**

ANALYSIS OF SHAREHOLDINGS

as at 31 May 2007

SUBSTANTIAL SHAREHOLDERS

Name	Notes	Direct		Indirect	
		No. of 10 pence shares held	%	No. of 10 pence shares held	%
1. Khazanah Nasional Berhad		413,829,018	21.40	-	-
2. All Asia Media Equities Ltd ("AAME")	(a)	389,085,872	20.12	-	-
3. Usaha Tegas Entertainment Systems Sdn Bhd ("UTES")	(b)	90,534,101	4.68	389,085,872	20.12
4. Usaha Tegas Sdn Bhd ("UTSB")	(c)	-	-	479,619,973	24.80
5. Pacific States Investment Limited ("PSIL")	(d)	-	-	479,619,973	24.80
6. Excorp Holdings N.V. ("Excorp")	(e)	-	-	479,619,973	24.80
7. PanOcean Management Limited ("PanOcean")	(e)	-	-	479,619,973	24.80
8. Ananda Krishnan Tatparanandam ("TAK")	(f)	-	-	819,082,908	42.35
9. Dato' Haji Badri bin Haji Masri ("DBM")	(h)&(i)	-	-	177,946,535	9.20
10. Harapan Terus Sdn Bhd ("HTSB")	(g)	-	-	177,446,535	9.18
11. Hj Affendi bin Tun Hj Mohd Fuad Stephens	(h)	-	-	177,446,535	9.18
12. Mohamad Shahrin bin Merican	(h)	166,600	0.01	177,446,535	9.18
13. Tun Haji Mohammed Hanif bin Omar	(h)	-	-	177,446,535	9.18
14. East Asia Broadcast Network Systems N.V. ("EABNS")	(a)	162,016,400	8.38	-	-
15. East Asia Broadcast Systems Holdings N.V. ("EABSH")	(j)	-	-	162,016,400	8.38
16. Tucson N.V. ("Tucson")	(k)	-	-	162,016,400	8.38
17. Employee Provident Fund Board ("EPF")	(l)	136,443,500	7.06	-	-

Notes :

(a) Held through a nominee.

(b) Deemed to have an interest in all of the ordinary shares of 10 pence each in ASTRO ("Shares") in which AAME has an interest, by virtue of UTES being entitled to control the exercise of 100% of the votes attached to the voting shares in AAME. In addition to the Shares held via AAME, UTES holds directly 90,534,101 Shares representing 4.68% of the share capital in ASTRO.

(c) Deemed to have an interest in all of the Shares in which UTES has an interest, by virtue of UTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in UTES. Please see Note (b) above.

(d) Deemed to have an interest in all of the Shares in which UTSB has an interest, by virtue of PSIL's direct controlling interest of 9,999,998 ordinary shares of RM1.00 each representing 99.999% of the share capital in UTSB. Please see Note (c) above.

(e) The entire issued and paid-up share capital of PSIL comprising 30,000 shares of £1.00 each are held by Excorp which is deemed to have an interest in all of the Shares in which PSIL has an interest. Please see Note (d) above. The entire issued and paid-up share capital of 6,000 shares of USD1.00 each in Excorp are in turn held by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the Shares through Excorp, it does not have any economic or beneficial interest over such Shares, as such interest is held subject to the terms of the discretionary trust.

(f) Deemed to have an interest over 819,082,908 Shares representing 42.35% of the share capital in ASTRO by virtue of the following:

(i) PanOcean's deemed interest in the Shares (please see Note (e) above). Although TAK is deemed to have an interest in the Shares, he does not have any economic or beneficial interest therein since such interest is held subject to the terms of the discretionary trust referred to in Note (e) above.

(ii) The interests of EABNS, Pacific Broadcast Systems N.V. ("PBS"), Home View Limited N.V. ("HVL") and Southpac Investments Limited N.V. ("SIL") which collectively hold 324,032,818 Shares representing 16.76% of the share capital in ASTRO. TAK is deemed to have an interest in the Shares held by EABNS, PBS, HVL and SIL by virtue of his 100% control of the shares in their respective ultimate holding companies viz Tucson, Orient Systems Limited N.V., Home View Holdings N.V. and Southpac Holdings N.V.; and

(iii) The interests of Ujud Cergas Sdn Bhd ("UCSB"), Metro Ujud Sdn Bhd ("MUSB"), Mujur Sanjung Sdn Bhd ("MSSB"), Prisma Gergasi Sdn Bhd ("PGSB") and Ujud Mumi Sdn Bhd ("UMSB") which collectively hold 15,430,117 Shares representing 0.80% of the share capital in ASTRO. TAK is deemed to have an interest in the Shares held by UCSB, MUSB, MSSB, PGSB and UMSB by virtue of his 100% control of the shares in their respective ultimate holding companies viz All Asia Radio Broadcast N.V., Global Radio Systems N.V., Maestra International Broadcast N.V., Maestra Global Radio N.V. and Global Broadcast Systems N.V. respectively.

(g) Deemed to have an interest in all of the Shares in which Berkat Nusantara Sdn Bhd, Nusantara Cempaka Sdn Bhd, Nusantara Delima Sdn Bhd, Mujur Nusantara Sdn Bhd, Gerak Nusantara Sdn Bhd and Sanjung Nusantara Sdn Bhd (collectively, "HTSB Subsidiaries") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies in each of the HTSB Subsidiaries viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. The HTSB Subsidiaries collectively hold 177,446,535 Shares representing 9.18% of the share capital in ASTRO under discretionary trusts for Bumiputera objects. As such, HTSB does not have any economic interest over the Shares held by these companies.

(h) Deemed to have an interest in all of the Shares in which HTSB has an interest (please see Note (g) above), by virtue of his interest over 250,000 shares representing 25% of the issued and paid-up share capital in HTSB. However, he does not have any economic interest over these Shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects referred to in Note (g) above.

(i) Deemed to have an interest over 500,000 Shares representing 0.03% of the share capital in ASTRO held by Ratna Pelangi Sdn Bhd ("RPSB"), by virtue of his 99% direct equity interest in RPSB.

(j) Deemed to have an interest in all of the Shares in which EABNS has an interest, by virtue of EABSH being entitled to control the exercise of 100% of the votes attached to the voting shares in EABNS.

(k) Deemed to have an interest in all of the Shares in which EABSH has an interest, by virtue of Tucson's direct controlling interest of 100% of the share capital in EABSH. Please see Note (j) above. The shares of Tucson are bearer shares.

(l) Held by itself and partly through nominee companies managed by portfolio managers.

ANALYSIS OF SHAREHOLDINGS

as at 31 May 2007

DIRECTORS' INTERESTS IN SHARES AND OPTIONS

The interests of the Directors in the shares of the Company are as follows:

Name	No. of shares of 10 pence each		% of issued shares	
	Direct	Indirect	Direct	Indirect
Dato' Haji Badri bin Haji Masri	-	177,946,535 [(a)]	-	9.20
Augustus Ralph Marshall	1,000,000 [(b)]	-	0.05	-
Bernard Anthony Cragg	-	-	-	-
Dato' Mohamed Khadar bin Merican	250,000 [(b)]	-	0.01	-
Chin Kwai Yoong	-	-	-	-

(a) Refer to notes (h) and (i) under section on Substantial Shareholders.

(b) Held through a nominee.

The interests of a Director in options over unissued shares of the Company are as follows:

Name	Price per option share	No. of option shares
Augustus Ralph Marshall	RM3.65	1,000,000 [(a)]
	RM3.65	1,350,000 [(b)]
	RM4.40	498,800 [(c)]
	RM4.806	752,000 [(d)]
	RM4.17	720,000 [(e)]

(a) Granted on 22 October 2003 pursuant to the 2003 Employee Share Option Scheme ("ESOS").

(b) Granted on 22 October 2003 pursuant to the 2003 Management Share Incentive Scheme. 1,350,000 out of 1,500,000 share options were vested on 30 April 2007, and are exercisable from 22 October 2007.

(c) Granted on 19 May 2004 pursuant to the 2003 ESOS.

(d) Granted on 11 March 2005 pursuant to the 2003 ESOS.

(e) Granted on 8 May 2006 pursuant to the 2003 ESOS.

None of the Directors has any interest in the shares or options of the subsidiary companies of the Company.

Corporate Information

BOARD OF DIRECTORS

Dato' Haji Badri bin Haji Masri
Chairman and Non-Executive Director

Augustus Ralph Marshall
Executive Deputy Chairman

Dato' Mohamed Khadar bin Merican
Non-Executive/Independent Director

Bernard Anthony Cragg
Non-Executive/Independent Director

Chin Kwai Yoong
Non-Executive/Independent Director

COMPANY SECRETARY

N Lakshmi A/P V Nadarajah

REGISTERED OFFICE IN MALAYSIA

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
Telephone No. : 603 9543 6688
Fax No. : 603 9543 6877
Website : www.astroplc.com
Email : info@astroplc.com

REGISTERED OFFICE IN U.K.

10 Upper Bank Street
London, E14 5JJ
United Kingdom
Telephone No. : 44 (0) 20 7006 1000
Fax No. : 44 (0) 20 7006 3467

SHARE REGISTRAR

Symphony Share Registrars Sdn Bhd
Level 26, Menara Multi-Purpose
Capital Square
No. 8, Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Telephone No. : 603 2721 2222
Fax No. : 603 2721 2530

AUDITORS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH
United Kingdom

PricewaterhouseCoopers
11th Floor, Wisma Sime Darby
Jalan Raja Laut
50350 Kuala Lumpur
Malaysia

STOCK EXCHANGE LISTING

Main Board of Bursa Securities
(Listed since 29 October 2003)
(Stock code: 5076)
(ISIN: GB0066981209)

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 - Company No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 - Company No. 994178-M)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Fourth Annual General Meeting of ASTRO ALL ASIA NETWORKS plc ("Company") will be held on Thursday, 26 July 2007 at 10.00 a.m. at Ballroom 1, Level 3, Kuala Lumpur Convention Centre, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia for the following purposes:

AGENDA

As Ordinary Business

(1) To receive and consider the Annual Report and the Audited Financial Statements of the Company and of the Group for the financial year ended 31 January 2007 and the Reports of the Directors and Auditors thereon. **Resolution 1**

(2) To declare a final tax-exempt dividend of 3 sen per ordinary share of 10 pence each for the financial year ended 31 January 2007. **Resolution 2**

(3) To re-elect Dato' Haji Badri bin Haji Masri, a Director who retires by rotation in accordance with Articles 83 and 84 of the Company's Articles of Association. **Resolution 3**

(4) To re-elect Bernard Anthony Cragg, a Director who retires by rotation in accordance with Articles 83 and 84 of the Company's Articles of Association. **Resolution 4**

(5) To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company and to authorise the Directors to fix their remuneration. **Resolution 5**

As Special Business

(6) **As Special Business**

Authority to offer and grant options and allot and issue shares to Robert Odendaal, Chief Executive Officer of the Company

"THAT pursuant to Article 4 of the Company's Articles of Association and to the authority of the Directors of the Company under the Bye-Laws governing the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme ("ESOS/MSIS") and the terms of the contract of service between the Company and Robert Odendaal dated 3 November 2006 ("Contract of Service"), the Directors be and are hereby authorised at any time, and from time to time during the period commencing from the commencement date of the Contract of Service and expiring on the same date as the expiration date of the Contract of Service, to offer and grant to Robert Odendaal, in his capacity as the Chief Executive Officer of the Company or in any other capacity designated from time to time by the Company, option or options under the ESOS to subscribe for up to a maximum of 6,000,000 shares ("Approval"), and to allot and issue shares upon the exercise of such option or options granted pursuant to the Approval provided that not more than fifty per cent (50%) of the shares available under the ESOS/MSIS shall be allocated, in aggregate, to all eligible Directors and other eligible employees holding positions in the senior management of the Company and its subsidiaries at the time when the offer is made, subject always to such terms and conditions of the Bye-Laws and the Contract of Service and/or any adjustments which may be made in accordance with the provisions of the Bye-Laws governing the ESOS/MSIS of the Company." **Resolution 6**

(7) To transact any other business of which due notice shall have been given in accordance with the United Kingdom Companies Act, 1985.

NOTICE OF DIVIDEND PAYMENT

NOTICE IS HEREBY GIVEN THAT subject to the approval of the shareholders at the Fourth Annual General Meeting to be held on Thursday, 26 July 2007, a final tax-exempt dividend of 3 sen per ordinary share of 10 pence each for the financial year ended 31 January 2007 will be paid on 30 August 2007 to Depositors who are registered in the Record of Depositors at the close of business on 15 August 2007.

A Depositor will qualify for entitlement to the dividend only in respect of:

(a) shares transferred to the Depositor's securities account before 4.00 p.m. on 15 August 2007 in respect of transfers; and

(b) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

BY ORDER OF THE BOARD

Lakshmi Nadarajah (LS9057)
Company Secretary

30 June 2007

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong – Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

NOTES:

1. Proxy

(a) A member of the Company entitled to attend and vote may appoint more than one proxy of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account it holds and which is credited with ordinary shares of the Company.

(b) A proxy need not be a member of the Company.

(c) The Form of Proxy must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8 Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, not less than 48 hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequent to the date of the meeting or adjourned meeting not less than 24 hours before the time appointed for the taking of the poll. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.

(d) An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person authorised to sign it.

2. Additional Information

A statement accompanying this notice which includes additional information as required under Appendix 8A of the Listing Requirements of Bursa Securities is attached hereto as Annexure A.

3. Annual Report and Audited Financial Statements (Resolution 1)

For each financial year, the Directors must present the Directors' Report, the Audited Financial Statements and the Independent Auditors' Report to the Company's shareholders at a general meeting.

4. Retirement and Re-election of Directors (Resolutions 3 and 4)

In accordance with Articles 83 and 84 of the Company's Articles of Association ("Articles"), at least one-third of the Directors who are subject to retirement by rotation shall retire from office. Dato' Haji Badri bin Haji Masri and Bernard Anthony Cragg, being the Directors who have been longest in office since their last appointment shall retire pursuant to Articles 83 and 84 of the Articles and being eligible, offer themselves for re-appointment pursuant to Article 85 of the Articles.

5. Re-appointment of Auditors (Resolution 5)

At every general meeting at which financial statements are presented to the Company's shareholders, the Company is required to appoint independent auditors to serve until the next general meeting. The existing Auditors, PricewaterhouseCoopers LLP, have indicated that they are willing to continue as the Company's Auditors for the ensuing year.

EXPLANATORY NOTE ON SPECIAL BUSINESS

6. Authority to offer and grant options and allot and issue shares to Robert Odendaal, Chief Executive Officer of the Company (Resolution 6)

Under the terms of his Contract of Service, Robert Odendaal has been granted 5,000,000 share options pursuant to the Company's 2003 Employee Share Option Scheme. The number of shares which may be vested in any one financial year pursuant to this grant is determined by the Board of Directors based on Robert Odendaal meeting agreed performance targets. Under the terms of his Contract of Service, Robert Odendaal has also been granted a further 1,000,000 shares which may be vested if he exceeds agreed performance targets during the term of his Contract of Service. The exercise price for the options granted is RM5.44 per option share. Shareholders' approval for the offer and grant of share options and allotment and issue of shares pursuant to the exercise of such options is not currently required for Robert Odendaal. However, should he be appointed a director of the Company, the Listing Requirements and Article 4 of the Articles of Association of the Company provide that shareholders' approval in general meeting must first have been obtained. Ordinary Resolution 6, if passed, is to give the Directors of the Company flexibility under the Bye-Laws governing the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme ("ESOS/MSIS") and under the terms of his Contract of Service which commenced on 1 February 2007 to offer and grant options to Robert Odendaal, in his capacity as the Chief Executive Officer of the Company or in any other capacity designated from time to time by the Company and subject to Robert Odendaal meeting or exceeding agreed performance targets, as the case may be, to subscribe for up to a maximum of 6,000,000 shares and to allot and issue shares upon the exercise of such option or options without having to convene a general meeting subject to the limitation that not more than fifty per cent (50%) of the shares available under the ESOS/MSIS shall be allocated, in aggregate, to all eligible Directors and other eligible employees holding positions in the senior management of the Company and its subsidiaries. This authority commences from 1 February 2007, the commencement date of the Contract of Service, and expires on 31 January 2012, the expiration date of the Contract of Service.

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 - Company No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 - Company No. 994178-M)

Statement Accompanying Notice of Fourth Annual General Meeting

pursuant to Paragraph 8.28(2) of the Listing Requirements of Bursa Securities

ANNEXURE A

Further details of individuals who are standing for re-election as directors:

(i) Dato' Haji Badri bin Haji Masri

Age	63
Nationality	Malaysian
Qualification	BA in Malay Literature from the University of Malaya and an MA in Political Science from King's College University, London. Awarded the Heinz Fellowship from the University of Pittsburgh.
Position in the Company	Joined the Board as Non Executive Director in July 2003 and was appointed as Chairman of the Board in August 2003.
Working Experience and Occupation	He has been a Director of MEASAT Broadcast Network Systems Sdn Bhd since 1996. Prior to that, he served in various government ministry posts from 1968 to 1996, including that of Director General of Tourist Development Corporation of Malaysia and Director of the Budget Management Division of the Ministry of Finance of Malaysia. He has held various posts in the private sector including Business Development Advisor of Sriwani Holdings Bhd (listed on Bursa Securities), Chairman and Managing Director of DiPerdana Holdings Bhd (listed on Bursa Securities) and Chairman of Crest Petroleum Bhd (listed on Bursa Securities), a position he held until July 2003.
Any other directorship of public companies* ** Only public companies incorporated pursuant to the Malaysian Companies Act, 1965 are included*	None.
Details of any interest in the securities of the Company and its subsidiaries	Please refer to the details of director's interests on page 162 of the Annual Report
Family relationship with any director and/or major shareholder of the Company	None
Any conflict of interest that he has with the Company	There is no business arrangement with the Company in which he has a personal interest
List of convictions for offences within the past 10 years other than traffic offences, if any (only for penalties made public)	None

(ii) Bernard Anthony Cragg

Age	52
Nationality	British
Qualification	Degree in Mathematics from Liverpool University.
Position in the Company	Joined the Board as Independent Non-Executive Director in September 2003
Working Experience and Occupation	He has held various senior management positions in Carlton Communication plc (listed on the London Stock Exchange plc) for over 17 years including as its Group Financial Controller, Company Secretary and Group Finance Director. He has also served as a Director of Arcadia Group plc (listed on the London Stock Exchange plc). He is a Chartered Accountant and had spent over 8 years in Price Waterhouse.
Any other directorship of public companies* ** Only public companies incorporated pursuant to the Malaysian Companies Act, 1965 are included*	None
Details of any interest in the securities of the Company and its subsidiaries	Please refer to the details of director's interests on page 162 of the Annual Report
The family relationship with any director and/or major shareholder of the Company	None
Any conflict of interest that he has with the Company	There is no conflict of interest
List of convictions for offences within the past 10 years other than traffic offences, if any (only for penalties made public)	None

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act, 1985 - Company No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act, 1965 - Company No. 994178-M)

Form of Proxy

Number of shares held	

I/We, ______________________________ NRIC/Passport/Company No. ______________
(FULL NAME OF MEMBER APPOINTING PROXY IN BLOCK LETTERS)

of ______________________________
(FULL ADDRESS IN BLOCK LETTERS)

hereby appoint ______________________________ NRIC/Passport No. ______________
(FULL NAME OF PROXY IN BLOCK LETTERS)

of ______________________________
(FULL ADDRESS IN BLOCK LETTERS)

and/or ______________________________ NRIC/Passport No. ______________
(FULL NAME OF PROXY IN BLOCK LETTERS)

of ______________________________
(FULL ADDRESS IN BLOCK LETTERS)

or failing him/her, THE CHAIRMAN OF THE MEETING as my/our proxy/proxies to vote for me/us on my/our behalf at the Fourth Annual General Meeting of the Company to be held on Thursday, 26 July 2007 at 10.00 a.m. at Ballroom 1, Level 3, Kuala Lumpur Convention Centre, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia and at any adjournment thereof.

Subject to any voting instructions given below, the proxy will exercise his/her discretion as to how he/she votes and whether or not he/she abstains from voting on any resolution, by whomsoever proposed (including, without limitation, any resolution to amend a resolution or to adjourn the meeting).

Please indicate how you may wish to cast your votes by inserting a "√" in the space provided.

	Resolution	For	Against
1.	To receive and consider the Annual Report and the Audited Financial Statements of the Company and of the Group for the financial year ended 31 January 2007 and the Reports of the Directors and Auditors thereon.		
2.	To declare a final tax-exempt dividend of 3 sen per ordinary share of 10 pence each for the financial year ended 31 January 2007.		
3.	To re-elect Dato' Haji Badri bin Haji Masri, a Director who retires by rotation in accordance with Articles 83 and 84 of the Company's Articles of Association.		
4.	To re-elect Bernard Anthony Cragg, a Director who retires by rotation in accordance with Articles 83 and 84 of the Company's Articles of Association.		
5.	To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company and to authorise the Directors to fix their remuneration.		
6.	Special Business – Ordinary Resolution Authority to offer and grant options and allot and issue shares to Robert Odendaal, Chief Executive Officer of the Company		

Dated this _____ day of ___________ 2007.

____
Name of Member
(If the appointor is an attorney or a corporation please see Note 5 on the following page)

____
Signature of Member

Notes:

1. A member of the Company entitled to attend and vote is entitled to appoint more than one proxy of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account it holds and which is credited with ordinary shares of the Company. A proxy need not be a member of the Company.
2. A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing instruments of proxy are delivered for the same share for use at the same meeting, the one which is last validly delivered (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which instrument was last validly delivered, none of them shall be treated as valid in respect of that share.
3. A proxy may vote on a show of hands and on a poll.
4. If the Form of Proxy is returned without an indication as to how the proxy shall vote on any particular matter, the proxy may exercise his discretion as to whether to vote on such matter and if so, how.
5. An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person duly authorised in that respect.
6. To be valid, this Form of Proxy, duly completed, must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd at Level 26, Menara Multi-Purpose, Capital Square, No. 8 Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, together with the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially, not less than 48 hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequent to the date of the meeting or adjourned meeting not less than 24 hours before the time appointed for the taking of the poll.
7. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.

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STAMP

Symphony Share Registrars Sdn Bhd
Level 26, Menara Multi-Purpose, Capital Square
No.8, Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia

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Regional Offices

MALAYSIA

ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
Telephone No. : +603 9543 6688
Fax No. : +603 9543 6877
Website : www.astroplc.com
E-mail : info@astroplc.com

CHINA

Celestial Pictures Ltd
Shaw Administration Building
Lot 220, Clear Water Bay Road
Kowloon
Hong Kong SAR
Telephone No. : +852 2927 1111
Fax No. : +852 2243 1100

Celestial Pictures Ltd
6/F, Unit 2, Tayuan Diplomatic Office Building
14 Liangmahe Nan Lu,
100600 Beijing
China
Telephone No. : +8610 8532 2340
Fax No. : +8610 8532 2348

INDONESIA

PT Direct Vision
9th Floor, Citra Graha Building
Jl Jend. Gatot Subroto, Kav. 35-36
12950 Jakarta
Indonesia
Telephone No. : +6221 3006 0000
Fax No. : +6221 3006 0022

INDIA

MBNS India
104/5 Parmanand Estate
Maharani Bagh
110065 New Delhi
India
Telephone No. : +91 (11) 5162 6531
Fax No. : +91 (11) 2692 1792

ASTRO ALL ASIA NETWORKS plc (994178-M)

All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil, 57000 Kuala Lumpur
Malaysia
Tel : +603 9543 6688
Fax : +603 9543 6877
Website : www.astroplc.com
E-mail : info@astroplc.com

END